     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 2001

                                                    REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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                                XCARE.NET, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                            7374                          85-0373486
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)      Classification Code Number)        Identification Number)

                   6400 S. FIDDLER'S GREEN CIRCLE, SUITE 1400
                           ENGLEWOOD, COLORADO 80111
                                 (303) 488-2019
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ---------------------

                               LORINE R. SWEENEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                XCARE.NET, INC.
                   6400 S. FIDDLER'S GREEN CIRCLE, SUITE 1400
                           ENGLEWOOD, COLORADO 80111
                                 (303) 488-2019
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

                           ARTHUR SCHNEIDERMAN, ESQ.
                            KATHLEEN B. BLOCH, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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                                                        PROPOSED MAXIMUM     PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF          AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
  SECURITIES TO BE REGISTERED        REGISTERED(1)        PER SHARE(2)             PRICE          REGISTRATION FEE
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Common Stock $0.001 par value...       1,942,453             $11.945            $23,202,601            $5,801
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(1) This registration statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock.
(2) Estimated solely for purposes of calculating the registration fee based on the average of the high and low price of the Registrant's common stock on the Nasdaq National Market on July 11, 2001.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
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PROSPECTUS

                                1,942,453 SHARES

                                XCARE.NET, INC.

                                  COMMON STOCK

     This prospectus relates to the public offering of 1,942,453 shares of common stock which may be sold from time to time by the selling stockholders named in this prospectus.

     The shares of common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled "Plan of Distribution" beginning on page 48. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in this prospectus.

     We will not receive any of the proceeds from the sale of the shares although we have paid the expenses of preparing this prospectus and the related registration expenses.

     Our common stock is quoted on the Nasdaq National Market under the symbol "XCAR." The last reported sales price of our common stock on the Nasdaq National Market on July 13, 2001 was $12.98 per share.

                             ---------------------

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                             ---------------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SHARES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is July   , 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
  XCare.net, Inc............................................    1
  Common Stock Offered......................................    1
  Price Range of Our Common Stock...........................    1
  Summary Financial Data....................................    2
  Dividends.................................................    2
  Recent Events.............................................    3
  You Should Not Rely on Forward Looking Statements.........    3
RISK FACTORS................................................    4
SELECTED FINANCIAL DATA.....................................   12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   14
BUSINESS....................................................   24
MANAGEMENT..................................................   32
EXECUTIVE COMPENSATION......................................   35
STOCK OWNERSHIP.............................................   37
RELATED TRANSACTIONS AND CERTAIN RELATIONSHIPS..............   40
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS...........   42
SELLING STOCKHOLDERS........................................   47
PLAN OF DISTRIBUTION........................................   48
DESCRIPTION OF CAPITAL STOCK................................   51
WHERE YOU CAN FIND MORE INFORMATION.........................   53
EXPERTS.....................................................   53
LEGAL MATTERS...............................................   53
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-1

                             ---------------------

     "XCare," "XCare.net" and "XTiera" are trademarks, trade names or service marks of XCare.net. This prospectus also contains trademarks, trade names and service marks of companies other than XCare.net, and these trademarks, trade names and service marks are the property of their respective holders.

                             ---------------------

     You should rely on this prospectus. We have not, and the selling stockholders have not, authorized any person to provide you with different information. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                                    SUMMARY

     This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, included in this prospectus. You should read the full text of, and consider carefully, the more specific details contained in or incorporated by reference into this prospectus. The terms "XCare.net," "we," "us," and "our" in this prospectus refer to XCare.net, Inc. and its subsidiaries.

                                XCARE.NET, INC.

     We are an electronic commerce service provider for healthcare businesses. We have developed an Internet-based technology platform, XTiera, using extensible mark-up language, or XML. Using XTiera, we design, develop and host custom healthcare Web sites, known as portals, for payers, providers and other healthcare industry participants. We also provide consulting services to define, develop and implement Internet healthcare strategies as well as Web site hosting, transaction processing, transaction support and maintenance services for our customers.

     Our principal executive office is located at 6400 S. Fiddler's Green Circle, Suite 1400, Englewood, Colorado 80111, and our telephone number at that office is (800) 723-3033. We were incorporated in Delaware in March 1989.

                              COMMON STOCK OFFERED

     The holders of our common stock listed in this prospectus under the Section entitled "Selling Stockholders" are offering a total of 1,942,453 shares of our common stock. We are not offering any shares and will not receive any proceeds from the sale of our common stock by the selling stockholders.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock has traded on the Nasdaq National Market under the symbol "XCAR" since our initial public offering in February 2000. The last reported sale price of our common stock on July 13, 2001 was $12.98 per share. The following table shows the quarterly high and low per share sales prices of our common stock for the periods indicated.

                                                                      HIGH     LOW
                                                                      ----     ---
       Year Ending December 31, 2001:
         Third Quarter (through July 13)...........................  $13.30   $11.40
         Second Quarter............................................   13.20     5.75
         First Quarter.............................................    8.09     5.19
       Year Ended December 31, 2000:
         Fourth Quarter............................................  $ 9.81   $ 3.63
         Third Quarter.............................................    6.38     3.00
         Second Quarter............................................   14.44     4.00
         First Quarter (beginning February 10th)...................   42.00    13.75

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following consolidated historical financial information has been derived from our consolidated financial statements and accompanying notes. The annual financial data is derived from our audited consolidated financial statements. The financial data as of March 31, 2001 and for the three-month periods ended March 31, 2000 and 2001 have been derived from our unaudited condensed consolidated financial statements. This historical financial information is only a summary, and should be read along with the Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 14 and our consolidated financial statements and accompanying notes beginning on page F-1.

                                                                                         THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                        MARCH 31,
                                ---------------------------------------------------    ----------------------
                                 1996      1997       1998       1999        2000         2000         2001
                                 ----      ----       ----       ----        ----         ----         ----
STATEMENTS OF OPERATIONS
  DATA:
Total revenue...............    $9,726    $ 5,984    $ 2,270    $ 4,853    $ 10,681      $ 2,852      $ 7,590
Net income (loss)...........    $  253    $(7,324)   $(4,082)   $(3,188)   $(17,317)     $(3,203)     $(3,201)
Net income (loss) per common
  share -- basic and
  diluted...................    $ 0.53    $(18.92)   $(10.64)   $ (6.91)   $  (1.20)     $ (0.37)     $ (0.20)
Weighted average common
  shares
  outstanding -- basic and
  diluted...................       476        390        390        472      14,399        8,758       16,412

                                                        AS OF DECEMBER 31,                        AS OF
                                       ----------------------------------------------------     MARCH 31,
                                        1996      1997        1998        1999       2000         2001
                                        ----      ----        ----        ----       ----       ---------
BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investment............    $1,394    $   697    $    198    $  7,455    $78,319      $74,299
Total assets.......................    $4,492    $ 4,026    $  2,805    $ 13,183    $96,908      $94,209
Mandatory redeemable convertible
  preferred stock..................    $   --    $ 6,728    $  6,827    $ 23,842    $    --      $    --
Stockholders' equity (deficit).....    $  842    $(6,537)   $(10,620)   $(13,172)   $92,839      $89,773

                                   DIVIDENDS

     Except for dividends declared in connection with its status as an S corporation prior to January 1996, we have never declared or paid any cash dividends on our common stock or other securities. We currently anticipate that we will retain all of future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 RECENT EVENTS

     On May 14, 2001, we entered into a merger agreement with Healthcare.com Corporation, a company headquartered in Atlanta, Georgia. Under the merger agreement, we would acquire Healthcare.com by means of a merger of one of our wholly-owned subsidiaries with Healthcare.com. We will issue up to approximately
12.2 million shares of our common stock in exchange for outstanding shares of Healthcare.com stock and options and warrants to purchase Healthcare.com stock. The exchange ratio that we will pay in the merger will be 0.375 shares of our common stock for each share of Healthcare.com common stock.

     The completion of the merger is subject to several conditions, including its approval by both our stockholders and the stockholders of Healthcare.com. We have filed a registration statement with the Securities and Exchange Commission that includes a prospectus relating to our issuance of our common stock to Healthcare.com's stockholders and a joint proxy statement relating to the vote by each company's stockholders whether to approve the merger. We expect to mail the joint proxy statement/prospectus to each company's stockholders promptly after the registration statement becomes effective, and we expect to close the merger on or around September 1, 2001.

     On June 7, 2001, we completed the acquisition of Confer Software, Inc., a company based in San Carlos, California, that has developed eBusiness Process Management (eBPM) software infrastructure, tools and applications. Under the terms of the acquisition agreement, we issued 592,453 shares of our common stock to the Confer stockholders and assumed an employee bonus obligation totaling $461,250 that we paid in cash at closing. Ann Ting, Confer's president and chief operating officer, has been appointed as our senior vice price president and chief technology officer.

               YOU SHOULD NOT RELY ON FORWARD LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally preceded by words that state or imply that a future event or outcome will occur such as "is expected," "is anticipated" or "will." These statements include statements relating to our business, results of operations and financial condition. As you read this prospectus and evaluate an investment in our common stock, you should keep in mind that forward-looking statements are not guarantees of our future performance. The forward looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those contemplated by the statements, including the risks described in the section entitled "Risk Factors" beginning on page 4.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. Additional risks and uncertainties not known to us or that we now believe to be unimportant could also impair our business. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all of your investment.

     Our reported financial results may suffer as a result of purchase accounting treatment and the impact of amortization of goodwill and other intangibles relating to the acquisition of Healthcare.com.

     We will account for the acquisition of Healthcare.com as a "purchase" transaction for accounting and financial reporting purposes, in accordance with generally accepted accounting principles. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible assets of Healthcare.com acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under generally accepted accounting principles. We currently estimate that the amount of purchase cost allocated to goodwill and other intangibles will be approximately $78.3 million. If goodwill and other intangible assets were amortized in equal quarterly amounts following completion of the merger over a seven year period, the accounting charge attributable to these items would be approximately $2.8 million per quarter or $11.2 million per fiscal year. As a result, under present accounting rules, purchase accounting treatment of the merger would result in a net loss for us in the foreseeable future, which could have a material and adverse effect on the market value of our common stock following completion of the merger. The Financial Accounting Standards Board is expected to issue a statement, Business Combinations and Intangibles -- Accounting for Goodwill, in July 2001. The statement is expected to change the method of accounting for goodwill recorded in acquisitions after June 30, 2001. The statement is expected to eliminate the amortization of goodwill and set forth methods to evaluate goodwill for impairment rather than amortizing the goodwill in equal amounts over a specified period. Under the proposed accounting rules, the requirement to evaluate goodwill for impairment could result in volatility in future earnings, which could have a material adverse effect on the market value of our common stock following the merger.

EXPENSES RELATED TO THE ACQUISITION OF HEALTHCARE.COM COULD ADVERSELY AFFECT OURS AND HEALTHCARE.COM'S COMBINED FINANCIAL RESULTS.

     We and Healthcare.com expect to incur direct transaction costs of approximately $3.6 million in connection with the acquisition of Healthcare.com and additional costs related to the integration of the companies. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to our stockholders and Healthcare.com's stockholders resulting from the issuance of shares in connection with the merger, ours and Healthcare.com's financial results, including earnings per share, could be adversely affected.

FAILURE TO COMPLETE THE ACQUISITION OF HEALTHCARE.COM COULD HAVE A NEGATIVE IMPACT ON OURS AND/OR HEALTHCARE.COM'S STOCK PRICE, FUTURE BUSINESS AND OPERATIONS OR FINANCIAL RESULTS.

     If the merger is not completed for any reason, we and Healthcare.com may be subject to a number of material risks, including the following:

     - We may be required to pay Healthcare.com, or Healthcare.com may be required to pay us, a termination fee of $2 million;

     - The price of our common stock and/or Healthcare.com common stock may decline to the extent that the relevant current market price reflects a market assumption that the merger will be completed;

     - Some costs related to the merger, such as legal, accounting, financial advisor and financial printing fees, must be paid even if the merger is not completed; and

     - There may be substantial disruption to ours and Healthcare.com's businesses and distraction of our workforces and management teams.

EMPLOYEE AND CUSTOMER UNCERTAINTY RELATED TO THE ACQUISITION OF HEALTHCARE.COM COULD HARM THE COMBINED COMPANY'S BUSINESS.

     The combined company's customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by the combined company's customers could seriously harm the combined company's business. Similarly, the combined company's employees may experience uncertainty about their future role with the combined company until or after strategies with regard to Healthcare.com are announced or executed. This may adversely affect the combined company's ability to attract and retain key management, marketing and technical personnel.

OUR BUSINESS AND PROSPECTS ARE DIFFICULT TO EVALUATE BECAUSE WE ARE IN TRANSITIONAL STAGES OF DEVELOPMENT.

     Due to our limited operating history in the Internet-based healthcare market, it is difficult to predict with accuracy our future results of operations. We commenced operations in March 1989, but did not begin to focus on Internet-based healthcare solutions until early 1999. As a result, we will be prone to the risks and difficulties frequently encountered by early stage companies, particularly companies in new and rapidly evolving technology-related markets. The provision of services using the Internet and other advanced applications in the healthcare industry is a developing business that is inherently riskier than business in industries where companies have established operating histories. Accordingly, our historical financial results are not necessarily indicative of our future financial performance.

WE HAVE HISTORICALLY INCURRED LOSSES AND WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.

     We incurred net losses for the years ended December 31, 1998, 1999, 2000 and for the three months ended March 31, 2001. As of December 31, 2000 and March 31, 2001, we had accumulated deficits of $31.7 million and $34.9 million, respectively. Since we began developing and marketing its Internet-based healthcare products and services in early 1999, we have funded our business primarily by borrowing funds and from the sale of its stock, not from cash generated by its business. We expect to continue to incur significant sales and marketing, research and development and general and administrative expenses. As a result, we may experience losses and negative cash flows in the future.

IF WE FAIL TO DEVELOP NEW RELATIONSHIPS OR MAINTAIN OUR EXISTING RELATIONSHIPS WITH ESTABLISHED HEALTHCARE INDUSTRY PARTICIPANTS, WE MAY EXPERIENCE DELAYS IN THE GROWTH OF OUR BUSINESS.

     Relationships with established healthcare industry participants are critical to the success of the combined company. These relationships include customer, vendor, distributor and co-marketer relationships. To date, we have established only a limited number of these relationships, and these relationships are in the early stages of development. If we cannot successfully establish new relationships with key healthcare industry participants, our business may grow slowly, or not at all.

     Much of our success will depend on our ability to leverage Healthcare.com's existing relationships into greater sales of our information sharing technology. If we were to lose any of our existing relationships, or if the other parties were to fail to collaborate with us to pursue additional business relationships, we would not be able to execute our business plans and our business would suffer significantly.

IF THE HEALTHCARE INDUSTRY DOES NOT ACCEPT THE NEED FOR A COMMON TECHNOLOGY PLATFORM, OUR BUSINESS MAY NOT GROW AS QUICKLY AS PLANNED OR AT ALL.

     To date, the healthcare industry has been resistant to adopting new information technology applications, services and product offerings. Electronic information exchange and transaction processing by the healthcare industry is still developing. Complexities in the nature of healthcare transactions and lack of a common technology platform are significant issues in the development and acceptance of information technology applications, services and product offerings by the industry. There are currently hundreds of different incompatible hardware, software and database components. If healthcare industry participants do not accept the need to integrate pre-existing information technology components, the market for our applications and services would not develop and our business may not grow.

IF XML FAILS TO BECOME A STANDARD DATA EXCHANGE PROTOCOL FOR THE INTERNET, THE MARKETABILITY OF OUR PRODUCTS WILL BE IMPAIRED.

     Our XTiera product operates with the extensible mark-up language, or XML. The failure of XML to become established would seriously impede the marketability of many of our products and force us to adapt our products to other data exchange protocols. Any such adaptation would entail substantial costs, would require substantial time and effort, and might not lead to marketable or competitive products. In addition, if incompatible versions of the XML standard arise in the market, the market for XML-based applications may grow slowly or not at all. If the version of XML for which we have developed applications, services and product offerings does not gain widespread acceptance, we will have to adapt our products to another version of XML, which will cause delays in shipments of our application and product offerings and impede our ability to provide services.

OUR REVENUES ARE CONCENTRATED IN A FEW CUSTOMERS, WHICH PUTS OUR REVENUES AT
RISK.

     We have historically received a substantial majority of our revenues from a limited number of customers. In 2000, our sales to HealthNet, Inc. and Nursefinders, Inc. accounted for 17% and 10% of our revenues, respectively. In 1999, sales to Methodist Care, Inc., Expert Practice, Inc., American Medical Pathways, Inc., Brokerage Services Incorporated and Quest Diagnostics Incorporated accounted for 20%, 12%, 12%, 11% and 10% of our revenues, respectively.

     We expect that a significant portion of the combined company's revenues will depend on sales to a small number of customers. If we do not generate as much revenue from these major customers as we expect to, or if we lose certain of them as customers, our total revenue will be significantly reduced.

OUR OPERATING RESULTS MAY VARY SIGNIFICANTLY DUE TO THE LENGTHY SALES AND IMPLEMENTATION CYCLES FOR OUR PRODUCTS AND SERVICES AND, AS A RESULT, OUR REVENUES MAY BE DELAYED AND OUR RESULTS OF OPERATIONS AND SHARE PRICE MAY FLUCTUATE.

     Because our applications, services and product offerings have lengthy sales and implementation cycles, it is difficult for us to forecast the timing and recognition of revenues from sales of our applications, services and product offerings. Since we are unable to control many of the factors that will influence our customers' buying decisions, the lengthy sales cycle could cause our operating results to be below the expectations of analysts and investors.

     A key element of our strategy is to market our applications, services and product offerings to large organizations with significant data management and access needs. The sales process normally involves a significant evaluation process, and commitment of budgets may be subject to delays due to a customer's internal procedures for approving new expenditures and deploying new technologies. The period between initial customer contact and a purchase order typically ranges between three to nine months.

     In addition, we often must provide a significant level of education to our prospective customers regarding the use and benefit of our applications, services and product offerings, which may cause additional delays during the evaluation and acceptance process. Our long and unpredictable sales cycle can result in delayed revenues, difficulty in matching revenues with expenses and increased expenditures, which together may contribute to fluctuations in our results of operations and share price.

WE MAY LOSE EXISTING CUSTOMERS OR BE UNABLE TO ATTRACT NEW CUSTOMERS IF WE DO NOT DEVELOP NEW APPLICATIONS, SERVICES AND PRODUCTS OR IF THESE SOLUTIONS DO NOT KEEP PACE WITH TECHNOLOGICAL CHANGES.

     Technologies are evolving rapidly and the technology used by any business that relies heavily on the Internet is subject to rapid change and obsolescence. If we are not able to maintain and improve our products and develop new products that keep pace with competitive product introductions and technological developments, satisfy diverse and evolving customer requirements and achieve market acceptance, we may lose existing customers or be unable to attract new customers. We may not be successful in developing and marketing product enhancements or new products that respond to technological advances by others on a timely or cost-effective basis. In addition, such applications, services and product offerings may contain licensed components, which may be difficult to integrate or may cause the solutions to be ineffective. These products, if developed, may not achieve market acceptance. Any delay or problems in the installation or implementation of new products or services may cause customers to forego purchases from us and could cause them to purchase from our competitors.

IF COMPLIANCE WITH GOVERNMENT REGULATION OF THE HEALTHCARE INDUSTRY BECOMES COSTLY AND DIFFICULT FOR OUR CUSTOMERS, WE MAY NOT BE ABLE TO GROW OUR BUSINESS.

     Participants in the healthcare industry are subject to extensive and frequently changing regulation under numerous laws administered by governmental entities at the federal, state and local levels, some of which are, and others of which may be, applicable to our business. Furthermore, our healthcare service provider, payer and plan customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

     The healthcare market itself is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the purchasing practices and operations of healthcare organizations. Changes in current healthcare financing and reimbursement systems, such as modifications which may be required by the Health Insurance Portability and Accountability Act of 1996, may cause us to make unplanned enhancements of software applications or services, result in delays or cancellations of orders, or result in the revocation of endorsement of our applications and services by healthcare participants. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare market participants operate. Healthcare market participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. We do not know what effect any proposals would have on our business.

BECAUSE WE PROVIDE UTILIZATION REVIEW SERVICES, WE MAY BE LIABLE FOR THE DENIAL OF PAYMENTS FOR MEDICAL CLAIMS OR MEDICAL SERVICES.

     One of the functions of our applications is automatic adjudication of whether a claim for payment or service should be denied or whether existing coverage should be continued based upon particular plans, contracts and industry-standard, clinical-support criteria. Our payer customers are ultimately responsible for deciding whether to deny claims for payment or medical services. It is possible, however, that our customers may assert that we are liable for denying payment of covered medical claims or medical service. The contractual protections included in our customer contracts and our insurance coverage may not be sufficient to protect us against such liability.

WE MAY FACE PRODUCT-RELATED LIABILITIES THAT COULD FORCE US TO PAY DAMAGES, WHICH WOULD HURT OUR REPUTATION.

     We and Healthcare.com have historically joined with their respective customers to test their applications, services and product offerings. Despite these quality control efforts, it is possible that some of these applications, services and/or products may not achieve contracted performance levels or may contain defects, including defects that could result in system failures. These defects or problems could reduce customer satisfaction, which in turn could result in contract damages or the loss of or delay in generating revenue, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation or increased insurance costs.

     Both ours and Healthcare.com's contracts generally limit liability arising from errors. However, these provisions may not be enforceable and may not protect us from liability. While we have general liability insurance that we believe is adequate, including coverage for errors and omissions, we may not be able to maintain this insurance on reasonable terms in the future. In addition, our insurance may not be sufficient to cover large claims and our insurer could disclaim coverage on claims. If we are liable for an uninsured or underinsured claim or if our premiums increase significantly, our financial condition could be materially harmed.

IF WE DO NOT ESTABLISH AND MAINTAIN OUR BRAND, OUR REPUTATION COULD BE ADVERSELY AFFECTED.

     In order to increase our customer base and expand our online traffic, we must establish, maintain and strengthen our brand. For us to be successful in establishing our brand, healthcare professionals must perceive us as offering quality, cost-effective, communications, information and administrative services. Our reputation and brand name could be harmed if we experience difficulties in introducing new applications, services and product offerings, if these applications, services and product offerings are not accepted by customers, if we are required to discontinue existing applications, services and product offerings or if our products and services do not function properly.

ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS AND DILUTE STOCKHOLDER VALUE.

     In addition to Healthcare.com, we have recently made several other business acquisitions and the combined company's success will depend, to a great extent, on our ability to smoothly integrate these other entities. In the fourth quarter of 2000, we acquired Integrated Media, Inc. and United/HealthScope, Inc. d/b/a Advica Health Resources and in the second quarter of 2001, we acquired Confer Software, Inc., a company that provides e-business process management software infrastructure, tools and applications.

     These acquisitions, either individually or as a whole, could divert our attention from other business concerns and expose us to unforeseen liabilities or risks associated with entering new markets and integrating these new entities. Further, the integration of these entities may cause us to lose key employees. Integrating newly acquired organizations and technologies could be expensive, time consuming and may strain our resources. In addition, we may lose our current customers if any acquired companies have relationships with competitors of our customers. Consequently, we may not be successful in integrating these acquired businesses or technologies and may not achieve anticipated revenue and cost benefits, which could hurt your prospective investment in the combined company.

     We have paid for some of these recent acquisitions by issuing additional common stock, which has diluted our stockholders. We may continue to finance our future acquisitions through the issuance of additional common stock, to the extent we do so, your potential investment in the combined company will be diluted. We may also opt to use cash to buy companies or technologies in the future. If we use cash, we may need to incur debt to pay for these future acquisitions. Acquisition financing may not be available on favorable terms or at all. In addition, we may be required to write-off significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would seriously harm our results of operations. If we fail to execute our acquisition strategy successfully, for any reason, our business will suffer significantly.

IF OUR PROPRIETARY TECHNOLOGY IS SUBJECTED TO INFRINGEMENT CLAIMS, WE MAY HAVE TO PAY DAMAGES OR SEEK A LICENSE FROM THIRD PARTIES, WHICH COULD DELAY SALES OF OUR PRODUCTS, AND IF OUR PROPRIETARY TECHNOLOGY IS INFRINGED UPON, WE MAY EXPERIENCE LOSSES.

     Our intellectual property is important to our business. We expect that we could be subject to intellectual property infringement claims as the number of our competitors grows and the functionality of our applications overlap with competitive offerings. These claims, whether or not meritorious, could be expensive, divert our attention from operating our company, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could seriously harm our business, financial condition and results of operations. If we become liable to third parties for infringing on their intellectual property rights, we would be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all. In the event an intellectual property claim against us was successful and we could not obtain a license on acceptable terms, license a substitute technology or redesign to avoid infringement, our business, financial condition and results of operations would be seriously harmed.

     In addition, we may not be able to protect against misappropriation of our intellectual property. Third parties may infringe upon our intellectual property rights, we may not detect this unauthorized use and we may be unable to enforce our rights.

WE RELY ON THIRD PARTIES FOR TECHNOLOGY IN OUR PRODUCTS. IF WE CANNOT MAINTAIN LICENSES TO KEY THIRD-PARTY SOFTWARE, SHIPMENTS OF OUR PRODUCTS COULD BE DELAYED UNTIL EQUIVALENT SOFTWARE CAN BE DEVELOPED OR LICENSED AND/OR INTEGRATED INTO OUR PRODUCTS. FURTHER, THE FAILURE OF THIRD PARTY VENDORS TO PROVIDE TECHNOLOGY NECESSARY FOR OUR PRODUCTS TO FUNCTION PROPERLY MAY PUT OUR REVENUES AT RISK.

     We depend upon third-party suppliers and licensors to provide software that is incorporated in certain of our products and the products that we distribute. We do not have control over the scheduling and quality of work of such third-party software suppliers and licensors. Additionally, the third-party software may not continue to be available to us on commercially reasonable terms, if at all. Our agreements to license certain third-party software will terminate after specified dates unless they are renewed. It is anticipated that the combined company will sell multiple products to the same customer. Problems with the third party technology in one product may adversely affect sales of other products to the same customer.

OUR PRODUCTS MAY BE AFFECTED BY UNKNOWN SOFTWARE DEFECTS.

     Our products depend on complex software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when enhancements or new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current products or enhancements until after they are deployed. To date neither we nor Healthcare.com have experienced any material software defects, however it is possible that, despite continued testing by the combined company, defects may occur in our software. These defects could cause performance interruptions, which could damage our reputation with existing or potential customers, increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer.

IF WE ARE UNABLE TO PROTECT AND ENFORCE OUR TRADE NAMES, INTERNET ADDRESS, INTELLECTUAL PROPERTY RIGHTS OR PROPRIETARY TECHNOLOGY RIGHTS, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY SUFFER.

     We seek to protect our brand and our other intellectual property through a combination of copyright, trade secret and trademark laws. We have recently filed federal trademark applications for "XCare.net," "XTiera," "Solution Channels" and "the Business to Business Platform for eHealth." We cannot guarantee that any of these trademark applications will be granted. If we are unable to secure registration of these marks or otherwise obtain the right to use these marks under contract or common law, we may be required to stop using these marks. This could cause confusion to our customers and in the marketplace and harm our business, financial condition and results of operations.

     In addition, our future success and ability to compete in our markets depend in part on our proprietary rights to products and services, which we develop. We rely on copyright, trademark and trade secret laws and contractual restrictions. We also expect to rely on patents to protect our proprietary technology and to rely on similar proprietary rights of any of our technology providers. We have filed a patent application to protect certain of our proprietary technology. We cannot assure you that such application will be approved or, if approved, will be effective in protecting our proprietary technology. We enter into confidentiality agreements with all of our employees, as well as with our customers and potential customers seeking proprietary information, and limit access to and distribution of our software, documentation and other proprietary information.

     Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. We cannot assure you that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult, and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of our resources.

OUR QUARTERLY OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST AND OUR QUARTERLY OPERATING RESULTS MAY VARY SIGNIFICANTLY IN THE FUTURE.

     Quarterly revenue and operating results depend upon, among other things, the volume and timing of customer contracts and service orders received, as well as the amount of each contract that we are able to recognize as revenue. These factors are difficult to forecast. In addition, as is common in the software industry, a significant portion of our license revenue in a given quarter historically has been recorded in the last month of that quarter. Our expense levels for each quarter, however, are based primarily on our estimates of future revenue and are largely fixed. As a result, we may be unable to adjust spending rapidly enough to compensate for any unexpected revenue shortfall. Any significant shortfall in revenue in relation to our planned expenditures may cause our quarterly operating results to fail to meet the expectations of securities analysts and investors, causing our share price to decline.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY.

     On July 12, 2000, our board of directors approved a preferred stock rights agreement. This plan is not intended to prevent a takeover, but to protect and maximize the value of stockholders' interests. In addition, provisions of our certificate of incorporation, bylaws, other agreements and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

OUR COMMON STOCK PRICE MAY CONTINUE TO BE HIGHLY VOLATILE AND WE MAY BE SUBJECT TO LITIGATION AS A RESULT OF SUCH VOLATILITY.

     The trading price of our common stock may be volatile. The stock market in general, and the market for technology and software companies in particular, has, from time to time, experienced extreme volatility that often has been unrelated to the operating performance of particular companies.

     These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including:

     - changes in expectations of our future financial performance;

     - changes in securities analysts' estimates (or our failure to meet such estimates);

     - announcements of technological innovations;

     - customer and distributor relationship developments;

     - conditions affecting our targeted markets in general; and

     - quarterly fluctuations in our revenue and financial results.

     Since our initial public offering in February of 2000, the price of our common stock has fluctuated significantly from our initial public offering price of $18.00, rising as high as $42.00 and dropping as low as $3.00. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If this were to happen to us, litigation would be expensive and would divert management's attention.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated historical financial data should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 14 of this prospectus and our consolidated financial statements and accompanying notes beginning on page F-1 of this prospectus. The consolidated financial data set forth below for the years ended December 31, 1998, 1999 and 2000 and as of December 31, 1999 and 2000, are derived from and are qualified by reference to our consolidated financial statements included in this prospectus. The consolidated financial data for the years ended December 31, 1996 and 1997 and as of December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements, which can be derived from other filings with the Securities Exchange Commission. The consolidated financial data as of March 31, 2001, and for the three-month periods ended March 31, 2000 and 2001, have been derived from our unaudited consolidated financial statements and accompanying notes beginning on page F-24 which include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly our results of operations and financial position for the periods and dates presented. Historical results are not necessarily indicative of results for any future period.

                                                                                         THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                        MARCH 31,
                                ----------------------------------------------------    --------------------
                                 1996       1997       1998       1999        2000       2000        2001
                                 ----       ----       ----       ----        ----       ----        ----
STATEMENTS OF OPERATIONS
  DATA:
Total revenue...............    $ 9,726    $ 5,984    $ 2,270    $ 4,853    $ 10,681    $ 2,852     $ 7,590
Total costs and expenses....     10,523     14,641      5,915      7,974      33,025      6,753      11,891
                                -------    -------    -------    -------    --------    -------     -------
Loss from operations........       (797)    (8,657)    (3,645)    (3,121)    (22,344)    (3,901)     (4,301)
Settlements received from
  contract terminations.....      2,250        250         --         --          --         --          --
Interest income (expense),
  net.......................         --          5       (437)       (67)      5,027        698       1,100
                                -------    -------    -------    -------    --------    -------     -------
Income (loss) before income
  taxes.....................      1,453     (8,402)    (4,082)    (3,188)    (17,317)    (3,203)     (3,201)
Income tax (benefit)
  expense...................      1,200     (1,078)        --         --          --         --          --
                                -------    -------    -------    -------    --------    -------     -------
Net income (loss)...........    $   253    $(7,324)   $(4,082)   $(3,188)   $(17,317)   $(3,203)    $(3,201)
                                =======    =======    =======    =======    ========    =======     =======
Net income (loss) per common
  share -- basic and
  diluted...................    $  0.53    $(18.92)   $(10.64)   $ (6.91)   $  (1.20)   $ (0.37)    $ (0.20)
                                =======    =======    =======    =======    ========    =======     =======
Weighted average common
  shares outstanding --basic
  and diluted...............        476        390        390        472      14,399      8,758      16,412
                                =======    =======    =======    =======    ========    =======     =======

                                                        AS OF DECEMBER 31,                        AS OF
                                       ----------------------------------------------------     MARCH 31,
                                        1996      1997        1998        1999       2000         2001
                                        ----      ----        ----        ----       ----       ---------
BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investment............    $1,394    $   697    $    198    $  7,455    $78,319      $74,299
Working capital....................    $  243    $  (952)   $ (5,335)   $  8,138    $82,759      $80,004
Total assets.......................    $4,492    $ 4,026    $  2,805    $ 13,183    $96,908      $94,209
Long-term debt.....................    $1,317    $   939    $    284    $     --    $    --      $    --
Mandatory redeemable convertible
  preferred stock..................    $   --    $ 6,728    $  6,827    $ 23,842    $    --      $    --
Stockholders' equity (deficit).....    $  842    $(6,537)   $(10,620)   $(13,172)   $92,839      $89,773

                   UNAUDITED QUARTERLY RESULTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     These unaudited quarterly results should be read in conjunction with the financial statements included in this prospectus. Our operating results are expected to vary significantly from quarter to and are not necessarily indicative of results for any future period.

                                                                        THREE MONTHS ENDED
                                                      ------------------------------------------------------
                                                      MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                        1999         1999          1999             1999
                                                      ---------    --------    -------------    ------------
Total revenue.....................................     $1,311       $  530        $   813         $ 2,199
                                                       ------       ------        -------         -------
Costs and expenses:
  Cost of revenue.................................        923          714            784           1,502
  Sales and marketing.............................        155          138            252             560
  General and administrative......................        144          282            759             682
  Research and development........................        104           57            256             158
  Stock compensation expense......................         --           --            112             392
                                                       ------       ------        -------         -------
     Total costs and expenses.....................      1,326        1,191          2,163           3,294
                                                       ------       ------        -------         -------
Loss from operations..............................        (15)        (661)        (1,350)         (1,095)
Interest income (expense), net....................       (136)        (122)           108              83
                                                       ------       ------        -------         -------
  Net loss........................................     $ (151)      $ (783)       $(1,242)        $(1,012)
                                                       ======       ======        =======         =======
  Net loss per common share -- basic and
     diluted......................................     $(0.43)      $(2.00)       $ (2.36)        $ (1.81)
                                                       ======       ======        =======         =======

                                                                    THREE MONTHS ENDED
                                            -------------------------------------------------------------------
                                            MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,
                                              2000         2000          2000             2000          2001
                                            ---------    --------    -------------    ------------    ---------
Total revenue...........................     $ 2,852     $ 2,689        $ 1,961         $ 3,179        $ 7,590
                                             -------     -------        -------         -------        -------
Costs and expenses:
  Cost of revenue.......................       2,797       3,016          3,190           5,170          6,353
  Sales and marketing...................       1,110       1,891          1,203           1,012          1,389
  General and administrative............       1,867       2,981          2,038           2,321          2,570
  Research and development..............         461         989            427           1,075          1,141
  Amortization of goodwill and other
     acquired intangibles...............          --          --             --              96            303
  Stock compensation expense............         518         406            286             171            135
                                             -------     -------        -------         -------        -------
     Total costs and expenses...........       6,753       9,283          7,144           9,845         11,891
                                             -------     -------        -------         -------        -------
Loss from operations....................      (3,901)     (6,594)        (5,183)         (6,666)        (4,301)
Interest income, net....................         698       1,505          1,446           1,378            100
                                             -------     -------        -------         -------        -------
  Net loss..............................     $(3,203)    $(5,089)       $(3,737)        $(5,288)       $(3,201)
                                             =======     =======        =======         =======        =======
  Net loss per common share -- basic and
     diluted............................     $ (0.37)    $ (0.31)       $ (0.23)        $ (0.32)       $ (0.20)
                                             =======     =======        =======         =======        =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are an electronic commerce service provider for healthcare businesses. We have developed an Internet-based technology platform, XTiera, using extensible mark-up language, or XML. Using XTiera, we design, develop and host custom healthcare Web sites, known as portals, for payers, providers and other healthcare industry participants. Through these portals, we link healthcare providers, payers and other industry participants into a community to create an Internet exchange. We use XTiera to deliver a broad range of applications, services and electronic product offerings that streamline and automate high-volume, data-intensive transactions and processes. We process transactions such as eligibility checking, claims status, referral processing and physician credentialing and enrollment. We also provide consulting services to define, develop and implement Internet healthcare strategies as well as Web site hosting, transaction processing, transaction support and maintenance services for our customers. XTiera is based on XML, in conjunction with the Topic Navigation Mapping standard. The enhanced integration and filtering capabilities are designed to meet the demands of healthcare industry participants. We expect XML to be a predominant protocol for exchanging data for electronic commerce in the future. Topic Navigation Mapping provides a standard format for indexing and structuring the XML formatted content. We take advantage of the benefits of both XML and Topic Navigation Mapping technologies to process data trapped in usually incompatible legacy computer systems, allow for automation of healthcare processes and integrate a wide variety of healthcare data including audio, video and text. We operate in two segments: development and consulting services, and recurring services. The development and consulting services segment includes revenue generated from software engineering and integration. The recurring services segment includes revenue generated from hosting services, maintenance services, transaction services, recurring license fees and other services.

     We were incorporated in Delaware in March 1989 under the name Reilly Dike Dosher Corporation, Inc. In December 1996, we changed our name to MPower Solutions, Inc. We have historically derived a significant portion of our revenue from sales of mainframe and client-server software for managed health care systems and from providing services to health care organizations seeking to outsource administrative functions.

     In early 1998, we identified an emerging opportunity to utilize the Internet to connect health care participants together into a community structure. We saw this as an opportunity to provide a more efficient service to health care and to offer our existing services, as well as additional applications, services and products, through a more efficient delivery medium. Beginning in mid-1998, we began to focus on Internet-based health care solutions. In April 1999, we changed our name to XCare.net, Inc. We intend to derive an increasing portion of our future revenue from our Internet-based applications, services and product offerings.

     On February 9, 2000, the Securities and Exchange Commission, or SEC, declared effective our Registration Statement on Form S-1. Pursuant to this Registration Statement, we completed an Initial Public Offering, or IPO, of 5,750,000 shares of our common stock (including 750,000 shares sold pursuant to the exercise of the underwriter's over-allotment option) at an offering price of $18.00 per share. Our proceeds from the IPO, after calculation of the underwriter's discount of $7.2 million, totaled $94.2 million, net of offering costs of approximately $2.1 million. Concurrent with the closing of the IPO, all outstanding shares of our convertible preferred stock were automatically converted into 9,108,122 shares of common stock. In addition, upon closing of the IPO, all outstanding common stock warrants and the Series A convertible preferred stock warrants were exercised. The Series A convertible preferred stock issued upon the exercise of the latter warrants was automatically converted into common stock and together with the exercise of the common stock warrants, resulted in the issuance of 702,924 additional shares of common stock.

     In October 2000, we entered into a Software License and Services Agreement with MedUnite, Inc. to provide software development services related to the pilot program. These services are provided on a time and materials basis and this agreement is cancelable at MedUnite's discretion subsequent to the delivery of the first pilot and prior to the contract contingency date, which is expected in mid-2001. In addition, we will host MedUnite's pilot program. If MedUnite does not terminate the agreement before the contingency date, we will sell MedUnite a software license and are expected to provide ongoing hosting, transaction processing, maintenance, software development and technical services.

     In connection with the MedUnite agreement, we issued warrants to MedUnite to purchase 1,350,000 shares of our common stock at an exercise price of $4.06. The warrants were immediately vested, exercisable and non-forfeitable for a period of eighteen months from the date of grant. The fair value of the warrants was calculated to be $3.1 million and was determined using the Black-Scholes option pricing model using a volatility factor of 120%, risk-free interest rate of 6.0% and an expected life of 18 months. The amounts billed to MedUnite up to the date that the first pilot was delivered (March 2001) has been reduced by the fair value attributed to the warrants. For the year ended December 31, 2000, the Company allocated $2.2 million of the warrant charge to billings and amounts billable. The remaining value of the warrants of $0.9 million at December 31, 2000 was included in other current assets. For the three months ended March 31, 2001, the Company charged the remaining warrant value of $0.9 million to billings and amounts billable.

     On November 8, 2000, we purchased all of United/HealthScope, Inc.'s d/b/a Advica Health Resources common shares. The purchase price totaling approximately $2.2 million included 70,000 shares of our common stock, approximately $830,000 in cash, and professional fees directly related to the acquisition, net of accounts receivable and our net investment in Advica Health Resources. The purchase price was allocated to the acquired assets and liabilities at their fair values as of November 8, 2000. The acquired intangibles consisted of approximately $549,000 in customer base, $488,000 in acquired workforce, and $86,000 to trade name. The remaining excess purchase price of approximately $402,000 was recorded as goodwill.

     In conjunction with the purchase of Advica Health Resources, we incurred approximately $273,000 in costs primarily related to the involuntary termination benefits of Advica Health Resources employees and for other costs to integrate operating activities. Approximately $95,000 of these employee termination benefits had been paid as of December 31, 2000. The remaining balance was paid in January 2001.

     On November 29, 2000, we purchased all of Integrated Media Inc.'s common stock. The purchase price, totaling approximately $2.1 million, consisted primarily of cash and professional fees directly related to the acquisition. The total purchase price was allocated to the assets and liabilities at their fair values as of November 29, 2000. The acquired identifiable intangible assets totaling approximately $322,000 consisted primarily of acquired customer base with the remaining excess purchase price of approximately $1.62 million being recorded as goodwill. In addition to the $2.1 million purchase price, we will pay $1.0 million to the former president of Integrated Media as compensation for his assistance with the transition over the next year. This $1.0 million has been paid into escrow, is included in other current assets, and will be amortized to sales and marketing expense over the one-year term of the agreement.

     We retained an independent appraiser to assist with the assigning of the fair values to the intangibles. The valuations relied on methodologies that most closely related to the fair market value assignment with the economic benefits provided by each asset and risks associated with the assets. The total goodwill and identifiable intangible assets acquired of $3.5 million are being amortized over their estimated lives of 3 years.

     Advica Health Resources, Integrated Media and Confer Software became our wholly-owned subsidiaries effective on the date of the acquisitions and transactions were accounted for under the purchase method of accounting in the fourth quarter of 2000 and the second quarter of 2001. Operating results for both Advica Health Resources and Integrated Media from the date of Acquisition are included in our consolidated financial results.

     On June 7, 2001 XCare.net consummated the acquisition of Confer Software, Inc., by merger of a wholly-owned subsidiary of XCare.net with Confer. As a result of the merger, Confer is now a wholly-owned subsidiary of XCare.net. Under the terms of the merger agreement dated May 14, 2001, XCare.net issued 592,453 shares of XCare.net common stock in exchange for outstanding shares of Confer capital stock and assumed a $461,250 employee bonus plan that was paid in cash. The transaction will be accounted for as a purchase. The purchase price will be allocated to the net assets acquired within the 12 months following the closing date of the transaction based on obtaining an independent valuation of the transaction.

     We recognize revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition" as amended. We derive revenue from license fees and related services under the terms of fixed price contracts. Maintenance revenue is derived from agreements for supporting and providing periodic updates to licensed software. Consulting revenue consists of revenue from consulting services provided pursuant to time and materials contracts. Transaction processing revenue is derived from transaction processing services and is recognized on a per-transaction basis as services are performed. Operational support revenue is derived from agreements for supporting and maintaining customers' processing environments and is recognized ratably over the service period.

     License fees and related services revenue is generally recognized from fixed price contracts using the percentage-of-completion method of accounting when services are essential to the functionality of the delivered software and collectibility of fees is probable. Where collectibility of fees is not probable, we defer revenue and related costs as deferred contract costs and recognize revenue and cost of revenue as cash is collected.

     We may encounter budget and schedule overruns on fixed price contracts caused by increased material, labor or overhead costs. Adjustments to cost estimates are made in the periods in which the facts requiring such revisions become known. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract costs indicate a loss. We do not require collateral for our receivables and an allowance is maintained for potential credit losses.

     In arrangements where services are not essential to the functionality of the delivered software, and we have no other obligations, we recognize license revenue when the agreement has been signed, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

     Maintenance revenue is recorded as unearned revenue and is recognized ratably over the service period, which is generally 12 months. When maintenance is bundled with the original license fee arrangement, its fair value is deferred and recognized during the period such services are provided.

     Revenue from consulting services provided pursuant to time-and-materials contracts is recognized as the services are performed.

     Cost of revenue includes personnel and related overhead costs, payments to third-party consultants who assist with implementation and support services, facilities costs and equipment depreciation. Sales and marketing expenses consist of personnel and related overhead costs, including commissions, travel expenses, field sales office expenses and advertising and promotion costs. General and administrative expenses include personnel and related overhead costs for our executive, administrative, finance and human resources functions, as well as legal and accounting fees, insurance expense, investor relation costs and bad debt expense. Research and development expense includes personnel and related overhead costs for product development, enhancements to existing applications and services and quality assurance activities.

RESULTS OF OPERATIONS

     The following table sets forth financial data for the periods indicated as a percentage of revenue.

                                                                                       THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,               MARCH 31,
                                                 -------------------------------       ------------------
                                                  1998        1999         2000         2000        2001
                                                  ----        ----         ----         ----        ----
Total revenue................................     100.0%      100.0%       100.0%       100.0%      100.0%
                                                 ------       -----       ------       ------       -----
Costs and expenses:
  Cost of revenue............................      91.9        80.8        132.7         98.1        83.7
  Sales and marketing........................      42.5        22.8         48.8         38.9        18.3
  General and administrative.................      96.7        38.5         86.2         65.5        33.9
  Research and development...................      29.5        11.8         27.6         16.2        15.0
  Goodwill and other intangibles
     amortization............................        --          --          0.1           --         4.0
  Stock compensation expense.................        --        10.4         12.9         18.2         1.8
                                                 ------       -----       ------       ------       -----
       Total costs and expenses..............     260.6       164.3        309.2        236.8       156.7
                                                 ------       -----       ------       ------       -----
Loss from operations.........................    (160.6)      (64.3)      (209.2)      (136.8)      (56.7)
Interest income (expense), net...............     (19.2)       (1.4)        47.1         24.5        14.5
                                                 ------       -----       ------       ------       -----
Net loss.....................................    (179.8)%     (65.7)%     (162.1)%     (112.3)%     (42.2)%
                                                 ======       =====       ======       ======       =====

     YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Total Revenue. Total revenue increased $5.8 million, or 120.0%, to $10.7 million for the year ended December 31, 2000 from $4.9 million for the year ended December 31, 1999. Amounts billed or billable to MedUnite of $2.2 million as of December 31, 2000 were reduced by the same amounts which relate to the fair value of the warrants issued to MedUnite in connection with the Agreement discussed above. The increase in total revenue is primarily related to increased development and consulting revenues derived from increased Internet-based development projects over the prior year. Internet-based development projects generally are higher in dollar value than our other services. Higher recurring revenue from Web site hosting, transaction processing and maintenance services for the twelve months ended December 31, 2000 as compared to the twelve months December 31, 1999 also added to the increase in total revenue. Total revenue also increased due to the acquisition of Advica Health Resources and Integrated Media in the fourth quarter of 2000.

     Cost of revenue. Cost of revenue increased $10.3 million, or 261.3%, to $14.2 million for the year ended December 31, 2000 from $3.9 million for the prior comparable period. The increase in the cost of revenue is related to the cost of additional personnel and third party contractors to support the growth in our Internet-based development projects. Expenses also increased due to the acquisitions of Advica Health Resources and Integrated Media.

     Sales and marketing. Sales and marketing expenses increased $4.1 million, or 372.0%, to $5.2 million for the year ended December 31, 2000 from $1.1 million for the year ended December 31, 1999. Sales and marketing expenses increased due to additional personnel, benefits and increased travel and entertainment, trade show and conference expenses as our sales force and marketing efforts were expanded and intensified. Increased commission expense related to obtaining significant contracts also added to the increase.

     General and administrative. General and administrative expenses increased $7.3 million, or 393.1%, to $9.2 million for the year ended December 31, 2000 from $1.9 million for the year earlier period. The increase in general and administrative expenses was primarily due to:

     - an increase in personnel in the areas of human resources, accounting and administration and an increase in benefits expense related to the increase in personnel and recruiting costs,

     - higher legal and accounting fees associated with periodic reporting requirements of a public company,

     - increased insurance expense related to purchasing directors and officers insurance,

     - higher rent expense related to expansion of our facilities,

     - higher depreciation expense related to an increase in capital expenditures to support our operations,

     - the acquisition of Advica Health Resources and Integrated Media, and

     - increased investor relations expense associated with a public company.

     Research and development. Research and development expenses increased $2.4 million, or 413.4%, to $3.0 million for the year ended December 31, 2000 from $0.6 million for the year ended December 31, 1999. The increase in research and development expenses reflects an increased use of third-party contractors related to the development of our transaction platform, XTiera offset by a decrease in salary expense. Additionally, higher rent expense related to our new Santa Clara research and development facility also added to the increase in research and development expense.

     Amortization of goodwill and acquired intangibles. The amortization of goodwill and acquired intangibles results from our acquisitions of Advica Health Resources and Integrated Media. Goodwill and identifiable intangibles of $3.5 million was recognized for the amount of the excess of the purchase price over the fair market value of the net assets acquired and will be amortized on a straight-line basis over the estimated useful life of 3 years. We obtained independent appraisals of the identified intangible assets and their remaining useful lives. Goodwill and other intangibles amortization for the twelve months ended December 31, 2000 was $96,000.

     Stock compensation expense. During 1999 and through February 10, 2000, the effective date of our IPO, in connection with stock options granted to certain employees and a consultant under the stock plan, we have recorded unearned stock compensation representing the difference between the exercise price of the options and the deemed fair value of our common stock at the date of grant. We recorded aggregate unearned compensation of $2.8 million in connection with these stock options. This stock compensation will be amortized to expense over the period during which the options or common stock subject to repurchase vest, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28. Amortization of stock compensation expense amounted to $1.4 million for the year ended December 31, 2000 compared to $504,000 in 1999. We expect to recognize amortization expense related to unearned compensation for the aforementioned grants of $425,000 in 2001, $193,000 in 2002 and $39,000 in 2003. See Note 6 of Notes to Financial Statements on pages F-15 through F-19.

     Interest income (expense), net. Interest income (expense), net includes interest income on cash and cash equivalent balance partially offset by interest expense on our convertible promissory notes and capital lease obligations. Interest income, net of interest expense, increased $5.1 million, to interest income of $5.0 million for the year ended December 31, 2000 from interest expense of $67,000 for the prior year. The increase in net interest income is primarily due to the interest income realized from the investment of the proceeds from our IPO in the first quarter 2000, the conversion of our convertible promissory notes into common shares simultaneously with our IPO and the reduction of debt and capital lease obligations during 1999.

     Income tax (benefit) expense. No provision for federal and state income taxes has been recorded for the years ended December 31, 2000 and 1999, as we have incurred net operating losses for each of these periods. We believe that, based on the history of losses and other factors, the weight of available evidence indicates that it is more likely than not that we will not be able to realize our deferred tax assets, and thus a full valuation allowance has been recorded against such assets as of December 31, 2000.

     Segment results. Segment results represent margins which, for segment reporting purposes, exclude certain costs and expenses, including corporate expenses, taxes other than income and other non-recurring charges. See Note 10 to the consolidated financial statements on pages F-21 through F-22.

                                                            1999        2000      (DECREASE)
                                                            ----        ----      ----------
       Development and consulting......................    $   720    $ (3,216)    $ (3,936)
       Recurring services..............................        210        (276)        (486)
       Other...........................................     (4,118)    (13,825)      (9,707)
                                                           -------    --------     --------
                                                           $(3,188)   $(17,317)    $(14,129)
                                                           =======    ========     ========

     The decrease in margins for both the development and consulting and recurring services segments is primarily related to the cost of additional personnel hired to support the growth in our Internet-based development projects and an increase in the ratio of third-party contractors our personnel in the first three quarters of 2000. Third-party contractors generally cost us more than our own personnel and consequently generate lower gross profit margins.

     YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Revenue. Revenue increased $2.6 million, or 114%, to $4.9 million for the year ended December 31, 1999 from $2.3 million for the year ended December 31, 1998. This increase reflects revenue recognized from new customers coupled with an increase in average total arrangement fees during 1999 as compared to 1998, partially offset by decreased transaction processing revenue, as two customers did not continue their transaction processing arrangements after they completed implementation of our software.

     Cost of revenue. Cost of revenue increased $1.8 million, or 88%, to $3.9 million for the year ended December 31, 1999 from $2.1 million for the year earlier period. This increase reflects the cost of additional third-party consultants used to support the current license implementation and custom development projects, amortization of software purchased in the fourth quarter of 1998 and recognition in 1999 of contract expenses deferred from the prior year.

     Sales and marketing. Sales and marketing expenses increased $140,000, or 15%, to $1.1 million during the year ended December 31, 1999 from $1.0 million for the year ended December 31, 1998. This increase represents increases in personnel, travel, advertising and marketing as we began to expand our sales and marketing force during the last half of 1999.

     General and administrative. General and administrative expenses decreased $327,000, or 15%, to $1.9 million for the year ended December 31, 1999 from $2.2 million from the year earlier period. This decrease is due primarily to a reduction in the amount of losses on the disposal of assets which were recorded in 1998 and the phase out of our mainframe computer as we discontinued its use. These decreases were partially offset by increases in recruitment and personnel costs as we built our staff, to accommodated growth and prepare for our IPO in the first quarter of 2000.

     Research and development. Research and development expenses decreased $95,000, or 14%, to $0.6 million for the year ended December 31, 1999 from $0.7 million for the year ended December 31, 1998. This decrease reflects a reduction in the use of outside consultants due to the completion of a project in 1998 related to the conversion of forms in the claims processing application as well as the write-off of certain software and equipment during 1998 after two of our customers did not continue their transaction processing arrangements once they completed implementation of our software. These decreases were partially offset by an increase in salaries as we increased personnel after obtaining funding through the sale convertible preferred stock in the second and third quarters of 1999.

     Stock compensation expense. During 1999, we recorded aggregate unearned compensation of $2.8 million in connection with the grant of certain stock options. Amortization of this compensation amounted to $504,000 for the year ended December 31, 1999. See Note 6 of Notes to Financial Statements on pages F-15 through F-19.

     Interest income (expense), net. Interest income (expense), net includes interest expense on our convertible promissory notes and capital lease obligations partially offset by interest income on cash and cash equivalent balances. Interest expense, net of interest income, decreased $370,000, or 85%, to $67,000 for the year ended December 31, 1999 from $437,000 for the prior year. This decrease is due to the conversion of the convertible promissory notes to Series B convertible preferred stock in June 1999, and the substantial reduction of debt and capital lease obligations during 1999 with the proceeds of the Series B preferred stock in the second and third quarter of 1999.

     Income tax (benefit) expense. No provision for federal and state income taxes has been recorded for the year ended December 31, 1999 or 1998 as we have incurred net operating losses for each of these periods. We believe that, based on the history of losses and other factors, the weight of available evidence indicates that it is more likely than not that we will not be able to realize our deferred tax assets, and thus a full valuation allowance has been recorded against such assets as of December 31, 1999 and 1998.

     Segment Results. Segment results represent margins which, for segment reporting purposes, exclude certain costs and expenses, including corporate expenses, taxes other than income and other non-recurring charges. Because all XCare.net's revenues were generated from recurring services in 1998, comparative information for the twelve months ended December 31, 1999 and 1998 are not presented. See Note 10 to the consolidated financial statements on pages F-21 through F-22.

     THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

     Total revenue. Total revenue increased $4.7 million, or 166.1%, to $7.6 million for the three months ended March 31, 2001 from $2.9 for the three months ended March 31, 2000. Amounts billed or billable to MedUnite as of March 31, 2001 were reduced by $876,000, which relate to the amortization of the fair value of the warrants issued to MedUnite in connection with the Agreement discussed above. The increase in total revenue is primarily related to increased development and consulting revenues derived from increased Internet-based development projects over the prior year. Higher recurring revenue from Web site hosting, transaction processing and maintenance services for the three months ended March 31, 2001 as compared to the three months ended March 31, 2000 also added to the increase in total revenue. Total revenue also increased due to the addition of Advica Health Resources and Integrated Media revenues beginning in the fourth quarter of 2000.

     Cost of revenue. Cost of revenue increased $3.6 million, or 127%, to $6.4 million for the three months ended March 31, 2001 from $2.8 million from the prior comparable period. The increase in the cost of revenue is related to the cost of additional personnel to support the growth in our Internet-based development projects. Expenses also increased due to the acquisitions of Advica Health Resources and Integrated Media. The opening of offices in Los Angeles and New York in mid-2000 also added to the increase. We anticipate cost of revenue expenditures will increase as we continue to expand our Internet strategy.

     Sales and marketing. Sales and marketing expenses increased $0.3 million, or 25%, to $1.4 million during the three months ended March 31, 2001 from $1.1 million for the three months ended March 31, 2000. Sales and marketing expenses increased due to additional personnel, benefits and increased travel and entertainment, trade show and conference expenses which were not expanded until the middle of the first quarter of 2000 after successful completion of our IPO.

     General and administrative. General and administrative expenses increased $0.7 million, or 38%, to $2.6 million for the three months ended March 31, 2001 from $1.9 million from the year earlier period. The increase in general and administrative expenses was primarily due to:

     - an increase in personnel in the areas of human resources, accounting and administration and an increase in benefits expense related to the increase in personnel and recruiting costs,

     - increased directors and officers insurance,

     - higher rent expense related to expansion of our facilities,

     - writedown of long-term equity investments, and

     - higher depreciation expense related to an increase in capital expenditures to support our operations.

     Research and development. Research and development expenses increased $0.7 million, or 148%, to $1.1 million for the three months ended March 31, 2001 from $0.5 million for the three months ended March 31, 2000. The increase in research and development expenses reflects an increase in personnel costs related to the continued development of our transaction platform, XTiera, including the Authorized Use Engine and Digital Library. Additionally, higher rent expense related to our Santa Clara research and development facility, which was opened in the second quarter of 2000.

     Stock compensation expense. During 1999 and through February 10, 2000, the effective date of our IPO, in connection with stock options granted to certain employees and a consultant under the stock plan, we have recorded unearned stock compensation representing the difference between the exercise price of the options and the deemed fair value of our common stock at the date of grant. We recorded aggregate unearned compensation of $2.8 million in connection with these stock options. This stock compensation will be amortized to expense over the period during which the options or common stock subject to repurchase vest, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28. Amortization of stock compensation expense amounted to $135,000 for the three months ended March 31, 2001 compared to $0.5 million for the three months ended March 31, 2000.

     Amortization of goodwill and acquired intangibles. The amortization of goodwill and acquired intangibles results from our acquisitions of Advica Health Resources and Integrated Media. Goodwill and identifiable intangibles of $3.5 million was recognized for the amount of the excess of the purchase price over the fair market value of the net assets acquired and will be amortized on a straight-line basis over the estimated useful life of three years. We obtained independent appraisals of the identified intangible assets and their remaining useful lives. Goodwill and other intangibles amortization for the three months ended March 31, 2001 was $303,000.

     Interest income. Interest income includes interest income on cash, cash equivalent and short-term investment balances. Interest income increased $0.4 million, to $1.1 million for the three months ended March 31, 2001 from interest income of $0.7 million for the prior year. The increase in interest income is primarily due to the interest income realized from the investment of the proceeds from our IPO in the middle of the first quarter of 2000.

     Income tax (benefit) expense. No provision for federal and state income taxes has been recorded for the three months ended March 31, 2001 and 2000, as we have incurred net operating losses for each of these periods. We believe that, based on the history of losses and other factors, the weight of available evidence indicates that it is more likely than not that we will not be able to realize our deferred tax assets, and thus a full valuation allowance has been recorded against such assets as of March 31, 2001.

     Segment results. Segment results represent margins which, for segment reporting purposes, exclude certain costs and expenses, including corporate expenses, taxes other than income and other non-recurring charges. See Note 5 to the consolidated financial statements on pages F-28 through F-29.

                                                            THREE MONTHS ENDED
                                                                MARCH 31,
                                                           --------------------      INCREASE/
                                                            2000         2001        DECREASE
                                                            ----         ----        ---------
       Development and consulting......................    $  (142)     $ 1,472       $ 1,614
       Recurring services..............................        197         (235)         (432)
       Other...........................................     (3,258)      (4,438)       (1,180)
                                                           -------      -------       -------
                                                           $(3,203)     $(3,201)      $     2
                                                           =======      =======       =======

     The increase in margins for the development and consulting segment is primarily related to the revenue growth in 2001 over the prior comparable quarter. The fixed costs to provide development and consulting services are allocated over a larger revenue base, providing greater margin. The decrease in margins from recurring services is primarily related to the addition of Advica Health Resources.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically financed our operations through a combination of cash flow from operations, private sales of common and convertible preferred stock, issuances of convertible promissory notes and public sales of common stock.

     We expect to use our cash, cash equivalents and short-term investments for general corporate purposes, working capital and capital expenditures to fund our operations and to continue expanding our product offerings. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development efforts, marketing and sales activities, the amount of cash generated by our operations and competition. We may find it necessary or advisable to use portions of our cash and cash equivalents for other purposes. A portion of our cash, cash equivalents and short-term investments may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Pending use of our cash and cash equivalents for the above purposes, we intend to invest such funds in short-term, interest-bearing, investment-grade securities.

     Net cash used in operating activities was $17.3 million in 2000, $4.4 million in 1999 and $2.2 million in 1998. Net cash used in operating activities for the three months ended March 31, 2001 and 2000 was $3.0 million and $2.8 million, respectively. Net cash used in operating activities is primarily attributable to net losses.

     Net cash used in investing activities was $48.2 million in 2000 and $1.2 million in 1999, and net cash provided by investing activities was $167,000 in 1998. Investing activities increased in 2000 primarily due to purchases of short-term investments of $41.0 million and purchases of computer hardware and software, office furniture and equipment of $3.6 million. In the fourth quarter of 2000, we purchased all of Integrated Media's common stock for $2.1 million and spent $0.7 million in the purchase of Advica Health Resources, net of cash received. See Note 2 to the consolidated financial statements regarding these purchases on pages F-11 through F-12. Net cash used in investing activities for the three months ended March 31, 2001 and 2000 was $2.1 million and $1.1 million, respectively. Purchases of equipment and software for the March 31, 2001 and 2000 were $0.9 million and $1.1 million, respectively. Additionally, we purchased $4.3 million and sold $3.2 million of short-term investments in the first quarter of 2001. We anticipate total capital expenditures for 2001 to be approximately $3.6 million.

     Net cash provided by financing activities of $95.4 million for 2000 was primarily related to the net proceeds received from our IPO. In February 2000, we completed our initial public offering and issued 5,750,000 shares of common stock (including the underwriter's over-allotment of 750,000 shares of common stock) at an initial public offering price of $18.00 per share. We received $94.2 million in cash proceeds, net of underwriting discounts, commissions and other offering costs. The net cash provided by financing activities of $12.9 million for 1999 was primarily related to the net proceeds received from the issuance of convertible preferred stock. The net cash provided by financing activities of $1.5 million for 1998 was primarily related to the net proceeds received from the issuance of convertible promissory notes. Net cash used in financing activities for the three months ended March 31, 2001 of $13,000 was related to payments on capital leases. Net cash provided by financing activities of $95.3 million for the three months ended March 31, 2000 was primarily related to the net proceeds received from our initial public offering.

     We expect our current cash resources will be sufficient to meet our requirements for the next 18 months. We may need to raise additional capital to support expansion, develop new or enhanced applications, services and product offerings, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. We may need to raise additional funds by selling debt or equity securities, by entering into strategic relationships or through other arrangements. We cannot assure you that we will be able to raise any additional amounts on reasonable terms, or at all, when they are needed.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires, among other things, that all derivative instruments be recognized at fair value as assets or liabilities on the balance sheet and that changes in fair value generally be recognized currently in earnings unless specific hedge accounting criteria are met. Because the Company does not hold any derivative financial instruments and has not engaged in hedging activities, the adoption of SFAS 133 in the first quarter of 2001 did not have a material impact on its consolidated results of operations, financial position or cash flows.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We currently develop and market our products in the United States. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our product less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates. Due to the short term-term nature of our investments, we believe that there is no material interest risk exposure. Based on the foregoing, no quantitative disclosures have been provided.

                                    BUSINESS

OVERVIEW

     We are an electronic commerce service provider for healthcare businesses. We have developed an Internet-based technology platform, XTiera, using extensible mark-up language, or XML. Using XTiera, we design, develop and host custom healthcare Web sites, known as portals, for payers, providers and other healthcare industry participants. Through these portals, we link healthcare providers, payers and other industry participants into a community to create an Internet exchange. We use XTiera to deliver a broad range of applications, services and electronic product offerings that streamline and automate high-volume, data-intensive transactions and processes. We process transactions such as eligibility checking, claims status, referral processing and physician credentialing and enrollment. We also provide consulting services to define, develop and implement Internet healthcare strategies as well as Web site hosting, transaction processing, transaction support and maintenance services for our customers. XTiera is based on XML, in conjunction with the Topic Navigation Mapping standard. The enhanced integration and filtering capabilities are designed to meet the demands of healthcare industry participants. We expect XML to be a predominant protocol for exchanging data for electronic commerce in the future. Topic Navigation Mapping provides a standard format for indexing and structuring the XML formatted content. We take advantage of the benefits of both XML and Topic Navigation Mapping technologies to process data trapped in usually incompatible legacy computer systems, allow for automation of healthcare processes and integrate a wide variety of healthcare data including audio, video and text. We operate in two segments: development and consulting services, and recurring services. The development and consulting services segment includes revenue generated from software engineering and integration. The recurring services segment includes revenue generated from hosting services, maintenance services, transaction services, recurring license fees and other services.

THE HEALTHCARE MARKET

     The U.S. Health Care Finance Administration estimates that healthcare expenditures currently represent $1.3 trillion, or 13.1% of the U.S. economy, and that these expenditures will increase to $2.6 trillion by 2010 due both to rising healthcare costs and an aging population. Healthcare claims, which totaled approximately 4.4 billion in 1998, generally are processed through antiquated computer systems via paper, fax or phone. These systems can be inefficient due to their inability to communicate with the systems of other healthcare participants and lead to unnecessary and duplicative costs. We believe that providing new, Internet-based, business-to-business information exchange and electronic commerce services that effectively address processing inefficiencies is one of the significant market opportunities in healthcare today.

     Market Characteristics

     Market fragmentation. The healthcare market is highly fragmented with wide geographic dispersion, a large number of participants and significant differences in technology infrastructure.

     - Geographic fragmentation. Because healthcare is delivered locally, there are hundreds of thousands of market participants in different locations. For example, there are approximately 750 HMOs in the United States, 830,000 active physicians and 6,000 hospitals. Additionally, there are over 17,000 nursing homes, and 9,000 home health agencies.

     - Technological fragmentation. Information technology investment has not been coordinated among healthcare participants. Current technology infrastructure in healthcare is characterized by numerous, incompatible and, in many cases, antiquated computer systems. Consequently, communication of information generally takes place via paper, fax and telephone.

     Complex processes. Healthcare is delivered in a marketplace which has become increasingly complex given the transition to managed care, the data-intensive nature of healthcare transactions, the lack of standard data formats, the complicated procurement process and the pervasiveness of government regulation.

     - Transition to managed care. One of the most important changes in the U.S. healthcare system since the 1980s has been the shift away from fee-for-service indemnity plans to managed care organizations. Currently, over 60% of the U.S. population is covered through some form of managed care. As managed care has become more prevalent and the number of payers has increased, provider reimbursement and general administration have become increasingly burdensome.

     - Intensive data management. Upkeep of healthcare data is largely a labor-intensive, paper-based and error-prone process in which data is manually collected, authenticated, edited, categorized and updated. For example, eligibility and plan information, which is basic information about an individual and his or her dependents, is cumbersome to manage, given that the data must be constantly updated to reflect any changes affecting coverage status, such as marriage, child births and address changes. However, this information is required at all points of healthcare delivery.

     - No standard data format or business rules. Data formats vary considerably throughout the healthcare industry and typically are unique to each particular health plan or provider. The data are stored in different formats and healthcare participants often rely on proprietary business rules for information such as plan coverage, eligibility and physician co-payments.

     - Complexity of procurement, purchasing and payment processes. There are numerous types of healthcare transactions due to the large number of both suppliers and buyers of care. In addition, there are multiple payment mechanisms depending on who has assumed the healthcare coverage risk. Payment mechanisms can range from fee-for-service to a fully insured healthcare maintenance organization, known as an HMO, and may be paid for by the individual, the individual's employer, the government, or a combination of all three.

     - Increasing government regulation. Numerous federal, state and local laws and regulations govern the healthcare industry, which changes frequently depending on political and economic influences. For example, the Health Insurance Portability and Accountability Act of 1996 has recently placed substantial new administrative requirements on many healthcare participants, including rules regarding compliance with industry standards, data formats, portability of insurance and data security.

SOLUTION

     We are an electronic commerce services provider for healthcare businesses. Using XTiera, we can customize Web-site portals to meet our customers' needs in a flexible and cost-effective manner. Through these customized portals, we deliver applications, services and electronic commerce product offerings that are designed to improve workflow efficiencies, reduce administrative costs and create new revenue opportunities for our customers. These custom portals facilitate healthcare transactions such as eligibility checks, referrals, authorizations, claims submissions and inquiry, or health plan enrollment. Our services include formulating and implementing Internet strategies for our customers, administering back office operations and operating and hosting their technology environments in our electronic commerce operations center. XTiera applications, services and product offerings are designed to enhance the efficiency of the healthcare delivery and payment system. Our approach to the market is based on the following:

     Use of new standard for information exchange. XTiera and associated applications and services are based on XML. We expect XML to be a predominant protocol for exchanging multimedia data for information exchange and electronic commerce on the Internet in the future. XML provides a document structure that allows complex data from multiple sources to be dynamically processed and displayed to users in personalized ways. We believe that these capabilities are particularly applicable to the healthcare industry because XML can process data trapped in pre-existing computer systems, allow for automation of healthcare processes and integrate a wide array of healthcare data including audio, video and text.

     Ability to develop comprehensive customer strategies. We have developed a step by step approach to assist our customers in designing a healthcare Internet strategy, creating a customized portal and hosting their Internet offerings and transactions in a secure and reliable data operations infrastructure. XCare.net will leverage an accelerated development methodology to analyze, design and implement web-based solutions for our customers. We use our proprietary eHealth Development Discipline(TM) methodology to develop the proposed eHealth solution. In the analysis and design phase, XCare.net's team works side by side with business, product and IT experts from our customers to develop the project objectives, scope and requirements. In the design stage, the use cases, information inventory and navigation maps created during the analysis phase are used to develop the prototype. We use a prototyping approach to develop the logical design for the Web application. The implementation phase is carried out in a phased approach. First, the staging environment is established and the customer is given access to conduct testing. Once the application is accepted, the application is moved to a production environment and is then accessible. XTiera is designed to provide a comprehensive set of applications, services and product offerings while preserving previous technology investments by integrating diverse multimedia content, including data and information from large, existing and usually incompatible computer systems.

     Solution channels that provide value to other healthcare industry participants. We use XTiera as the central element for a network of business relationships among healthcare industry participants who use our technology, thus creating collaborative electronic communities for the exchange of healthcare data, products and services. We call these communities our Solution channels, and use them to distribute our applications, services and product offerings, in addition to our normal sales activities. In addition, our Solution channels are designed to provide a means for our customers, vendors, distributors, co-marketers and others to offer their own related products and services to each other, as well as to their own customers. Solution channels allow us to:

     - Create new revenue opportunities for others. Customers and vendors can use our Solution channels as distribution channels for new and existing products and services that allow them to generate new sources of incremental revenue. For example, we package our eXtensible CARE applications system with medical management and third party administration services provided by Employers Mutual, Inc. for distribution to members of the XCare.net community.

     - Identify new revenue opportunities for us. Our customers can produce complementary applications or services that operate on XTiera and enhance the value of the specific applications, services and product offerings we have developed. We can deliver these new applications and services to the XCare.net community through our Solution channels, generating additional revenue for us. For example, we can license credentialing applications from one existing customer, and then resell these applications through our Solution channels to other community members.

     - Establish growing communities connected through XTiera. Our customers can extend the scope and reach of XTiera by distributing our applications, services and product offerings to their customers. By leveraging our customer base as channels for wider deployment of our solutions, we encourage increased usage of XTiera as well as extend the community to new users.

TECHNOLOGY

     XTiera is based on an XML-based infrastructure in conjunction with XML Topic Map, or XTM, the Topic Navigation Mapping standard. The enhanced capabilities of XTiera are designed to meet the demands of healthcare industry participants. Unlike the current Internet standard, hypertext mark-up language, or HTML, XML in combination with the Topic Navigation Mapping standard allows a higher degree of flexibility for customized data exchange between healthcare participants. We expect XML to be a predominant protocol for exchanging multimedia data for information exchange and electronic commerce in the future. Topic Navigation Mapping provides a standard format for indexing and structuring the XML formatted content. We call the resulting indices and structures Topic Maps. We take advantage of the benefits of both XML and Topic Navigation Mapping technologies to process data previously trapped in usually incompatible existing computer systems, allow for automation of healthcare processes and integrate a wide variety of healthcare data including data in audio, video and text form.

     XML is a method of writing programming instructions which attaches invisible labels describing the objects contained in the web page. As a result, for example, a number is not just a number. A number on a Web page can also be in a format specifying whether the number represents a price, an invoice, a date or a zip code. This makes it easier to extract information from a page to suit a particular use, and/or increase the speed and accuracy of Internet searches. It also enables users to select information from different Web sites without having to re-enter the same information repeatedly. Topic Maps are Web-based software tools used to organize information in a way that is optimized for navigation. They address the problem of excess information and provide a tool to filter and extract efficiently the kind of information, which is most relevant to the user.

     We use a set of software applications, known as brokering components, to find, integrate and present relevant, customized information to individual users.

     Context Broker. The Context Broker or user management services acts as a user's personal information manager and transaction assistant. It stores information about the user and learns personal preferences. With each use, the Context Broker further refines a user's personal preferences, and, as a result, the user's experience with the Web site is continually tailored to his or her particular needs based on current and past sessions. As the user moves from one transaction to another, the Context Broker also ensures that information is carried through and remains consistent across multiple transactions.

     XTM Manager. The XTM Manager uses Topic Navigation Mapping technology to organize and index information and index information and to provide workflow navigation. The primary components of the XTM Manager are the DataFabric and LogicFabric.

     DataFabric. The DataFabric is a map formed by linking data and weighting relationships. This fabric filters out irrelevant information and allows for more intelligent searching.

     LogicFabric. The LogicFabric is a map assembled by the rules and workflow associated with the data relationships. This fabric provides the order and assembly instructions for the information.

     Semantic Broker. The Semantic Broker is responsible for interpreting a user's request and finding the relevant information. It does this by reading the DataFabric and LogicFabric for interpretation, location and assembly instructions. It then dispatches the Service Broker to obtain the information from any location throughout the Web. The final integration of data may involve multi-media content, transactions and associated rules and workflow.

     Service Broker. The Service Broker or Transaction Switch is the gateway out to the Internet, locating and collecting the information as specified by the Semantic Broker. The Service Broker then returns the information to the Context Broker, which presents the relevant information in a manner customized to individual users.

     The technology components which comprise our platform are developed using the Oracle 8i relational database management system, Enterprise JavaBeans programming language and Object Store, a global object-oriented database management system. To support the ability of XTiera to enable and facilitate electronic commerce, we have built and maintain an electronic commerce operations center designed for high performance, scalability and stability using Sun Microsystems, Inc.'s Solaris operating system.

     Our platform architecture was designed for use in highly confidential, healthcare computing environments where security is a high priority. A Web server authenticates the identity of the end-users to ensure only authorized end-users have access to our Web applications. Users are authenticated by valid user identification and password, a security token or a digital certificate, or a certificate authority. We address data security using digital certificate technology signed with private keys and verified with public keys.

     Our facilities and operations use redundancy and back-up to minimize exposure to systems failure. Telecommunications and server infrastructures support redundant processing and data back-up capabilities. Our routine back-up procedures are performed incrementally on a daily basis with a full system back-up performed monthly. In addition, we use RAID5 systems that provide real-time back-up of data. All back-ups are maintained in fireproof storage with critical support information. Technical and operations support staff are available on a 24-hours-a-day, seven-days-a-week basis to assist with any critical processing incidents or failures.

     XTiera provides our customers with the capability to scale their applications, services, and product offerings as their business grows. This ability to scale can extend these solutions across multiple organizations in diverse geographic settings supporting high volumes of users. Our flexible technology architecture can also accommodate high volumes of transactions and dynamic customization for the multiple participants within the healthcare marketplace.

CUSTOMERS

     In 2000, sales to HealthNet, Inc. accounted for 17% of revenue and sales to Nursefinders, Inc. accounted for 10% of revenue. In 1999, sales to Methodist Care, Inc. accounted for 20% of revenue, sales to Expert Practice, Inc. accounted for 12% of revenue, sales to American Medical Pathways, Inc. accounted for 12% of revenue, and sales to Brokerage Services Incorporated accounted for 11% of revenue, and sales to Quest Diagnostics Incorporated accounted for 10% of revenue.

APPLICATIONS, SERVICES AND PRODUCT OFFERINGS

     We provide a range of applications, services and product offerings that support the management of healthcare data and facilitate healthcare business connectivity, information exchange and electronic commerce among healthcare industry participants. Our applications, services and product offerings, which may incorporate licensed components, are designed to enable our customers to preserve investments in existing computer systems while integrating new Internet-based products and services.

     We are actively developing new applications, services and product offerings, and from time to time, we license technology necessary for such development. Nonetheless, new applications, services and product offerings may not be introduced as scheduled, and we may not be able to enter into needed licensing arrangements in a timely manner or at all.

RESEARCH AND DEVELOPMENT

     At December 31, 2000, our development and engineering group consisted of 8 employees. For the years ended December 31, 1998, 1999 and 2000, we incurred $670,000, $575,000 and $2,952,000 in research and development expenses, respectively. We believe that timely development of new and enhanced applications and technology is necessary to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring experienced development personnel and to make investments in development and engineering.

COMPETITION

     The emerging Internet-based healthcare market is undergoing rapid technological change. The ubiquitous reach of the Internet, coupled with the availability and acceptability of new Internet-based technologies, has created significant opportunities in healthcare for both traditional and new Internet-based system vendors. Potential competitors fall primarily into three categories: healthcare Internet companies focused on providing connectivity and transactions within business-to-business and business-to-consumer frameworks; traditional healthcare information system vendors who seek to extend the services of their core products using Internet-based technology; and traditional managed care information system and outsourcing vendors who are focusing on extending the services of their core products to the Internet. In addition, from time to time our customers may develop products and services competitive with those offered by us.

     We believe the principal competitive factors in the Internet-based healthcare market are the:

     - ability of technology to integrate data from existing computer systems and other multimedia content;

     - timeliness and price of new applications, services and electronic commerce product offerings;

     - degree of customer service offered to purchasers of Internet healthcare solutions;

     - scope of industry knowledge and familiarity with needs of healthcare market participants; and

     - size and scope of a solution's user base.

INTELLECTUAL PROPERTY

     We seek to protect our software, documentation and other written materials primarily through a combination of trade secret, trademark and copyright laws, confidentiality procedures and contractual provisions. For example, we license rather than sell our software applications and require licensees to enter into license agreements that impose certain restrictions on the licensees' ability to use the software code. In addition, we seek to avoid disclosure of our trade secrets, by, among other things, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code.

     We have filed a patent application in the United States with respect to certain aspects of our content brokering technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. While we are unable to determine the extent to which piracy of our products exists, software piracy can be expected to be a persistent problem, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

GOVERNMENT REGULATION

     Standards

     The Health Insurance Portability and Accountability Act of 1996 mandates the use of standard transactions, standard identifiers, security and other provisions by the year 2002. We designed XTiera and our applications, services and product offerings to enable compliance with the proposed regulations. However, until such regulations become final, they could change, which could require us to expend additional resources to comply with the revised standards. In addition, the success of our compliance efforts may depend on the success of healthcare participants in dealing with the standards.

     Confidentiality

     The confidentiality of patient records and the circumstances under which such records may be released for inclusion in our databases are subject to substantial regulation by state governments. These state laws and regulations govern both the disclosure and the use of confidential patient medical record information. Additional legislation governing the dissemination of medical record information has been proposed at both the state and federal level. This legislation may require holders of such information to implement security measures that may require us to make substantial expenditures. Changes to state or federal laws may materially restrict the ability of healthcare providers to submit information from patient records using our applications.

     We use an architecture that incorporates a secured socket layer encryption which surpasses required security protection. Additionally the use of firewalls and other security schemes assure customers of a compliant and secure computing environment. Additionally, we use a formal, authority-based use of digital certificates to assure the identity of electronic trading partners. For support of identification requirements we use an exchange of passwords and identities by U.S. certified mail or telephonic identification. If unauthorized persons were to gain access to patient records notwithstanding our efforts to maintain their security, this could result in our liability for these security breaches and damage to our reputation.

     Third Party Administration and Utilization Review Licensure and
     Registration

     Certain of the administrative services we provide health plans, payers and providers, including our third-party administration and utilization review operations, are regulated by the statutes and regulations of various states and require that we obtain appropriate licensure or registration.

     False Claims Act

     Under the federal False Claims Act, liability may be imposed on any individual or entity who knowingly submits or participates in submitting claims for payment to the federal government which are false or fraudulent, or which contain false or misleading information. Liability may also be imposed on any individual or entity who knowingly makes or uses a false record or statement to avoid an obligation to pay the federal government. Various state laws impose liability for similar acts. Claims under the federal False Claims Act may be brought by the federal government or private whistleblowers. If we are found liable for a violation of the federal False Claims Act, or any similar state law, it may result in substantial civil and criminal penalties. In addition, we could be prohibited from processing Medicaid or Medicare claims for payment.

     Prompt Payment Laws

     Various states have passed laws regarding the prompt payment of medical claims by health plans. If a claim is brought against us and we are found to have violated a law regarding the prompt processing of claims for payment, we may incur civil or other penalties.

     Government Investigations

     There is increasing scrutiny by law enforcement authorities, the U.S. Department of Health and Human Services Office of Inspector General, the courts and Congress of agreements between healthcare providers and suppliers or other contractors which have a potential to increase utilization of government healthcare resources. In particular, scrutiny has been placed on the coding of claims for payment and contracted billing arrangements. Investigators have demonstrated a willingness to look beyond the formalities of business arrangements to determine the underlying purposes of payments between healthcare participants. Although, to our knowledge, neither we nor any of our customers is the subject of any investigation, we do not know whether we or our customers will be the target of governmental investigations in the future.

EMPLOYEES

     As of May 31, 2001, we had a total of 184 employees, of whom 119 are engaged in professional services and customer support functions, 19 in the electronic commerce operations center, 13 in sales and marketing, 17 in management, finance and administration and 16 in research and development. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

     Our future performance depends significantly in part upon the continued service of our key personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. Our future success also depends on our continued ability to attract, integrate, retain and motivate highly qualified sales, technical and managerial personnel. Competition for such qualified personnel is intense. If our executive officers and key personnel do not remain with us in the future, we may experience difficulty in attracting and retaining qualified personnel.

PROPERTIES

     Our principal executive and corporate offices are located in Englewood, Colorado, where we lease approximately 30,426 square feet of subleased office space. The leases on this facility expires at various dates ranging from 2001 through 2003. We also sublease 37,925 square feet of office space, primarily for operations and research and development, in various locations in the Unites States that expire at dates ranging from 2001 through 2007. We believe that our current facilities will be sufficient to meet our needs for at least the next twelve months.

LEGAL PROCEEDINGS

     XCare.net and its subsidiaries are subject to claims and proceedings arising in the ordinary course of business. There are no pending claims or proceedings that management expects to be material.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to XCare.net's executive officers and directors as of June 15, 2001.

NAME                                     AGE                            POSITION
----                                     ---                            --------
Lorine R. Sweeney....................    43     President, Chief Executive Officer and Director
Gary T. Scherping....................    41     Senior Vice President, Finance and Chief Financial
                                                Officer
John D. Hickey.......................    44     Senior Vice President and Chief Operating Officer
Thomas M. Pianko.....................    40     Senior Vice President, Sales, Marketing and Business
                                                Development
Ann Ting.............................    54     Senior Vice President and Chief Technology Officer
J. Andrew Cowherd....................    48     Director
James B. Hoover......................    46     Director
Jeffrey M. Krauss....................    44     Chairman of the Board of Directors
Fred L. Brown........................    60     Director
Daniel J. Mitchell...................    44     Director
Robert I. Murrie.....................    55     Proposed Director

     LORINE R. SWEENEY. Ms. Sweeney has been President, Chief Executive Officer and a director of XCare.net since October 1997. From November 1994 until September 1997, Ms. Sweeney was Vice President of Software Development and Technology and Vice President of the UltiMedex Business Unit of Micromedex, Inc., an international supplier of clinical reference information to the healthcare and environmental industries.

     GARY T. SCHERPING. Mr. Scherping has been Senior Vice President of Finance and Chief Financial Officer of XCare.net since March 2001. Mr. Scherping was Vice President of Finance and acting Chief Financial Officer from August 2000 until March 2001, Vice President and Controller from May 2000 until August 2000 and Vice President of Acquisitions from February 2000 until May 2000. Mr. Scherping was Treasurer from February 1999 to February 2000, Director of Marketing and Banking from July 1997 to February 1999 and Director of Financial Accounting and Reporting from September 1994 to July 1997 at Echo Bay Mines Ltd.

     JOHN D. HICKEY. Mr. Hickey has been Chief Operating Officer since November 2000. Mr. Hickey was Vice President of Operations for FastIdeas.com, Inc., a start-up accelerator and incubator from February 2000 until October 2000. He co-founded and managed eProve, Inc., an Application Service Provider from December 1998 until February 2000. Previously he held executive management positions at consulting organizations, including Sybase, Inc. and GE Consulting Services Corporation.

     THOMAS M. PIANKO. Mr. Pianko has been Senior Vice President, Sales, Marketing and Business Development of XCare.net since December 1999. From December 1998 to December 1999 Mr. Pianko was Vice President of Sales, Information Technology Business, Enterprise Sales-Intermountain Region and from February 1996 to December 1998 he was Regional Director and Sales Executive with McKesson HBOC Inc., a health information technology and supply services corporation. Prior thereto, Mr. Pianko was the Regional Accounts Manager for Eli Lilly & Co., a company engaged in the business of ethical pharmaceutical development and sales.

     ANN TING. Dr. Ting has been Senior Vice President and Chief Technology Officer since June 2001. Dr. Ting was President and Chief Operating Officer from 2000 to May 2001, Senior Vice President of Engineering and Chief Technology Officer from 1998 to 2000 and founder and Vice President of Engineering from 1994 to 1998 of Confer Software, Inc.

     J. ANDREW COWHERD. Mr. Cowherd has been a director of XCare.net since March 1997. Since July 1996, Mr. Cowherd has been a Managing Member of the general partner of Atlantic Medical Capital, L.P., a venture capital firm that is managed by Atlantic Medical Management, L.L.C. Mr. Cowherd is a director of several private companies including NotifyMD, Inc. a privately held company providing unified messaging and other communications services to physicians; and Nursefinders, Inc. a privately held company providing healthcare staffing and home healthcare services.

     JAMES B. HOOVER. Mr. Hoover has been a director of XCare.net since June 1999. Mr. Hoover is the Managing Member of DCP I, L.L.C., which is the general partner of Dauphin Capital Partners I, L.P., a venture capital firm that specializes in healthcare investments, which he founded in June 1998. From November 1992 until June 1998, Mr. Hoover was a General Partner of Welsh, Carson, Anderson & Stowe, a private equity firm specializing in the acquisition of healthcare and information services businesses. Mr. Hoover is a director of U.S. Physical Therapy, Inc., a publicly traded healthcare company, and several privately held healthcare companies.

     JEFFREY M. KRAUSS. Mr. Krauss has been Chairman of the Board of Directors of XCare.net since March 1997. Since April 2000, Mr. Krauss has been a Managing Member of Psilos Group Managers, LLC, a venture capital firm. From May 1990 until March 2000, Mr. Krauss was a General Partner of Nazem & Company, a venture capital firm. Mr. Krauss is a director of Tegal Corporation, a publicly traded company engaged in the manufacture of semi-conductor capital equipment. Mr. Krauss also serves as a director of several private companies.

     FRED L. BROWN. Mr. Brown has been a director of XCare.net since December 30, 1999. Since January 2001, Mr. Brown has been a Visiting Professor at George Washington University in Washington, D.C. From January 2000 to December 2000, Mr. Brown was immediate past chairman, and from January 1999 to December 1999 was chairman, of the American Hospital Association, a public policy advocate and educational association. From June 1993 until December 1998, Mr. Brown was the founding President and Chief Executive Officer of BJC Health System, a healthcare organization comprised of a comprehensive health network featuring 200 care sites, 24,000 employees, and health plans covering more than 200,000 patients. He currently serves as vice-chairman of the system. Mr. Brown is also currently a director of Curon Medical, Inc., a medical products company and American's Doctor.com, a privately held company.

     DANIEL J. MITCHELL. Mr. Mitchell has been a director of XCare.net since August 1999. Since January 1997, Mr. Mitchell has been a Manager of Sequel Venture Partners, LLC, a venture capital firm. Since June 1992, Mr. Mitchell has been a General Partner of Capital Health Venture Partners, a venture capital firm. Mr. Mitchell is a director of several private companies, as well as Genomic Solutions, Inc., a publicly traded life sciences company.

     ROBERT I. MURRIE. Mr. Murrie is expected to become a director of XCare.net upon the closing of the acquisition of Healthcare.com as one of Healthcare.com's nominees to XCare.net's board of directors. Mr. Murrie has served as a director and the President and Chief Executive Officer of Healthcare.com since October 1997. Prior to that he was President of Healthcare Communications, Inc., a wholly-owned subsidiary of Healthcare.com, from April 1997 to October 1997 and served as Client Partner of Healthcare.com (a senior sales executive position) from January 1996 to April 1997.

BOARD OF DIRECTORS

     Our board of directors held a total of thirteen meetings and acted two times by unanimous written consent during 2000. Each director attended at least 75% of the total number of meetings of the board of directors and of all committees of which he was a member during 2000.

     Our board of directors has four standing committees: The Audit Committee, the Compensation Committee, the Nominating Committee and the Acquisition Committee.

     Audit Committee. The Audit Committee recommends engagement of the independent accountants and is primarily responsible for reviewing and approving the scope of the audit and other services performed by our independent accountants and for reviewing and evaluating our accounting principles and systems of internal accounting controls. The Audit Committee meets with management and our independent accountants, who have access to the Audit Committee without the presence of management representatives. The Audit Committee consists of Mr. Krauss, Mr. Brown and Mr. Mitchell. The Audit Committee held six meetings during 2000.

     Compensation Committee. The Compensation Committee makes recommendations to the board of directors concerning the salaries and other compensation paid to the executive officers, the granting of employee stock options and other compensation-related issues. The Compensation Committee consists of Mr. Cowherd, Mr. Brown, Mr. Hoover and Mr. Krauss. The Compensation Committee held twelve meetings and acted once by unanimous written consent in 2000.

     Nominating Committee. The Nominating Committee, which consists of Mr. Brown, Mr. Cowherd and Mr. Hoover, selects and interviews applicants for our board of directors. The Nominating Committee first met in February 2001.

     Acquisition Committee. The Acquisition Committee, which consists of Mr. Hoover, Mr. Cowherd, Mr. Krauss and Mr. Mitchell, reviews and advises the board of directors regarding acquisition or investment candidates that have been recommended by our management. The Acquisition Committee first met in April 2001.

DIRECTOR COMPENSATION

     Directors who are also our employees (currently only Ms. Sweeney) receive no additional or special remuneration for serving as directors.

     Non-employee directors receive options to purchase shares of our common stock under our 1999 Director Option Plan. This plan was adopted in October 1999 and approved by our stockholders in January 2000. The director option plan generally provides for an automatic initial grant of an option to purchase 25,000 shares of our common stock to each non-employee director on the date that person first becomes a director. After the initial grant, a non-employee director will automatically be granted subsequent options to purchase 10,000 shares of our common stock each year on the date of our annual stockholders meeting, if on such date he or she has served on our board of directors for at least six months. The board of directors may also make additional option grants to non-employee directors under the director option plan in its discretion. Each initial option vests ratably over four years, and each subsequent option grant vests on the first anniversary of the date of grant, except that if we merge with another corporation, or sell substantially all our assets, each option will become fully vested and exercisable. The exercise price of all options will be equal to the fair market value of our common stock on the date of grant.

     Upon joining our board of directors in January 2000, L. Ben Lytle was granted an option to purchase 25,000 shares of our common stock under the director option plan. In September 2000, each non-employee director then in office received an automatic grant under the director option plan of an option to purchase 10,000 shares of common stock at an exercise price equal to the then-current market price of $5.438 per share. In June 2001, each non-employee director then in office received an automatic grant under the director option plan of an option to purchase 10,000 shares of common stock at an exercise price equal to the then-current market price of $10.20 per share.

     During 2000 and through March 31, 2001, our directors were not paid any cash compensation for their services as members of the board of directors or any committee, but they were reimbursed for reasonable out-of-pocket expenses incurred by them in attending meetings. Beginning in the second quarter of 2001, our directors will be paid $2,500 per quarter plus $500 for each board of directors or committee meeting attended. In addition, they will be reimbursed for reasonable out-of-pocket expenses incurred by them in attending meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our board of directors established the Compensation Committee in 1999. Prior to establishing the Compensation Committee, our board of directors as a whole performed the functions delegated to the Compensation Committee. No member of our Compensation Committee has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee. Since the formation of the Compensation Committee, none of its members has been an officer or employee of XCare.net.

                             EXECUTIVE COMPENSATION

     The following table indicates the compensation earned for services rendered to XCare.net in all capacities during the years ended December 31, 2000 and 1999 to our Chief Executive Officer and our four other most highly compensated officers.

                           SUMMARY COMPENSATION TABLE

                                                                              LONG TERM
                                                                             COMPENSATION
                                                                             ------------
                                                     ANNUAL COMPENSATION      SECURITIES
                                                     --------------------     UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR     SALARY      BONUS       OPTIONS(#)     COMPENSATION(1)
---------------------------                  ----     ------      -----       ----------     ---------------
Lorine R. Sweeney........................    2000    $195,456    $  2,813      150,000           $ 5,443
  President and Chief Executive Officer      1999     175,000          --      436,826             2,815
Thomas M. Pianko.........................    2000     275,599(2)    9,063       37,000             4,714
  Senior Vice President, Sales, Marketing    1999      13,790          --       80,000               393
  and Business Development
Afshin Cangarlu..........................    2000     129,185     204,473       70,000             3,175
  Senior Vice President and                  1999          --          --           --                --
  General Manager, West Region
Mansour R. Moarefi(4)....................    2000      97,312     103,203       70,000            22,161(3)
  Senior Vice President and                  1999          --          --           --                --
  General Manager, East Region
Suriya Narayanan.........................    2000     162,256       9,072       97,000             4,322
  Senior Vice President and                  1999          --          --           --                --
  Chief Technology Officer

-------------------------
(1) Consists of premiums we paid for life insurance, dental insurance, health insurance and long-term disability insurance for each executive officer.

(2) Includes commissions of $132,680.

(3) Includes temporary living expenses of $19,893.

(4) Effective June 1, 2001, Mr. Moarefi is no longer an employee of XCare.net.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information with respect to stock options granted in 2000 to each of the officers named in the above table, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of our future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

                                                  INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE VALUE
                                 ---------------------------------------------------     AT ASSUMED ANNUAL RATES
                                 NUMBER OF                                                    OF STOCK PRICE
                                 SECURITIES    % OF TOTAL                                      APPRECIATION
                                 UNDERLYING     OPTIONS      EXERCISE                        FOR OPTION TERM
                                  OPTIONS      GRANTED TO    PRICE PER    EXPIRATION    --------------------------
NAME                              GRANTED      EMPLOYEES       SHARE         DATE           5%            10%
----                             ----------    ----------    ---------    ----------        --            ---
Lorine R. Sweeney............     150,000         10.3%       $ 5.938     09/21/2010     $560,156      $1,419,546
Thomas M. Pianko.............      37,000          2.5          5.938     09/21/2010      138,172         350,155
Afshin Cangarlu..............      70,000          4.8          6.187     05/18/2010      272,368         690,234
Mansour Moarefi(1)...........      70,000          4.8          3.563     08/02/2010      156,853         397,495
Suriya Narayanan.............      45,000          3.1          9.000     01/04/2010      254,702         645,466
                                   15,000          1.0         11.000     02/05/2010      103,768         262,968
                                   37,000          2.5          5.938     09/21/2010      138,172         350,155

-------------------------
(1) Effective June 1, 2001, Mr. Moarefi is no longer an employee of XCare.net.

OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth for each of the officers named in the above table information concerning exercisable and unexercisable options held as of December 31, 2000. The value of in-the-money options is based on a value of $5.125 per share, the closing price of our common stock on December 29, 2000.

                                                                    NUMBER OF                 VALUE OF UNEXERCISED
                                SHARES                       UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                               ACQUIRED                         DECEMBER 31, 2000              DECEMBER 31, 2000
                                  ON           VALUE      -----------------------------   ----------------------------
NAME                           EXERCISE     REALIZED($)   EXERCISABLE*   UNEXERCISABLE*   EXERCISABLE    UNEXERCISABLE
----                           --------     -----------   ------------   --------------   -----------    -------------
Lorine R. Sweeney...........      --            --          938,726           --           $3,145,011         --
Thomas M. Pianko............      --            --          117,000           --                   --         --
Afshin Cangarlu.............      --            --           70,000           --                   --         --
Mansour Moarefi(1)..........      --            --           70,000           --              109,340         --
Suriya Narayanan............      --            --           97,000           --                   --         --

-------------------------
 * The number of unexercised options at December 31, 2000 which are exercisable reflects that all options are immediately exercisable upon grant, although the shares issued upon exercise are subject to our right to repurchase them upon termination of employment, which right lapses progressively over time.

(1) Effective June 1, 2001, Mr. Moarefi is no longer an employee of XCare.net.

DIRECTORS AND OFFICERS OF XCARE.NET FOLLOWING THE ACQUISITION OF HEALTHCARE.COM

     Following the consummation of the acquisition of Healthcare.com, Lorine R. Sweeney will serve as chief executive officer, Robert I. Murrie will serve as president and chief operating officer, Gary T. Scherping will serve as chief financial officer and Ann Ting will serve as chief technical officer of XCare.net. Otherwise, the executive officers of XCare.net will remain unchanged.

     Prior to or upon the consummation of the acquisition of Healthcare.com, XCare.net will increase the number of members permitted on its board of directors to nine. The board will be comprised of six of XCare.net's current directors and three of Healthcare.com's current directors. XCare.net's directors are broken up into three separate classes, with each class serving a staggered three year term. XCare.net will cause each of the three Healthcare.com directors to be elected to a different class of XCare.net's board, such that they are proportionately spread among the three classes.

                                STOCK OWNERSHIP

     The following table contains information about the beneficial ownership of our common stock of:

     - Each person known to own beneficially more than 5% of the outstanding shares of each of our common stock, based upon such person's most recently filed Schedule 13D or 13G or on Form 13F;

     - All of our executive officers and directors individually; and

     - All of our directors and executive officers as a group.

     The table also contains information about the beneficial ownership of our common stock, on a pro forma basis as if the transaction has been completed, by the persons and entities listed, based on their ownership of our common stock as of June 30, 2001. Unless otherwise indicated, to our knowledge, each person or entity listed below has sole voting and investment power over its shares of common stock.

                                                                     XCARE.NET
                                                                BENEFICIAL OWNERSHIP
                                                                --------------------
                                                                 COMMON
NAME OF BENEFICIAL OWNER                                          STOCK      PERCENT
------------------------                                         ------      -------
Entities affiliated with
  Nazem & Company IV, L.P.(1)...............................    2,890,042     16.9
  645 Madison Avenue, 12th Floor
  New York, New York 10022-1010
Atlantic Medical Capital, L.P.(2)...........................    2,489,001     14.6
  J. Andrew Cowherd
  156 West 56th Street, Suite 1605
  New York, New York 10019-3800
Vertex Technology Fund (II) Ltd.............................    1,046,112      6.1
  3 Lagoon Drive, Suite 220
  Redwood City, California 94065
Entities affiliated with Sequel Venture Partners II,
  LLC(3)....................................................    1,152,012      6.7
  Daniel J. Mitchell
  4430 Arapahoe Avenue, Suite 220
  Boulder, Colorado 80303
CB Healthcare Fund, L.P.....................................    1,031,612      6.0
  One Boston Place, Suite 4010
  Boston, MA 02108
Dauphin Capital Partners I, L.P.(4).........................      975,926      5.7
  James B. Hoover
  108 Forest Avenue
  Locust Valley, New York 11560
Wellington Management Company, LLP(5).......................    1,236,700      7.3
  75 State Street
  Boston, MA 02109
MedUnite(6).................................................    1,350,000      7.3
  4445 Eastgate Mall, 2nd Floor
  San Diego, CA 92121

                                                                     XCARE.NET
                                                                BENEFICIAL OWNERSHIP
                                                                --------------------
                                                                 COMMON
NAME OF BENEFICIAL OWNER                                          STOCK      PERCENT
------------------------                                         ------      -------
XCare.net Directors and Executive Officers
Lorine R. Sweeney(7)........................................    1,019,726      5.7
Ann Ting(8).................................................      360,000      2.1
John D. Hickey(9)...........................................      175,150      1.0
Thomas M. Pianko(10)........................................      117,000        *
Gary T. Scherping(11).......................................      105,195        *
Suriya Narayanan(12)........................................       97,000        *
Afshin Cangarlu(13).........................................      104,278        *
Fred L. Brown(14)...........................................       45,000        *
Jeffrey M. Krauss(15).......................................       44,500        *
Executive officers and directors of XCare.net as a group (12
  persons)(16)..............................................    6,684,788     35.0

-------------------------
   * Represents less than one percent of the total.

 (1) Represents 2,334,486 shares held by Nazem & Company IV, L.P. and 555,556 shares held by Transatlantic Venture Fund C.V. Jeffrey M. Krauss, one of our directors, was a general partner of Nazem & Company IV, L.P. and Transatlantic Venture Fund C.V. until March 2000. Mr. Krauss is currently a special limited partner with no voting or investment power in Nazem & Company IV, L.P. or Transatlantic Venture Fund C.V.

 (2) Represents 2,388,001 shares held by Atlantic Medical Capital, L.P., 500 shares owned by J. Andrew Cowherd, 500 shares owned by J. Andrew Cowherd's son, 70,000 shares owned by AHR Seller Group, LLC, 20,000 shares subject to stock options exercisable within 60 days of June 30, 2001 held by J. Andrew Cowherd and 10,000 shares subject to stock options exercisable within 60 days of May 31, 2001 held by Atlantic Medical Management, LLC. J. Andrew Cowherd, one of our directors, is a member of Atlantic Medical Management, LLC. Atlantic Medical Management, LLC is the management services company of Atlantic Medical Capital, L.P. Atlantic Medical Capital, L.P. is a member of the AHR Seller Group, LLC. Atlantic Medical Management, LLC has three members, each of whom shares voting and investment power over the shares held by Atlantic Medical Capital, L.P. Mr. Cowherd disclaims beneficial ownership of the shares held by these entities except to the extent of his proportionate pecuniary interest.

 (3) Represents 1,074,075 shares held by Sequel Limited Partnership II, 37,037 shares held by Sequel Entrepreneurs Fund II, L.P., 10,900 shares held by Daniel J. Mitchell, 20,000 shares subject to stock options exercisable within 60 days of June 30, 2001 held by Daniel J. Mitchell and 10,000 shares subject to stock options exercisable within 60 days of June 30, 2001 held by Sequel Venture Partners II, L.L.C. Sequel Venture Partners II, L.L.C., the general partner of Sequel Limited Partnership II and Sequel Entrepreneurs Fund II, L.P., has five managers, including Daniel J. Mitchell, one of our directors. Each of these managers' shares voting and investment power over the shares held by Sequel Limited Partnership II and Sequel Entrepreneurs Fund II, L.P. Mr. Mitchell disclaims beneficial ownership of the shares held by these entities except to the extent of his proportionate pecuniary interest.

 (4) Represents 925,926 shares held by Dauphin Capital Partners I, L.P., 20,000 shares owned by James B. Hoover, 20,000 shares subject to stock options exercisable within 60 days of June 30, 2001 held by James B. Hoover and 10,000 shares subject to stock options exercisable within 60 days of June 30, 2001 held by Dauphin Management, L.L.C. James B. Hoover, one of our directors, is a Managing Member of DCP I, L.L.C., which is the general partner of Dauphin Capital Partners I, L.P. Mr. Hoover disclaims beneficial ownership of the shares held by that entity except to the extent of his proportionate pecuniary interest.

 (5) Represents shares held at March 31, 2001, per the Form 13F filed with the SEC on May 15, 2001.

 (6) Represents a warrant currently exercisable for shares of common stock.

 (7) Includes 938,726 shares subject to stock options exercisable within 60 days of June 30, 2001.

 (8) Includes 360,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

 (9) Includes 175,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(10) Includes 117,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(11) Includes 94,000 shares subject to stock options exercisable within 60 days of June 30, 2001. Also includes 10,000 shares held in the name of Mr. Scherping's spouse.

(12) Includes 97,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(13) Includes 100,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(14) Includes 45,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(15) Includes 30,000 shares subject to stock options exercisable within 60 days of June 30, 2001.

(16) Includes 2,046,726 shares subject to stock options exercisable within 60 days of June 30, 2001, as described in the above footnotes.

                 RELATED TRANSACTIONS AND CERTAIN RELATIONSHIPS

AFFILIATED RELATIONSHIPS

     Several of the members of our board of directors are affiliated with entities beneficially owning greater than 5% of our common stock. These relationships are summarized below.

      DIRECTOR                PRINCIPAL STOCKHOLDER                NATURE OF RELATIONSHIP
      --------                ---------------------                ----------------------
J. Andrew Cowherd....    Atlantic Medical Capital, L.P.      Mr. Cowherd is a member of
                                                             Atlantic Medical Management, L.C.,
                                                             the management services company of
                                                             Atlantic Medical Capital, L.P.
Daniel J. Mitchell...    Sequel Venture Partners             Mr. Mitchell is a manager of
                                                             Sequel Venture Partners
James B. Hoover......    Dauphin Capital Partners I, L.P.    Mr. Hoover is a managing member of
                                                             the general partner of Dauphin
                                                             Capital Partners I, L.P.
Jeffrey M. Krauss....    Nazem & Company IV, L.P.            Mr. Krauss is a special limited
                         Transatlantic Fund C.V.             partner with no voting or
                                                             investment power in Nazem &
                                                             Company IV, L.P. or Transatlantic
                                                             Venture Fund C.V.

AFFILIATED TRANSACTIONS

     In September 1999, we entered into a professional services agreement with munshee.com LLC, whose managing member is a general partner of Nazem & Company IV, L.P. In February 2000, we entered into a professional services arrangement with Apothecare.net, Inc., an entity that is controlled by a general partner of Nazem & Company IV, L.P. Nazem & Company IV, L.P. is a beneficial owner of greater than 5% of our common stock. Jeffrey M. Krauss, a member of our board of directors, was a general partner of Nazem & Company IV, L.P. until March 2000. We recognized $581,000 in revenue under these agreements during the year ended December 31, 2000.

     We recognized $135,000 in revenue from Advica Health Resources prior to our acquisition of Advica Health Resources in November 2000. Atlantic Medical Capital, L.P. was a significant stockholder of Advica Health Resources. J. Andrew Cowherd, one of our directors, is a member of Atlantic Medical Management, LLC, the management services company for Atlantic Medical Capital, L.P. We issued 70,000 shares of our common stock, valued at $507,500 to the stockholders of Advica Health Resources in connection with the acquisition of Advica Health Resources.

     MedUnite. In October 2000, we entered into a software license and services agreement with MedUnite, Inc. to provide software development services related to the pilot program. These services are provided on a time and materials basis and the agreement is cancelable at MedUnite's discretion subsequent to the delivery of the first pilot and prior to the contract contingency date, which is expected in mid-2001. In addition, we will host MedUnite's pilot program. If MedUnite does not terminate the agreement before the contingency date, we will sell MedUnite a software license and is expected to provide ongoing hosting, transaction processing, maintenance, software development and technical services.

     In connection with the agreement, we issued warrants to MedUnite to purchase 1,350,000 shares of our common stock at an exercise price of $4.06. The warrants were immediately vested exercisable and non-forfeitable for a period of eighteen months from the date of grant. The fair value of the warrants was calculated to be $3.1 million and was determined using the Black-Scholes option pricing model using a volatility factor of 120%, risk-free interest rate of 6.0% and an expected life of 18 months. The amounts billed to MedUnite, up to the date that the first pilot was delivered in March 2001, has been reduced by the fair value attributed to the warrants. For the year ended December 31, 2000, we allocated $2.2 million of the warrant charge to billings and amounts billable. The remaining value of the warrants of $0.9 million at December 31, 2000 was included in other current assets. For the three months ended March 31, 2001, we charged the remaining warrant value of $0.9 million to billings and amounts billable.

     In addition, under the terms of the agreement, we may make an investment in MedUnite between $10.0 and $20.0 million.

OPTION ACCELERATIONS

     In September 2000, in connection with the termination of his employment with us, unvested options to purchase 75,000 shares of our common stock held by Peter Cheesbrough, our former Chief Financial Officer, were accelerated and made immediately exercisable.

     In April 2001, unvested options to purchase 10,000 shares of our common stock granted in September 2000 to William Reilly and Robert Tsao, former directors, were accelerated and made immediately exercisable.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial information assumes a business combination between XCare.net, including Confer Software, and Healthcare.com is accounted for as a purchase and is based on the respective historical consolidated financial statements and the notes thereto. Ours and Confer Software's historical consolidated financial statements are included in this prospectus. The data is not necessarily indicative of the operating results or financial position that would have been achieved had the acquisitions been consummated as of the beginning of the periods presented and should not be construed as representative or indicative of these amounts for any future date or in any future periods. The pro forma combined balance sheet combines our March 31, 2001 consolidated balance sheet with Healthcare.com's March 31, 2001 consolidated balance sheet and Confer Software's March 31, 2001 balance sheet. The pro forma statements of operations combine our historical results with Healthcare.com's and Confer Software's historical results for the periods indicated below. The Confer Software acquisition was consummated on June 7, 2001.

                        PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 2001
                                 (IN THOUSANDS)

                                                         AS REPORTED
                                        ---------------------------------------------     PRO FORMA             PRO FORMA
                                        XCARE.NET, INC.    HEALTHCARE.COM     CONFER     ADJUSTMENTS            COMBINED
                                        ---------------    --------------     ------     -----------            ---------
Current assets
  Cash and cash equivalents...........     $ 32,199           $  1,541       $     71                           $ 33,811
  Short term investments..............       42,100                 --          1,568                             43,668
  Accounts receivable, net............        4,968             17,457            261                             22,686
  Work performed in advance of
    billings..........................        2,028                 --             --                              2,028
  Other current assets................        3,145              2,042            136                              5,323
                                           --------           --------       --------     --------              --------
         Total current assets.........       84,440             21,040          2,036                            107,516
Property and equipment, net...........        5,023              3,028            864                              8,915
Capitalized software development
  costs,
  net.................................           --              3,368             --                              3,368
Purchased software, net...............          674                423             --                              1,097
Goodwill..............................        3,230             11,047             --     $ 67,222(a)             81,499
Restricted investments................           --                 --          2,125                              2,125
Other assets..........................          842                 32             --                                874
                                           --------           --------       --------     --------              --------
         Total assets.................     $ 94,209           $ 38,938       $  5,025     $ 67,222              $205,394
                                           ========           ========       ========     ========              ========
Current liabilities
  Accounts payable....................     $  1,019           $  2,448       $    265                           $  3,732
  Accrued liabilities.................        3,071              2,265            202     $  3,711(c)              9,249
  Unearned revenues...................          346              5,984          3,136                              9,466
  Line of credit and current portion
    of capital lease obligations......           --              3,982             66                              4,048
                                           --------           --------       --------     --------              --------
         Total current liabilities....        4,436             14,679          3,669        3,711                26,495
Long term liabilities and capital
  lease obligations...................           --                409             --           --                   409
                                           --------           --------       --------     --------              --------
         Total liabilities............        4,436             15,088          3,669        3,711                26,904
                                           --------           --------       --------     --------              --------
Redeemable preferred stock............           --                156         37,693      (37,849)(b)                --
                                           --------           --------       --------     --------              --------
Preferred stock.......................           --                 --          7,816       (7,816)(b)                --
Common stock..........................          164                283          1,220       (1,391)(a)(b)            276
Additional paid in capital............      124,990             49,849             --       38,756(a)(b)         213,595
Note receivable for common stock
  issuance............................           --                 --            (89)          89(b)                 --
Unearned compensation, net............         (522)                --           (114)         114(b)               (522)
Accumulated deficit...................      (34,859)           (26,438)       (45,170)      71,608(b)            (34,859)
                                           --------           --------       --------     --------              --------
    Total stockholders' equity
      (deficit).......................       89,773             23,694        (36,337)     101,360               178,490
                                           --------           --------       --------     --------              --------
         Total liabilities and
           stockholders' equity.......     $ 94,209           $ 38,938       $  5,025     $ 67,222              $205,394
                                           ========           ========       ========     ========              ========

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       AS REPORTED
                                      ---------------------------------------------     PRO FORMA       PRO FORMA
                                      XCARE.NET, INC.    HEALTHCARE.COM     CONFER     ADJUSTMENTS      COMBINED
                                      ---------------    --------------     ------     -----------      ---------
Total revenue.....................       $ 10,681           $48,313        $  1,624                     $ 60,618
                                         --------           -------        --------                     --------
Costs and expenses
  Costs of revenue................         14,173            24,632           5,341                       44,146
  Sales and marketing.............          5,216             8,302           7,124                       20,642
  General and administrative......          9,207             6,107           3,782     $    325(e)       19,421
  Research and development........          2,952             4,272           4,612                       11,836
  Amortization of goodwill and
     acquired intangibles.........             96             1,140              --        9,603(a)       10,839
  Stock compensation expense......          1,381                --             304                        1,685
                                         --------           -------        --------     --------        --------
     Total operating expenses.....         33,025            44,453          21,163        9,928         108,569
                                         --------           -------        --------     --------        --------
Income (loss) from operations.....        (22,344)            3,860         (19,539)      (9,928)        (47,951)
  Other income (expense)..........          5,027              (918)          1,067                        5,176
                                         --------           -------        --------     --------        --------
Income (loss) before income
  taxes...........................        (17,317)            2,942         (18,472)      (9,928)        (42,775)
Income tax expense (benefit)......             --                79              --          (79)(f)          --
                                         --------           -------        --------     --------        --------
Net income (loss) from continuing
  operations......................        (17,317)            2,863         (18,472)      (9,849)        (42,775)
Preferred stock accretion and
  dividends.......................             --                55              --          (55)(g)          --
                                         --------           -------        --------     --------        --------
Net income (loss) from continuing
  operations attributable to
  common stockholders.............       $(17,317)          $ 2,808        $(18,472)    $ (9,794)       $(42,775)
                                         ========           =======        ========     ========        ========
Net loss from continuing
  operations per common share -
  basic and diluted...............       $  (1.20)                                                      $  (1.66)
                                         ========                                                       ========
Weighted average common shares
  outstanding-basic and diluted...         14,399                                         11,299(d)       25,698
                                         ========                                       ========        ========

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       AS REPORTED
                                        ------------------------------------------     PRO FORMA    PRO FORMA
                                        XCARE.NET, INC.   HEALTHCARE.COM   CONFER     ADJUSTMENTS   COMBINED
                                        ---------------   --------------   ------     -----------   ---------
Total revenue.........................      $ 7,590          $13,402       $   611                   $21,603
                                            -------          -------       -------                   -------
Costs and expenses
  Costs of revenue....................        6,353            6,659           106                    13,118
  Sales and marketing.................        1,389            2,304           432                     4,125
  General and administrative..........        2,570            1,889           569      $    81(e)     5,109
  Research and development............        1,141            1,370           963                     3,474
  Amortization of goodwill and
     acquired intangibles.............          303              301            --        2,401(a)     3,005
  Stock compensation expense..........          135               --            12                       147
                                            -------          -------       -------      -------      -------
     Total operating expenses.........       11,891           12,523         2,082        2,482       28,978
                                            -------          -------       -------      -------      -------
Income (loss) from operations.........       (4,301)             879        (1,471)      (2,482)      (7,375)
  Other income (expense)..............        1,100             (180)           55                       975
                                            -------          -------       -------      -------      -------
Income (loss) before income taxes.....       (3,201)             699        (1,416)      (2,482)      (6,400)
Income tax expense (benefit)..........           --              179            --         (179)(f)       --
                                            -------          -------       -------      -------      -------
Net income (loss) from continuing
  operations..........................       (3,201)             520        (1,416)      (2,303)      (6,400)
Preferred stock accretion and
  dividends...........................           --                9            --           (9)(g)       --
                                            -------          -------       -------      -------      -------
Net income (loss) from continuing
  operations, before extraordinary
  item................................       (3,201)             511        (1,416)      (2,294)      (6,400)
                                            =======          =======       =======      =======      =======
Net income (loss) from continuing
  operations attributable to common
  stockholders........................      $(3,201)         $   511       $(1,416)     $(2,294)     $(6,400)
                                            =======          =======       =======      =======      =======
Net loss from continuing operations
  per common share - basic and
  diluted.............................      $ (0.20)                                                 $ (0.23)
                                            =======                                                  =======
Weighted average common shares
  outstanding-basic and diluted.......       16,412                                      11,299(d)    27,711
                                            =======                                     =======      =======

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The unaudited pro forma combined financial statements of XCare.net have been prepared based on the historical financial statements of XCare.net, Healthcare.com and Confer Software for the periods presented considering the effects of the acquisitions of Confer Software and Healthcare.com under the purchase method. The financial statements reflect the financial position as though the acquisitions of Confer Software and Healthcare.com had occurred as of March 31, 2001 and the results of operations as though the acquisitions of Confer Software and Healthcare.com had occurred as of January 1, 2000.

     In management's opinion, all material adjustments necessary to reflect the effects of the acquisitions have been made. The unaudited pro forma financial statements are not necessarily indicative of the actual financial position at March 31, 2001, or what the actual results of operations of XCare.net would have been assuming the acquisitions had been completed as of January 1, 2000, nor are they indicative of the financial position or results of operations for future periods.

2. PRO FORMA ADJUSTMENTS

     (a) A new basis will be established for Healthcare.com's assets and liabilities by allocating the total acquisition consideration to the relative fair values thereof. The following represents the step-up of Healthcare.com's assets and liabilities to record the issuance of equity securities as consideration for the Healthcare.com stock and the related purchase price allocation, including direct costs, under the purchase method of accounting. The portion of the consideration assigned to goodwill represents the excess of the purchase price over the fair value of the net assets acquired. An average closing price of $7.20 (using 5 days before and after and including the announcement date of May 14) for XCare.net's common stock was used for this calculation. All amounts are in thousands.

     The following represents the calculation of the purchase price and goodwill:

       Value assigned to 10,690 shares of XCare.net common stock...  $     76,968
       Fair value of vested options granted by XCare.net...........         7,588
       Merger-related expenses.....................................         2,100
       Value assigned to preferred shares (17 shares of XCare.net
         common stock).............................................           122
                                                                     ------------
                                                                     $     86,778
       Net tangible assets of Healthcare.com.......................       (12,803)
                                                                     ------------
       Preliminary goodwill........................................  $     73,975
                                                                     ============

     Additional paid in capital has been increased by $62,821 ($73,975 additional goodwill, net of $11,047 of existing Healthcare.com goodwill and $107 of par value on common stock).

     The excess consideration allocated to goodwill will be amortized over seven years.

     A new basis will be established for Confer Software's assets and liabilities by allocating the total acquisition consideration to the relative fair values thereof. The following represents the step-up of Confer Software's assets and liabilities to record the issuance of equity securities and cash as consideration for the Confer Software stock and the related purchase price allocation, including direct costs, under the purchase method of accounting. The portion of the consideration assigned to goodwill represents the excess of the purchase price over the fair value of the net assets acquired.

     The following represents the calculation of the purchase price and goodwill:

       Value assigned to 592 shares of XCare.net common stock......    $ 4,039
       Cash........................................................        462
       Merger-related expenses.....................................      1,150
                                                                       -------
                                                                       $ 5,651
       Net tangible assets of Confer Software, Inc.................     (1,356)
                                                                       -------
       Preliminary goodwill........................................    $ 4,295
                                                                       =======

     Additional paid in capital has been increased by $4,289 ($4,295 additional goodwill net of $6 of par value on common stock.)

     The excess consideration allocated to goodwill will be amortized over seven years.

     The final allocation of purchase price is subject to adjustment based upon final appraisals and other analysis. These final appraisals and other analysis may result in adjustments to the fair value of net assets acquired. As the acquisitions will be accounted for under the purchase method of accounting, existing goodwill and equity balances of Healthcare.com and Confer Software will be eliminated. As the purchase price is expected to exceed the fair value of net assets acquired, the excess value will be assigned to goodwill and identifiable intangibles.

     The Financial Accounting Standards Board is expected to issue a statement Business Combinations and Intangible Assets -- Accounting for Goodwill in July 2001. The statement will change the method of accounting for goodwill recorded in acquisitions after June 30, 2001. The statement is expected to eliminate the amortization of goodwill and set forth methods to evaluate goodwill for impairment.

     (b) Reflects the elimination of the stockholders' equity accounts and redeemable preferred stock of Healthcare.com and Confer Software.

     (c) Represents acquisition related expenses.

     (d) Unaudited pro forma combined basic and diluted net loss per share also includes 11,299 shares of common stock issued in connection with the Confer Acquisition and the merger with Healthcare.com. Common stock equivalents are excluded from the computation as the combined pro forma results produced a net loss.

     (e) Represents transaction bonus to be paid to Healthcare.com's current president and chief executive officer, to be paid over a three year period.

     (f) Represents the elimination of income tax expense on the combined entity.

     (g) Represents the elimination of preferred stock accretion and dividends on exchanged preferred shares.

                              SELLING STOCKHOLDERS

     The table below lists the selling stockholders and other information regarding their beneficial ownership of the shares of common stock.

     Except for their ownership of common stock, none of the selling stockholders, other than MedUnite, Inc. has had any material relationship with us within the past three years.

     In October 2000, we entered into a software license and services agreement with MedUnite. Under the agreement, we are providing software and services in exchange for fees. In connection with the agreement, we issued to MedUnite a warrant to purchase 1,350,000 shares of our common stock. Please review "Related Transactions and Certain Relationships" on page 40 for a more detailed description.

     The second column lists, for each selling stockholder, the number of shares of common stock beneficially owned by that selling stockholder on June 30, 2001.

     The third column lists each selling stockholder's portion of the 1,942,453 shares of common stock being offered by this prospectus. We cannot estimate the number of shares that will be held by the selling stockholders after the completion of this offering because the selling stockholders may decide to sell all, some or none of their shares from time to time.

                                                      NUMBER OF SHARES
                                                      OF COMMON STOCK       NUMBER OF SHARES OF
                                                     BENEFICIALLY OWNED        COMMON STOCK
       NAME OF SELLING STOCKHOLDER                 AS OF JUNE 30, 2001(1)     OFFERED HEREBY
       ---------------------------                 ----------------------   -------------------
       MedUnite, Inc.(2).........................        1,350,000               1,350,000
       Mayfield VII..............................           89,392                  89,392
       Mayfield Associates Fund..................            4,705                   4,705
       HC Trust..................................            9,089                   9,089
       LiveOak...................................           87,989                  87,989
       Salix.....................................           51,418                  51,418
       CGJR Health Care Services.................            6,275                   6,275
       ADI Partners..............................            3,116                   3,116
       Frazier Healthcare II.....................            7,035                   7,035
       Frazier Healthcare III....................           81,468                  81,468
       Frazier Affiliates III....................              612                     612
       RS Investment Management..................            3,864                   3,864
       RS & Co. .................................           21,896                  21,896
       Crabtree Ventures.........................           14,726                  14,726
       Goldman Sachs Group.......................           37,241                  37,241
       Stone Street Fund 1999....................            1,552                   1,552
       Rho Management Trust......................          101,105                 101,105
       CIBC WMC..................................           31,557                  31,557
       CIBC Employee Private Equity..............           10,519                  10,519
       First Consulting Group....................           16,830                  16,830
       Mandato Family Trust......................           11,726                  11,726
       Russell Hirsch............................              337                     337
                                                         ---------               ---------
                 Total...........................        1,942,453               1,942,453

---------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes securities which the person has the right to acquire within 60 days of June 30, 2001 through the conversion or exercise of any security or other right.

(2) Consists of shares underlying a warrant issued to MedUnite in October 2000. The exercise price for the warrant is $4.06 per share.

                              PLAN OF DISTRIBUTION

     We are registering the resale of shares of common stock on behalf of the selling stockholders. The selling stockholders may offer and resell the shares from time to time, either in increments or in a single transaction. They may also decide not to sell all the shares they are allowed to resell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

DONEES AND PLEDGEES

     The term "selling stockholders" includes donees, i.e., persons who receive shares from a selling stockholder after the date of this prospectus by gift. The term also includes pledgees, i.e., persons who upon contractual default by a selling stockholder may seize shares which the selling stockholder pledged to such person. If a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

TYPES OF SALE TRANSACTIONS

     The selling stockholders may sell the shares in one or more types of transactions (which may include block transactions):

     - on the Nasdaq National Market;

     - in the over-the-counter market;

     - in negotiated transactions;

     - through put or call option transactions;

     - through short sales; or

     - any combination of such methods of sale.

     The shares may be sold at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have informed us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares. They have also informed us that no one is acting as underwriter or coordinating broker in connection with proposed sale of shares.

COSTS AND COMMISSIONS

     We will not receive any proceeds from the sale of the selling stockholders and will bear all costs, fees and expenses incident to our obligation to register the shares of common stock. The selling stockholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares.

SALES TO OR THROUGH BROKER-DEALERS

     The selling stockholders may conduct such transactions either by selling shares directly to purchasers, or by selling shares to, or through broker-dealers. Such broker-dealers may act either as an agent of a selling stockholder, or as a principal for the broker-dealer's own account. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

DEEMED UNDERWRITING COMPENSATION

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

INDEMNIFICATION

     We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities under the Securities Act.

PROSPECTUS DELIVERY REQUIREMENTS

     Because they may be deemed to be underwriters, the selling stockholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This might include delivery through the facilities of the Nasdaq National Market in accordance with Rule 153 of the Securities Act. We have informed the selling stockholders that their sales in the market may be subject to the antimanipulative provisions of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

STATE REQUIREMENTS

     Some states require that any shares sold in that state may only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that an exemption exists from the registration or qualification requirement and that the exemption or qualification requirements have been complied with.

SALES UNDER RULE 144

     Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, they must meet the criteria and conform to the requirements of Rule 144.

DISTRIBUTION ARRANGEMENTS WITH BROKER-DEALERS

     If a selling stockholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through

     - a block trade,

     - special offering,

     - exchange distribution or secondary distribution, or

     - a purchase by a broker or dealer,

     we will then file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act.

     The supplement will disclose

     - the name of each such selling stockholder and of the participating broker-dealer(s),

     - the number of shares involved,

     - the price at which such shares are sold,

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     - that such broker-dealer(s) did not conduct any investigation to verify the information in this prospectus, and

     - any other facts material to the transaction.

     The SEC may deem the selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be "underwriters" within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. Each selling stockholder has purchased the shares of our common stock in the ordinary course of its business, and at the time the selling stockholder purchased the shares of common stock, it was not a party to any agreement or other understanding to distribute the shares, directly or indirectly.

     UNDER THE EXCHANGE ACT, ANY PERSON ENGAGED IN THE DISTRIBUTION OF THE SHARES OF COMMON STOCK MAY NOT SIMULTANEOUSLY ENGAGE IN MARKET-MAKING ACTIVITIES WITH RESPECT TO THE COMMON STOCK FOR FIVE BUSINESS DAYS PRIOR TO THE START OF THE DISTRIBUTION. IN ADDITION, EACH SELLING STOCKHOLDER AND ANY OTHER PERSON PARTICIPATING IN A DISTRIBUTION WILL BE SUBJECT TO THE EXCHANGE ACT, WHICH MAY LIMIT THE TIMING OF PURCHASES AND SALES OF COMMON STOCK BY THE SELLING STOCKHOLDER OR ANY SUCH OTHER PERSON.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value and 5,000,000 shares of preferred stock, $0.01 par value.

     The following summary of provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and by the provisions of Delaware law.

COMMON STOCK

     As of June 30, 2001, there were 16,888,028 shares of common stock outstanding held of record by approximately 51 stockholders.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of XCare.net, the holders of common stock are entitled to share ratably in all assets, subject to prior distribution rights of the preferred stock, if any, then outstanding. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to our certificate of incorporation, our board of directors has the authority without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and privileges, which may be greater than the rights of the common stock. The board, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of XCare.net or to make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

REGISTRATION RIGHTS

     Currently, the holders of an aggregate of approximately 9,809,976 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the registration rights agreements, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders of registration rights are entitled to notice of such registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of the offering subject to the registration to limit the number of shares included in such registration. Holders of these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect that registration, subject to conditions and limitations. Furthermore, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation's voting stock.

     Certificate of Incorporation. In October 1999, our board approved amendments to our certificate of incorporation, to provide:

     - That the board may issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

     - That any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing;

     - For the division of the board into three classes, with each class serving for a term of three years;

     - That vacancies on the board, including newly created directorships, can be filled only by a majority of the directors then in office; and

     - That directors may be removed only for cause.

     Bylaws. In October 1999, our board approved amendments to our bylaws to provide that special meetings of our stockholders may be called only by the chairman of the board, the president or the board.

     Our stockholders approved these amendments in January 2000. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of XCare.net. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of XCare.net that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of XCare.net. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of XCare.net. They may also have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Mellon Investor Services L.L.C.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The Public Reference Room in Washington D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms.

     This prospectus is part of a registration statement on Form S-1 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our company and the common stock. You may request a copy of these filings at no cost. Please direct your requests to:

        Investor Relations
        XCare.net, Inc.
        6400 Fiddler's Green Circle
        Suite 1400
        Englewood, CO 80111
        Tel: 1-800-723-3033

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

                                    EXPERTS

     The financial statements of Confer Software, Inc. as of December 31, 2000 and 1999 and for the years then ended appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of XCare.net as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the shares offered pursuant to this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Arthur F. Schneiderman, a member of Wilson Sonsini Goodrich & Rosati, is the Secretary of XCare.net.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
XCARE.NET, INC. FINANCIAL STATEMENTS
Audited Consolidated Financial Statements
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets as of December 31, 1999 and
     2000...................................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1998, 1999 and 2000.......................   F-4
  Consolidated Statements of Stockholders' Equity (Deficit)
     for the years ended December 31, 1998, 1999 and 2000...   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1999 and 2000.......................   F-6
  Notes to Consolidated Financial Statements for the years
     ended December 31, 1998, 1999 and 2000.................   F-7
Unaudited Condensed Consolidated Financial Statements
  Condensed Consolidated Balance Sheets as of March 31, 2001
     and December 31, 2000..................................  F-24
  Condensed Consolidated Statements of Operations for the
     Three Months Ended March 31, 2001 and 2000.............  F-25
  Condensed Consolidated Statements of Cash Flows for the
     Three Months Ended March 31, 2001 and 2000.............  F-26
  Notes to Condensed Consolidated Financial Statements......  F-27

CONFER SOFTWARE, INC. FINANCIAL STATEMENTS
  Report of Independent Auditors............................  F-30
  Balance Sheets as of December 31, 1999 and 2000 (audited)
     and March 31, 2001 (unaudited).........................  F-31
  Statements of Operations for the years ended December 31,
     1999 and 2000 (audited) and the three months ended
     March 31, 2000 and 2001 (unaudited)....................  F-32
  Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1999 and 2000 (audited) and the
     three months ended March 31, 2001 (unaudited)..........  F-33
  Statements of Cash Flows for the years ended December 31,
     1999 and 2000 (audited) and the three months ended
     March 31, 2000 and 2001 (unaudited)....................  F-34
  Notes to Financial Statements.............................  F-35

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of XCare.net, Inc.

     In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of XCare.net, Inc. and its subsidiaries at December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index under item 16(b) on page II-5 of this registration statement presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Broomfield, Colorado
March 23, 2001

                                XCARE.NET, INC.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1999        2000
                                                                  ----        ----
                           ASSETS
Cash and cash equivalents...................................    $  7,455    $ 37,319
Short-term investments......................................          --      41,000
Accounts receivable, net of allowance of $141 and $546 at
  December 31, 1999 and 2000, respectively..................         890       2,801
Receivable from affiliate...................................         453          --
Work performed in advance of billings.......................         557       1,855
Other current assets........................................       1,296       3,853
                                                                --------    --------
       Total current assets.................................      10,651      86,828
Property and equipment, net.................................       1,368       5,104
Purchased software, net.....................................         566         333
Goodwill and other intangible assets........................          --       3,378
Other assets................................................         598       1,265
                                                                --------    --------
       Total assets.........................................    $ 13,183    $ 96,908
                                                                ========    ========
      LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
     PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................    $    819    $  2,028
  Accrued liabilities.......................................       1,449       1,847
  Unearned revenue..........................................         153         137
  Current portion of long-term debt and capital lease
     obligations............................................          92          57
                                                                --------    --------
       Total current liabilities............................       2,513       4,069
Commitments and contingencies (Note 8)
  Series A mandatorily redeemable convertible preferred
     stock, $.01 par value; 6,000,000 and 0 shares
     authorized as of December 31, 1999 and 2000,
     respectively; 2,450,000 and 0 shares issued and
     outstanding at December 31, 1999 and 2000,
     respectively...........................................       6,810          --
  Series B mandatorily redeemable convertible preferred
     stock, $.01 par value; 75,000,000 and 0 shares
     authorized as of December 31, 1999, and 2000,
     respectively; 63,053,144 and 0 issued and outstanding
     at December 31, 1999 and 2000, respectively............      16,948          --
Value ascribed to mandatorily redeemable convertible
  preferred stock warrants..................................          84          --
                                                                --------    --------
                                                                  23,842          --
                                                                --------    --------
Stockholders' equity (deficit):
  Preferred stock, $0.01 par value, 0 and 5,000,000 shares
     authorized as of December 31, 1999 and 2000,
     respectively; no shares issued and outstanding at
     December 31, 1999 and 2000, respectively...............          --          --
  Common stock, $.01 par value; 12,500,000 and 100,000,000
     authorized as of December 31, 1999 and 2000,
     respectively; 577,663 and 16,408,274 shares issued and
     outstanding as of December 31, 1999 and 2000,
     respectively...........................................           6         164
Additional paid-in capital..................................       3,432     124,990
Unearned compensation, net..................................      (2,269)       (657)
Accumulated deficit.........................................     (14,341)    (31,658)
                                                                --------    --------
       Total stockholders' equity (deficit).................     (13,172)     92,839
                                                                --------    --------
       Total liabilities and stockholders' equity
        (deficit)...........................................    $ 13,183    $ 96,908
                                                                ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                XCARE.NET, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                 1998       1999        2000
                                                                 ----       ----        ----
Revenue.....................................................    $ 2,270    $ 4,400    $  9,965
Revenue from affiliates.....................................         --        453         716
                                                                -------    -------    --------
     Total revenue..........................................      2,270      4,853      10,681
                                                                -------    -------    --------
Costs and expenses:
  Cost of revenue...........................................      2,086      3,923      14,173
  Sales and marketing.......................................        965      1,105       5,216
  General and administrative................................      2,194      1,867       9,207
  Research and development..................................        670        575       2,952
  Amortization of goodwill and acquired intangibles.........         --         --          96
  Stock compensation expense................................         --        504       1,381
                                                                -------    -------    --------
     Total cost and expenses................................      5,915      7,974      33,025
                                                                -------    -------    --------
Loss from operations........................................     (3,645)    (3,121)    (22,344)
Interest income (expense), net..............................       (437)       (67)      5,027
                                                                -------    -------    --------
Net loss....................................................    $(4,082)   $(3,188)   $(17,317)
                                                                =======    =======    ========
Net loss per common share -- basic and diluted..............    $(10.64)   $ (6.91)   $  (1.20)
                                                                =======    =======    ========
Weighted average common shares outstanding -- basic and
  diluted...................................................        390        472      14,399
                                                                =======    =======    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                XCARE.NET, INC.
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                      COMMON STOCK      ADDITIONAL      UNEARNED
                                    ----------------     PAID-IN      COMPENSATION,    ACCUMULATED
                                    SHARES    AMOUNT     CAPITAL           NET          (DEFICIT)      TOTAL
                                    ------    ------    ----------    -------------    -----------     -----
BALANCE AT DECEMBER 31, 1997......     390     $  4      $    530        $    --        $ (7,071)     $ (6,537)
Accretion of mandatorily
  redeemable convertible preferred
  stock...........................      --       --           (66)            --              --           (66)
Other.............................      --       --            65             --              --            65
Net loss..........................      --       --            --             --          (4,082)       (4,082)
                                    ------     ----      --------        -------        --------      --------
BALANCE AT DECEMBER 31, 1998......     390        4           529             --         (11,153)      (10,620)
Common stock issued upon exercise
  of options......................     188        2            95             --              --            97
Accretion of mandatorily
  redeemable convertible preferred
  stock...........................      --       --           (75)            --              --           (75)
Unearned compensation, net........      --       --         2,773         (2,269)             --           504
Other.............................                            110             --              --           110
Net loss..........................      --       --            --             --          (3,188)       (3,188)
                                    ------     ----      --------        -------        --------      --------
BALANCE AT DECEMBER 31, 1999......     578        6         3,432         (2,269)        (14,341)      (13,172)
Conversion of preferred stock into
  common stock and exercise of
  warrants at Initial Public
  Offering........................   9,811       98        23,743             --              --        23,841
Common stock issued at Initial
  Public Offering, net of offering
  costs...........................   5,750       57        94,176             --              --        94,233
Stock option exercises and
  issuances under employee stock
  purchase plan...................     199        2           305             --              --           307
Common stock warrants issued to
  customer........................      --       --         3,058             --              --         3,058
Unearned compensation, net........      --       --          (231)         1,612              --         1,381
Stock issued in Advica Health
  Resources purchase..............      70        1           507             --              --           508
Net loss..........................      --       --            --             --         (17,317)      (17,317)
                                    ------     ----      --------        -------        --------      --------
BALANCE AT DECEMBER 31, 2000......  16,408     $164      $124,990        $  (657)       $(31,658)     $ 92,839
                                    ======     ====      ========        =======        ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                XCARE.NET, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1998      1999       2000
                                                               ----      ----       ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $(4,082)  $(3,188)  $(17,317)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................      815       797      1,602
  Amortization of goodwill and acquired intangibles.........       --        --         96
  Charge related to issuance of warrants....................       --        --      2,182
  Provision for losses on receivables.......................       50        91        636
  Loss on impairment and disposal of assets.................      408         9        295
  Amortization of unearned compensation.....................       --       504      1,381
  Other.....................................................       99       198        (43)
  Change in assets and liabilities: (net of assets and
    liabilities acquired)
    Accounts receivable.....................................     (300)     (278)    (2,015)
    Receivable from affiliate...............................       --      (453)       453
    Work performed in advance of billings...................       --      (557)    (1,298)
    Other current assets....................................       99    (1,218)    (2,566)
    Income taxes receivable.................................      617        --         --
    Purchased software......................................     (850)       --        (50)
    Other assets............................................     (285)     (313)       (10)
    Accounts payable........................................      488        92        539
    Accrued liabilities.....................................      473       298     (1,218)
    Unearned revenue........................................      312      (347)       (16)
                                                              -------   -------   --------
       Net cash used in operating activities................   (2,156)   (4,365)   (17,349)
                                                              -------   -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment..........................      (19)   (1,245)    (3,631)
Purchase of Integrated Media, Inc., net of cash acquired....       --        --     (2,107)
Purchase of Advica Health Resources, Inc., net of cash
  acquired..................................................       --        --       (764)
Purchase of short-term investments..........................       --        --    (41,000)
Other investing activities..................................      186         4       (681)
                                                              -------   -------   --------
       Net cash provided by (used in) investing
       activities...........................................      167    (1,241)   (48,183)
                                                              -------   -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt..............................    2,230       205         --
Principal payments on debt..................................     (166)     (430)        (4)
Principal payments under capital leases.....................     (574)     (749)       (31)
Proceeds from issuance of mandatorily redeemable convertible
  preferred stock, net......................................       --    13,740         --
Proceeds from Initial Public Offering.......................       --        --     95,326
Proceeds from issuance of common stock......................       --        --        307
Other.......................................................       --        97       (202)
                                                              -------   -------   --------
       Net cash provided by financing activities............    1,490    12,863     95,396
                                                              -------   -------   --------
Net increase (decrease) in cash and cash equivalents........     (499)    7,257     29,864
Cash and cash equivalents at beginning of period............      697       198      7,455
                                                              -------   -------   --------
Cash and cash equivalents at end of period..................  $   198   $ 7,455   $ 37,319
                                                              =======   =======   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid...............................................  $   127   $    74   $     --
Income taxes refunded.......................................     (615)       --         --
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  TRANSACTIONS
Conversion of convertible promissory notes and accrued
  interest to Series B mandatorily redeemable convertible
  preferred stock...........................................  $    --   $ 3,204   $     --
  Issuance of common stock in acquisition of Advica Health
    Resources...............................................       --        --        508
  Issuance of common stock warrants to customer.............       --        --      3,058

  The accompanying notes are an integral part of these consolidated financial statements.

                                XCARE.NET, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     XCare.net, Inc. (the "Company" or "XCare.net") develops, deploys and supports business-to-business software solutions for the healthcare industry. XTiera(TM), the Company's proprietary XML-based platform, and professional services allow it to create customizable transaction-based application solutions that are designed to address the complex administrative processing requirements of healthcare companies. In addition, the Company provides outsourcing and transaction hosting services that improve workflow processes and reduce administrative costs for customers.

BASIS OF PRESENTATION

     We are incorporated under the laws of the State of Delaware. The consolidated financial statements include the accounts of XCare.net and our wholly-owned subsidiaries, United/HealthScope, Inc. d/b/a Advica Health Resources ("Advica") and Integrated Media, Inc. ("Integrated Media"). All significant intercompany amounts and transactions have been eliminated.

INITIAL PUBLIC OFFERING

     On February 9, 2000, the SEC declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, we completed an Initial Public Offering ("IPO") of 5,750,000 shares of our common stock (including 750,000 shares sold pursuant to the exercise of the underwriter's over-allotment option) at an offering price of $18.00 per share (the "Offering"). Proceeds to us from the Offering, after calculation of the underwriter's discount, totaled $94.2 million, net of offering costs of $2.1 million. Concurrent with the closing of the IPO, all outstanding shares of our convertible preferred stock were automatically converted into 9,108,122 shares of common stock. In addition, upon closing of the IPO, all outstanding common stock warrants and the Series A convertible preferred stock warrants were exercised. The Series A convertible preferred stock issued upon the exercise of the latter warrants was automatically converted into common stock and together with the exercise of the common stock warrants, resulted in the issuance of 702,924 additional shares of common stock.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition" as amended. The Company derives revenue from license fees and related services under the terms of fixed price contracts. Maintenance revenue is derived from agreements for supporting and providing periodic updates to licensed software. Consulting revenue consists of revenue from consulting services provided pursuant to time and materials contracts. Transaction processing revenue is derived from transaction processing services and is recognized on a per-transaction basis as services are performed. Operational support revenue is derived from agreements for supporting and maintaining customers' processing environments and is recognized ratably over the service period.

     License fees and related services revenue is generally recognized from fixed price contracts using the percentage-of-completion method of accounting when services are essential to the functionality of the

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

delivered software and the collectibility of the fees is probable. Where collectibility of fees is not probable, the Company defers revenue and related costs as deferred contract costs and recognize revenue and cost of revenue as cash is collected.

     The Company may encounter budget and schedule overruns on fixed price contracts caused by increased material, labor or overhead costs. Adjustments to cost estimates are made in the periods in which the facts requiring such revisions become known. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract costs indicate a loss. The Company does not require collateral for its receivables and an allowance is maintained for potential credit losses.

     In arrangements where services are not essential to the functionality of the delivered software and the Company has no other obligations, the Company recognizes license revenue when the agreement has been signed, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

     Maintenance revenue is recorded as unearned revenue and is recognized ratably over the service period, which is generally 12 months. When maintenance is bundled with the original license fee arrangement, its fair value is deferred and recognized during the period such services are provided.

     Revenue from consulting services provided pursuant to time-and-materials contracts is recognized as the services are performed.

RECLASSIFICATIONS

     Certain prior year information has been reclassified to conform with the current year presentation.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. Short-term investments consist of U.S. government agency debt securities and auction rate certificates with maturities less than 12 months. The Company has classified $2.0 million of its portfolio of U.S. government agency debt securities as held to maturity as defined in Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 2000, all investments were carried at cost, which approximates fair market value based on the Company's intent to hold such securities to maturity. The Company's portfolio of auction rate certificates totaling $39.0 million have been classified as available-for-sale and recorded at fair value in the accompanying consolidated balance sheet. Investment securities classified as available for sale are measured at market value and net unrealized gains and losses are recorded as comprehensive income. Any gains and losses on sales of investments are computed on specific identification. As of December 31, 2000, net unrealized gains and losses on investments available for sale were not material.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, accounts receivable, prepaids, accounts payable and accrued liabilities. The carrying amounts of financial instruments approximate fair value due to their short maturities.

WORK PERFORMED IN ADVANCE OF BILLINGS

     Unbilled receivables arise as revenues are recognized for time and costs incurred on time and material contracts which have not been billed and for revenues that are recognized on fixed price contracts under the percentage of completion method of accounting.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

MAJOR CUSTOMERS

     The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     The Company had the following customers which accounted for greater than 10% of each respective period's revenue:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
       CUSTOMER                                               1998         1999         2000
       --------                                               ----         ----         ----
       A..................................................     --           --           17%
       B..................................................     --           --           10%
       C..................................................     --           20%          --
       D..................................................     29%          --           --
       E..................................................     20%          11%          --
       F..................................................     12%          10%          --
       G..................................................     11%          --           --
       H..................................................     --           12%          --
       I..................................................     --           12%          --

     Three customers accounted for 75% of the accounts receivable balance at December 31, 1999. Three customers accounted for 73% of the accounts receivable balance at December 31, 2000.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated using straight-line methods over the estimated useful lives of the assets, ranging from two to five years. Internally used software, whether purchased or developed is capitalized and amortized over an estimated useful life of three years. Equipment under capital lease arrangements as well as leasehold improvements are amortized over the shorter of their useful lives or the terms of the leases.

GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

     Intangible assets consist of goodwill, customer base, acquired workforce and trade names related to the acquisitions accounted for under the purchase method of accounting. Goodwill and other acquired intangibles are amortized on a straight-line basis over three years. Management periodically assesses the amortization period and recoverability of the carrying amount of goodwill and other acquired intangibles. Amortization expense was $0, $0 and $96,000 for the year ended December 31, 1998, 1999 and 2000, respectively.

LONG-LIVED ASSETS AND IMPAIRMENTS

     The Company periodically evaluates the carrying value of long-lived assets, including, but not limited to, purchased software, property and equipment, and goodwill and other acquired intangibles, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost to dispose of the assets.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

RESEARCH AND DEVELOPMENT

     Research and development expense includes costs incurred by the Company to develop and enhance the Company's software. Research and development costs are charged to expense as incurred.

ADVERTISING

     The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1998, 1999 and 2000 were approximately $66,000, $271,000 and $648,000, respectively.

SOFTWARE DEVELOPMENT COSTS

     Software development costs are required to be expensed until the point that technological feasibility of the product is established, after which time such costs are capitalized until general availability of the product. The period between achieving technological feasibility and the general availability of such software has historically been short. Consequently, costs otherwise capitalizable after technological feasibility have historically been immaterial and therefore expensed as incurred.

PURCHASED SOFTWARE

     Purchased software is to be used with the Company's existing software as well as to be held for resale under an exclusive license and is capitalized and amortized ratably over a three-year estimated useful life. Amortization expense was $0, $284,000 and $283,000 in 1998, 1999 and 2000, respectively. Accumulated amortization was $284,000 and $567,000 as of December 31, 1999 and 2000, respectively.

INCOME TAXES

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

STOCK OPTION COMPENSATION

     Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, permits the use of either a fair value based method or the method defined in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB 25 are required to disclose the pro forma net income (loss) and earnings per share that would have resulted from the use of the fair value based method. We have elected to continue to determine the value of stock-based compensation arrangement under the provisions of APB 25 and included the pro forma disclosures required under SFAS No. 123 in Note 6.

NET LOSS PER COMMON SHARE

     Net loss per common share is calculated in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss for the period by the weighted average number of common and potential shares outstanding during the period if their effect is dilutive. Potential common shares consist of

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of the Convertible Preferred Stock and convertible promissory notes.

     The following table sets forth the computation of the numerators and denominators in the basic and diluted net loss per common share calculations for the periods indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                 1998       1999        2000
                                                                 ----       ----        ----
Numerator:
  Net loss..................................................    $(4,082)   $(3,188)   $(17,317)
  Accretion of mandatorily redeemable convertible preferred
     stock..................................................        (66)       (75)         --
                                                                -------    -------    --------
  Net loss available to common stockholders.................    $(4,148)    (3,263)    (17,317)
                                                                =======    =======    ========
Denominator:
  Weighted average common shares outstanding -- basic and
     diluted................................................        390        472      14,399
                                                                =======    =======    ========

     Potentially dilutive securities totaling 11,432,265 and 3,940,072 for the years ended December 31, 1999 and 2000, respectively, were excluded from basic and diluted loss per common share because of their anti-dilutive effect.

COMPREHENSIVE INCOME

     SFAS No. 130, "Reporting Comprehensive Income" SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income includes all changes in equity during a period from non-owner sources. During each of the three years ended December 31, 2000, the Company has not had any significant transactions that are required to be reported as adjustments to determine comprehensive income.

NEW ACCOUNTING STANDARDS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (the "Bulletin"), "Revenue Recognition in Financial Statements," which addresses revenue recognition issues. The implementation of the Bulletin was delayed until the fourth quarter of 2000 for fiscal years beginning after December 15, 1999. The application of the Bulletin was retroactive to January 1, 2000. The impact of the Bulletin on the Company's consolidated financial statements was not material.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires, among other things, that all derivative instruments be recognized at fair value as assets or liabilities on the balance sheet and that changes in fair value generally be recognized currently in earnings unless specific hedge accounting criteria are met. Because the Company does not hold any derivative financial instruments and has not engaged in hedging activities, the Company does not expect the adoption of SFAS 133 to have a material impact on its consolidated results of operations, financial position or cash flows. The Company will adopt the provisions of SFAS 133 in the first quarter of 2001.

2. ACQUISITION OF ADVICA HEALTH RESOURCES AND INTEGRATED MEDIA

     On November 8, 2000, we purchased all of United/HealthScope, Inc.'s d/b/a Advica Health Resources ("Advica") common shares. The purchase price totaling approximately $2.2 million included

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

70,000 shares of XCare.net common stock, approximately $830,000 in cash, and professional fees directly related to the acquisition, net of accounts receivable and the Company's net investment in Advica. The purchase price was allocated to the acquired assets and liabilities at their fair values as of November 8, 2000. The acquired intangibles consisted of approximately $549,000 in customer base, $488,000 in acquired workforce, and $86,000 to trade name. The remaining excess purchase price of approximately $402,000 was recorded as goodwill.

     In conjunction with the purchase of Advica, the Company incurred approximately $273,000 in costs primarily related to the involuntary termination benefits of Advica employees and for other costs to integrate operating activities. Approximately $95,000 of these employee termination benefits had been paid as of December 31, 2000. The remaining balance was paid in January 2001.

     On November 29, 2000, we purchased all of Integrated Media Inc.'s common stock. The purchase price, totaling approximately $2.1 million, consisted primarily of cash and professional fees directly related to the acquisition.

     The total purchase price was allocated to the assets and liabilities at their fair values as of November 29, 2000. The acquired identifiable intangible assets totaling approximately $322,000 consisted primarily of acquired workforce and customer base with the remaining excess purchase price of approximately $1.62 million being recorded as goodwill. In addition to the $2.1 million purchase price, the Company will pay $1 million to the former president of Integrated Media as compensation for his assistance with the transition over the next year. This $1 million has been paid into escrow, is included in other current assets, and will be amortized to sales and marketing expense over the one year term of the agreement.

     The Company retained an independent appraiser to assist with the assigning of the fair values to the identifiable intangibles acquired from both Advica and Integrated Media. The total goodwill and identifiable intangible assets acquired of $3.5 million are being amortized over their estimated lives of 3 years.

     Advica and Integrated Media became wholly-owned subsidiaries of XCare.net effective on the date of the acquisitions and both transactions were accounted for under the purchase method of accounting in the fourth quarter of 2000 for which the results operations are included in the consolidated financial statements from the date of acquisition.

     The unaudited pro forma results of operations as though the acquisitions had been completed as of the beginning of 1999 and 2000 are as follows (in thousands except for per share amounts):

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                                    1999           2000
                                                                    ----           ----
       Revenues...............................................    $  9,404       $ 17,989
       Net loss...............................................     (10,442)       (23,064)
       Pro forma diluted loss per share.......................    $ (19.27)      $  (1.59)

     The pro forma results above do not include any anticipated cost savings or other effects of the integration of Advica and Integrated Media into XCare.net and are not necessarily indicative of the results which would have occurred if the acquisitions had been in effect on the dates indicated, or which may result in the future.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. BALANCE SHEET COMPONENTS

     Certain balance sheet components are as follows (in thousands):

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1999       2000
                                                                 ----       ----
OTHER CURRENT ASSETS
  Prepaid licenses..........................................    $    --    $ 1,659
  Prepaid salary (see note 2)...............................         --        917
  Deferred warrants charges (see note 6)....................         --        876
  Deferred IPO costs........................................      1,093         --
  Other.....................................................        203        401
                                                                -------    -------
                                                                $ 1,296    $ 3,853
                                                                =======    =======

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1999       2000
                                                                 ----       ----
PROPERTY AND EQUIPMENT
  Furniture, fixtures and equipment.........................    $   412    $ 1,906
  Computer hardware.........................................      1,927      5,225
  Computer software.........................................        618      2,843
                                                                -------    -------
                                                                  2,957      9,974
Less accumulated depreciation and amortization..............     (1,589)    (4,870)
                                                                -------    -------
                                                                $ 1,368    $ 5,104
                                                                =======    =======

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1999       2000
                                                                 ----       ----
ACCRUED LIABILITIES
  Accrued compensation and related accruals.................    $   173    $ 1,056
  Accrued license fee payable...............................        600         --
  Accrued professional fees.................................        446        104
  Other.....................................................        230        687
                                                                -------    -------
                                                                $ 1,449    $ 1,847
                                                                =======    =======

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Debt and capital lease obligations consists of the following (in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                              1999       2000
                                                              ----       ----
Unsecured notes payable.....................................  $ --       $ 57
Unsecured notes payable to software vendors for software
  licenses; interest rate at 10.5%;.........................    44         --
Unsecured notes payable to landlord for leasehold
  improvements; interest rate at 9.5%; principal and
  interest payable in monthly installments of $1,207 until
  February 1, 2000..........................................     2         --
Capitalized lease obligations...............................    46         --
                                                              ----       ----
     Total long-term debt...................................    92         57
Less current portion........................................   (92)       (57)
                                                              ----       ----
     Long-term debt, excluding current portion..............  $ --       $ --
                                                              ====       ====

5. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In March 1997, the Company issued 2,450,000 shares of $.01 par value Series A mandatorily redeemable convertible preferred stock and received proceeds net of issuance costs totaling $6,622,000.

     In June 1999, the Company issued 27,111,111 shares of $.01 par value Series B mandatorily redeemable convertible preferred stock and received proceeds totaling $7,320,000. Concurrently, outstanding Convertible Promissory Notes plus accrued interest of $3,204,000 in the aggregate were converted into an additional 11,867,959 shares of Series B mandatorily redeemable convertible preferred stock.

     In July 1999, the Company issued 24,074,074 shares of $.01 par value Series B mandatorily redeemable convertible preferred stock and received proceeds net of issuance costs totaling $6,420,000.

CONVERSION

     In connection with the Company's Initial Public Offering in February 2000, the 2,450,000 outstanding shares of Series A mandatorily redeemable convertible preferred stock were converted into 2,802,800 shares of common stock. The original conversion ratio of the Series A mandatorily redeemable convertible preferred stock into common stock was one-for-one. This conversion ratio was adjusted during 1997 and 1998 to 1.144 shares of common stock for each share of Series A mandatorily redeemable convertible preferred stock. In addition, the 63,053,144 shares of Series B mandatorily redeemable convertible preferred stock were converted into 6,305,322 shares of common stock, reflecting the rounding upwards of all resulting fractional shares. See Note 1.

STOCK WARRANTS

     In conjunction with the issuance of the 1997 and 1998 Convertible Promissory Notes and the Series A mandatorily redeemable convertible preferred stock offering, the Company issued warrants to purchase a total of 649,312 shares of common stock at an average price of $0.89. In connection with the Company's Initial Public Offering in February 2000, certain of these warrants were exercised and the Company issued 702,294 common shares for net proceeds of $84,000.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. STOCKHOLDERS' EQUITY (DEFICIT)

STOCK SPLIT

     The Company effected a one-for-ten reverse stock split of its common stock in January 2000. All references in the financial statements to shares, share prices, and per share amounts have been adjusted retroactively for all periods presented to reflect the stock split.

STOCK OPTIONS

     During 1997, the Company adopted a stock option plan (the "1997 Plan") which provides for the grant of stock options to directors, key employees, and consultants. The 1997 Plan has a term of ten years, unless terminated by our board of directors. An amendment of the Company's 1997 Plan to increase the number of shares of common stock reserved for issuance under the plan from 2,200,000 to 3,600,000 shares was approved by the stockholders in November 2000. The Plan provides for the granting of incentive stock options to employees and nonqualified options to employees, directors and consultants.

     Stock options are granted with an exercise price not less than fair market value of the common stock on the date of the grant, as determined by the board of directors. The options generally expire ten years after the date of grant. Options granted under the 1997 Plan vest over a four year vesting period beginning on the date of grant.

     In July 1999, the board of directors amended all existing stock option agreements under the Plan. The amendment provided that all options are immediately exercisable. However, any shares acquired upon exercise are subject to repurchase by XCare.net over a reverse vesting period that entitles the optionee to exactly the same vesting schedule as the original grant. The repurchase price is equal to the exercise price of the options using FIN 28.

     In January and February 2000, the Company granted incentive stock options to certain employees to purchase 124,700 shares of common stock with exercise prices below the deemed fair value of the Company's common stock at the date of grant. In connection with such option grants, the Company recognized unearned compensation totaling $123,000 which is being amortized over the four year vesting period of the related options.

     During 1999, the Company issued stock options to certain employees under the 1997 Plan with exercise prices below the deemed fair value of the Company's common stock at the date of grant. The Company has recorded unearned stock compensation for the difference between the exercise price of the stock options and the deemed fair value of the Company's common stock at the date of grant. This unearned stock compensation will be amortized to expense over the period during which the options or common stock subject to repurchase vest, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28. In 1999, the Company recorded $2,773,000 of unearned compensation related to these options, of which the net amount of $504,000 and $1,381,000 have been amortized to expense in the periods ended December 31, 1999 and 2000, respectively.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     If stock compensation expense for the years ended December 31, 1999 and 2000 had been allocated across all relevant functional expense categories within operating expenses, it would be allocated as follows:

                                                                        DECEMBER 31,
                                                                       --------------
                                                                       1999     2000
                                                                       ----     ----
       Cost of revenue.............................................    $ 80    $  124
       Sales and marketing.........................................      52       194
       General and administrative..................................     343     1,089
       Research and development....................................      29       (26)
                                                                       ----    ------
                                                                       $504    $1,381
                                                                       ====    ======

     The Company's board of directors adopted a 1999 Director Option Plan in October 1999 (the "Director Plan"). The Director Plan was approved by the Company's Stockholders in January 2000, and became effective upon completion of our Initial Public Offering. A total of 250,000 shares of common stock have been reserved for issuance under the Director Plan. The Director Plan has a term of ten years, unless terminated by our board of directors. Options granted under the Director Plan vest over a one year vesting period beginning on the date of grant. Members of the board of directors who are not employees of XCare.net are eligible to participate in the Director Plan. The Director Plan provides for an automatic initial grant of an option to purchase 25,000 shares of common stock (the "Initial Grant") upon the later of the effective date of the Director Plan or the date a person first becomes a non-employee director. After the initial grant, a non-employee director will automatically be granted options to purchase 10,000 shares of common stock each year on the date of our annual stockholder's meeting.

     In September 2000, the board of directors of the Company adopted the 2000 Nonstatutory Stock Option Plan (the "NSO Plan"). Under the NSO Plan, the board of directors may issue options to purchase up to an aggregate of 600,000 shares of the Company Common Stock to employees of the Company. The NSO Plan has a term of ten years, unless terminated by our board of directors. Options granted under the NSO Plan vest ratably at 25% per year, beginning on the date of grant. No options will be issued under the NSO Plan to directors or executive officers of the Company.

     The Company records compensation expense related to stock options granted to employees using the intrinsic value based method and includes a pro forma disclosure in the footnotes for compensation value measured using the fair value accounting treatment. Options granted to consultants are accounted for based on the fair value of the consideration received or the fair value of the options issued, whichever is more reliably measurable. For the years ended December 31, 1998 and 1999, the value of each option on the date of grant was estimated using the minimum value method, as the Company was not public. For the year ended December 31, 2000, the fair value of each option on the date of grant was determined using the Black-Scholes valuation model. The following assumptions were used for grants in 1999 and 2000: risk-free rates corresponding to government securities with original maturities similar to the expected option lives of 4.5% to 5.6% in 1998, 4.9% to 6.3% in 1999 and 5.5% for 2000; expected dividend yield of 0% for all periods; volatility factor of zero for 1998 and 1999 and 120% for 2000; and expected lives of one year for 1998 and 1999 and 3.4 years for 2000.

     Based on calculations using a Black-Scholes-type value option pricing model, the weighted-average fair value of options at grant date was $0.06, $0.64 and $5.10 in 1998, 1999 and 2000, respectively. The pro forma impact on the Company's net loss and net loss per share had compensation cost been recorded

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

as determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" is shown below (in thousands, except per share data).

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1998       1999        2000
                                                              ----       ----        ----
       Net loss:
         As reported.....................................    $(4,082)   $(3,188)   $(17,317)
         Pro forma.......................................     (4,155)    (3,319)    (17,683)
       Net loss per common share:
         As reported.....................................    $(10.64)   $ (6.91)   $  (1.20)
         Pro forma.......................................     (10.65)     (7.03)      (1.23)

     Total stock options outstanding and exercisable under the option plans as of December 31, 2000 are as follows:

              STOCK OPTIONS OUTSTANDING
-----------------------------------------------------
                                     WEIGHTED AVERAGE              STOCK OPTIONS EXERCISABLE
                                        REMAINING       -----------------------------------------------
   RANGE OF          NUMBER OF       CONTRACTUAL LIFE   WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
EXERCISE PRICES        SHARES            (YEARS)         EXERCISE PRICE     SHARES      EXERCISE PRICE
---------------      ---------       ----------------   ----------------   ---------   ----------------
 $        0.25         664,009             7.8               $ 0.25          664,009        $ 0.25
          2.70         504,086             8.5                 2.70          504,086          2.70
  2.80 -  5.88         264,317             9.5                 4.84          118,417          4.10
  5.94 -  5.94         438,275             9.7                 5.94          341,000          5.94
  6.19 -  7.07         434,850             9.7                 6.79          336,850          6.71
  7.50 - 10.00         205,575             9.0                 8.73          205,575          8.73
         11.00          58,710             9.1                11.00           58,710         11.00
         14.38             650             9.3                14.38              650         14.38
         15.94          19,100             9.2                15.94           19,100         15.94
         18.50             500             9.1                18.50              500         18.50
 -------------       ---------             ---               ------        ---------        ------
 $0.25 - 18.50       2,590,072             8.9               $ 4.30        2,248,897        $ 4.03
 =============       =========             ===               ======        =========        ======

     Activity of the Plan is summarized in the following table:

                                                                  WEIGHTED                         WEIGHTED
                                                  NUMBER OF       AVERAGE          OPTIONS         AVERAGE
                                                   SHARES      EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
                                                  ---------    --------------    -----------    --------------
Options outstanding, December 31, 1997........       31,868        $2.80             12,967         $2.80
  Options granted.............................    1,120,600         0.25
  Less: options forfeited.....................      (22,351)        1.10
                                                  ---------        -----          ---------         -----
Options outstanding, December 31, 1998........    1,130,117         0.28            424,885          0.32
  Options granted.............................    1,175,276         2.48
  Less: options exercised.....................     (187,663)        0.52
  Less: options forfeited.....................     (505,837)        0.28
                                                  ---------        -----          ---------         -----
Options outstanding, December 31, 1999........    1,611,893         1.85          1,611,893          1.85
  Options granted.............................    1,461,020         6.92
  Less: options exercised.....................     (185,429)        1.22
  Less: options forfeited.....................     (297,412)        5.88
                                                  ---------        -----          ---------         -----
Options outstanding, December 31, 2000........    2,590,072        $4.30          2,248,897         $4.03
                                                  =========        =====          =========         =====

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

401(K) PLAN

     The Company has adopted an employee savings and retirement plan (the "401(k) Plan") covering substantially all of the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the statutory prescribed limit and have the amount of such reduction contributed to the 401(k) Plan. The Company may make contributions to the 401(k) Plan on behalf of eligible employees. The Company has not made any contributions to the 401(k) Plan.

INITIAL PUBLIC OFFERING

     On February 9, 2000, the SEC declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, we completed an Initial Public Offering ("IPO") of 5,750,000 shares of our common stock (including 750,000 shares sold pursuant to the exercise of the underwriter's over-allotment option) at an offering price of $18.00 per share (the "Offering"). Proceeds to us from the Offering, after calculation of the underwriter's discount, totaled $94.2 million, net of offering costs of $2.1 million. Concurrent with the closing of the IPO, all outstanding shares of our convertible preferred stock were automatically converted into 9,108,122 shares of common stock. In addition, upon closing of the IPO, all outstanding common stock warrants and the Series A convertible preferred stock warrants were exercised. The Series A convertible preferred stock issued upon the exercise of the latter warrants was automatically converted into common stock and together with the exercise of the common stock warrants, resulted in the issuance of 702,924 additional shares of common stock.

EMPLOYEE STOCK PURCHASE PLAN

     In October 1999, the board of directors adopted an employee stock purchase plan (the "Employee Stock Purchase Plan,") subject to stockholder approval, which became effective immediately on the effective date of the IPO. A total of 350,000 shares of common stock have been reserved for issuance under the Employee Stock Purchase Plan permits eligible to purchase common stock totaling up to 20% of an employee's compensation through payroll deductions. The Employee Stock Purchase Plan for U.S. employees is intended to qualify under Section 423 of the Internal Revenue Service Code and contains consecutive overlapping twelve-month offering periods. Each offering period includes two six-month purchase periods. The price of common stock to be purchase will be 85% of the lower of the fair market value of the common stock either at the beginning of the offering period or at the end of that purchase period. In October 2000, the Company issued 15,885 of the 350,000 authorized shares at $4.68 per share and converted $73,000 in accrued employee contributions into shares of common stock upon conversion.

MEDUNITE WARRANTS

     In October 2000, the Company entered into a Software License and Services Agreement (the "Agreement") with MedUnite, Inc. ("MedUnite") to provide software development services related to the pilot program. These services are provided on a time and materials basis and the Agreement is cancelable at MedUnite's discretion subsequent to the delivery of the first pilot and prior to the contract contingency date ("Contingency Date"), which is expected in mid-2001. In addition, the Company will host MedUnite's pilot program. If MedUnite does not terminate the Agreement before the Contingency Date, the Company will sell MedUnite a software license and is expected to provide ongoing hosting, transaction processing, maintenance, software development and technical services.

     In connection with the Agreement, the Company issued warrants to MedUnite to purchase 1,350,000 shares of XCare.net's common stock at an exercise price of $4.06. The warrants were immediately vested exercisable and non-forfeitable for a period of eighteen months from the date of grant. The fair value of the warrants was calculated to be $3.1 million and was determined using the Black-Scholes option pricing model using a volatility factor of 120%, risk-free interest rate of 6.0% and an expected life of 18 months.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The amounts billed to MedUnite up to the date that the first pilot is delivered (March 2001) will be reduced by the fair value attributed to the warrants. For the year ended December 31, 2000, the Company allocated $2.2 million of the warrant charge to billings and amounts billable. The remaining value of the warrants is $0.9 million at December 31, 2000 and is included in other current assets. As of December 31, 2000, the Company expects future billings to be in excess of the remaining fair value of the warrants.

     In addition, under the terms of the agreement, XCare.net may make an investment in MedUnite between $10.0 and $20.0 million.

PREFERRED STOCK RIGHTS AGREEMENT

     On July 12, 2000, the Company's board of directors approved a preferred stock rights agreement. Each right would entitle stockholders to purchase one one-thousandth of a share of Series A Participating Preferred Stock. The rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15 percent or more of the outstanding shares of common stock. The rights expire in 2010 unless redeemed or exchanged by the Company earlier.

7. INCOME TAXES

     Prior to January 1, 1996, the Company elected to be taxed under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the stockholders were responsible for payment of taxes on income earned by the Company, and the Company distributed to stockholders annually an amount equal to the estimated tax liability arising from operations. On January 1, 1996, the Company revoked its election to be taxed under Subchapter S of the Code and elected to be taxed under Subchapter C of the Code. In connection with the change in status, the Company reclassified accumulated earnings of $576,000 to additional paid-in capital to reduce accumulated earnings to zero as of the date of the conversion.

     At December 31, 1999 and December 31, 2000, the Company had net operating loss ("NOL") carryforwards of approximately $12.6 million and $31.7 million, respectively, which may be used to offset future taxable income. These carryforwards expire beginning in 2012. The Code contains provisions that may limit the NOL available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on the Company's ability to use its NOL carryforwards from tax periods prior to the ownership change. The Company's NOL carryforwards as of December 31, 2000 are subject to annual limitations due to changes in ownership.

     The benefit for income taxes differs from the amount computed by applying the U.S. federal income tax rate of 34% to loss before income taxes as follows (in thousands):

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                 ----       ----       ----
Federal income tax benefit..................................    $(1,388)   $(1,084)   $(6,061)
State income tax, net of federal benefit....................       (166)      (103)      (545)
Change in valuation allowance...............................      1,517        944      5,492
Unearned compensation.......................................         --        209        483
Value attributed to warrants................................         --         --        764
Other.......................................................         37         34       (133)
                                                                -------    -------    -------
Income tax expense..........................................    $    --    $    --    $    --
                                                                =======    =======    =======

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the Company's deferred income tax assets and liabilities are as follows (in thousands):

                                                                   DECEMBER 31,
                                                                -------------------
                                                                 1999        2000
                                                                 ----        ----
Deferred tax assets:
  Deferred revenue..........................................    $    48    $     53
  Impairment and exit cost accruals.........................         12          --
  Employee benefits.........................................         49         288
  Reserves..................................................        107         474
  Other temporary items.....................................         --         155
  Net operating loss carryforwards..........................      4,871      12,457
Deferred tax liabilities:
  Cash to accrual Section 481(a)............................       (187)        (96)
  Fixed asset sale and depreciation.........................       (246)       (275)
  Amortization..............................................        (57)         --
Less: valuation allowance...................................     (4,597)    (13,056)
                                                                -------    --------
       Net deferred tax asset...............................    $    --    $     --
                                                                =======    ========

     The Company's deferred tax assets represent unrecognized future tax benefit. A valuation allowance has been established for the entire tax benefit, and no benefit for income taxes has been recognized in the accompanying statement of operations as the realization of the potential assets is not more likely than not.

8. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

     The Company leases equipment and office space under various long-term non-cancelable operating leases that expire in 2005. The following is a schedule by year of future minimum lease payments under operating leases, at December 31, 2000 (in thousands):

2001........................................................    $1,735
2002........................................................     1,142
2003........................................................       864
2004........................................................       745
2005........................................................       616
Thereafter..................................................       440
                                                                ------
                                                                $5,542
                                                                ======

     Total rent expense for the years ended December 31, 1998, 1999 and 2000 was $438,000, $375,000 and $1,295,000, respectively.

     In December 1998, the Company purchased a license for certain software to be resold or used with the Company's existing products. This arrangement requires the Company to pay a royalty of 17.5% of all of its sales of the software.

CONTINGENCIES

     We are subject to other legal proceedings and claims that arise in the ordinary course of business. Although there can be no assurance of the ultimate disposition of these matters, it is management's opinion, based upon the information available at this time, that the expected outcome, individually or in

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the aggregate, will not have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows.

9. RELATED PARTY TRANSACTIONS

     For the year ended December 31, 2000, revenues from related parties include $581,000 from a customer who is also a partner in an entity that is a significant stockholder of the Company and $135,000 from Advica prior to our acquisition of Advica. The accounts receivable related to these transactions had been settled as of December 31, 2000.

     During 1999, the Company entered into a professional services agreement with an entity whose managing member is a general partner in an entity that is a significant stockholder of the Company. The Company recognized $453,000 in revenue under such agreement during the fourth quarter ended December 31, 1999, and accounts receivable from this entity was $453,000 at December 31, 1999.

10. SEGMENT INFORMATION

     Segment information has been prepared in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards
(SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company defines operating segment as components of an enterprise for which discrete financial information is available and is reviewed regularly by the chief operating decision-maker or decision making group, to evaluate performance and make operating decisions. The chief operating decision-making group reviews the revenues and margins by the nature of the services provided and reviews the overall results of the Company. Accounting policies of the segments are the same as those described in the summary of significant accounting policies (See Note 1).

     We operate in two segments: development and consulting services, and recurring services. The development and consulting services segment includes revenue generated from software engineering and integration. The recurring services segment includes revenue generated from hosting services, maintenance services, transaction services, recurring license fees and other services. In 1998, all XCare.net's revenues were generated from recurring services.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Following is a breakout of our segments. The margin for the segments excludes corporate expenses. The "other" category includes our corporate expenses and eliminations.

                                                    DEVELOPMENT
                                                        AND
                                                    CONSULTING     RECURRING                   CONSOLIDATED
                                                     SERVICES      SERVICES      OTHER            TOTAL
                                                    -----------    ---------     -----         ------------
                                                                        (IN THOUSANDS)
2000
  Total revenues................................      $ 7,488       $3,193      $     --         $ 10,681
  Margin........................................       (3,216)        (276)      (13,825)(1)      (17,317)
  Assets........................................           --           --        96,908(2)        96,908
  Capital expenditures..........................           --           --         3,631(2)         3,631
1999
  Total revenues................................      $ 3,740       $1,113      $     --         $  4,853
  Margin........................................          720          210        (4,118)(1)       (3,188)
  Assets........................................           --           --        13,183(2)        13,183
  Capital expenditures..........................           --           --         1,245(2)         1,245

-------------------------
(1) Represents loss before income taxes. Adjustments that are made to the total of the segments' income in order to arrive at income before income taxes include the following:

                                                                     1999      2000
                                                                     ----      ----
    Costs and adjustments to reconcile segment data to the
      consolidated total:
      Sales and marketing.......................................    $1,105    $ 5,216
      General and administrative................................     1,867      9,207
      Research and development..................................       575      2,952
      Amortization of goodwill and other acquired intangibles...        --         96
      Stock compensation expense................................       504      1,381
      Interest expense (income), net............................        67     (5,027)
                                                                    ------    -------
                                                                    $4,118    $13,825
                                                                    ======    =======

-------------------------
(2) A breakout of assets and capital expenditures for all segments is not provided to our chief operating decision maker. The other column represents the amount to reconcile to the consolidated total.

                                XCARE.NET, INC.
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. QUARTERLY RESULTS (UNAUDITED)

     This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this information. These unaudited quarterly results should be read in conjunction with the financial statements and notes thereto. Our operating results are expected to vary significantly from quarter to quarter and are not necessarily indicative of results for any future period. Data relating to the results of operations for the each quarter of the years ended December 31, 1999 and 2000 follows (in thousands except per share amounts):

                                                                       THREE MONTHS ENDED
                                                     ------------------------------------------------------
                                                     MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                       1999         1999          1999             1999
                                                     ---------    --------    -------------    ------------
STATEMENT OF OPERATIONS DATA:
Total revenue....................................     $ 1,311     $   530        $   813         $ 2,199
Costs and expenses:
  Cost of revenue................................         923         714            784           1,502
  Sales and marketing............................         155         138            252             560
  General and administrative.....................         144         282            759             682
  Research and development.......................         104          57            256             158
  Stock compensation expense.....................          --          --            112             392
                                                      -------     -------        -------         -------
     Total costs and expenses....................       1,326       1,191          2,163           3,294
                                                      -------     -------        -------         -------
Loss from operations.............................         (15)       (661)        (1,350)         (1,095)
Interest income (expense), net...................        (136)       (122)           108              83
                                                      -------     -------        -------         -------
  Net loss.......................................     $  (151)    $  (783)       $(1,242)        $(1,012)
                                                      =======     =======        =======         =======
  Net loss per common share -- basic and
     diluted.....................................     $ (0.43)    $ (2.00)       $ (2.36)        $ (1.81)
                                                      =======     =======        =======         =======

                                                                       THREE MONTHS ENDED
                                                     ------------------------------------------------------
                                                     MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                       2000         2000          2000             2000
                                                     ---------    --------    -------------    ------------
STATEMENT OF OPERATIONS DATA:
Total revenue....................................     $ 2,852     $ 2,689        $ 1,961         $ 3,179
Costs and expenses:
  Cost of revenue................................       2,797       3,016          3,190           5,170
  Sales and marketing............................       1,110       1,891          1,203           1,012
  General and administrative.....................       1,867       2,981          2,038           2,321
  Research and development.......................         461         989            427           1,075
  Amortization of goodwill and other acquired
     intangibles.................................          --          --             --              96
  Stock compensation expense.....................         518         406            286             171
                                                      -------     -------        -------         -------
     Total costs and expenses....................       6,753       9,283          7,144           9,845
                                                      -------     -------        -------         -------
Loss from operations.............................      (3,901)     (6,594)        (5,183)         (6,666)
Interest income, net.............................         698       1,505          1,446           1,378
                                                      -------     -------        -------         -------
  Net loss.......................................     $(3,203)    $(5,089)       $(3,737)        $(5,288)
                                                      =======     =======        =======         =======
  Net loss per common share -- basic and
     diluted.....................................     $ (0.37)    $ (0.31)       $ (0.23)        $ (0.32)
                                                      =======     =======        =======         =======

                                XCARE.NET, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 MARCH 31,     DECEMBER 31,
                                                                   2001            2000
                                                                 ---------     ------------
                                                                (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................     $ 32,199        $ 37,319
  Short-term investments....................................       42,100          41,000
  Accounts receivable, net of allowance of $643 and $546 at
     March 31, 2001 and December 31, 2000, respectively.....        4,968           2,801
  Work performed in advance of billings.....................        2,028           1,855
  Other current assets......................................        3,145           3,853
                                                                 --------        --------
       Total current assets.................................       84,440          86,828
Property and equipment, net.................................        5,023           5,104
Purchased software, net.....................................          674             333
Goodwill and other intangible assets........................        3,230           3,378
Other assets................................................          842           1,265
                                                                 --------        --------
       Total assets.........................................     $ 94,209        $ 96,908
                                                                 ========        ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $  1,019        $  2,028
  Accrued liabilities.......................................        3,071           1,904
  Unearned revenue..........................................          346             137
                                                                 --------        --------
       Total liabilities....................................        4,436           4,069
                                                                 --------        --------
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized as of March 31, 2001 and December 31, 2000,
     respectively; no shares issued and outstanding at March
     31, 2001 and December 31, 2000, respectively...........           --              --
  Common stock, $.01 par value; 100,000,000 authorized as of
     March 31, 2001 and December 31, 2000, respectively;
     16,412,316 and 16,408,274 shares issued and outstanding
     as of March 31, 2001 and December 31, 2000,
     respectively...........................................          164             164
Additional paid-in capital..................................      124,990         124,990
Unearned compensation, net..................................         (522)           (657)
Accumulated deficit.........................................      (34,859)        (31,658)
                                                                 --------        --------
       Total stockholders' equity...........................       89,773          92,839
                                                                 --------        --------
       Total liabilities and stockholders' equity...........     $ 94,209        $ 96,908
                                                                 ========        ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                                ------------------
                                                                 2001       2000
                                                                 ----       ----
Revenue.....................................................    $ 7,590    $ 2,465
Revenue from affiliate......................................         --        387
                                                                -------    -------
       Total revenue........................................      7,590      2,852
                                                                -------    -------
Costs and expenses:
  Cost of revenue...........................................      6,353      2,797
  Sales and marketing.......................................      1,389      1,110
  General and administrative................................      2,570      1,867
  Research and development..................................      1,141        461
  Amortization of goodwill and acquired intangibles.........        303         --
  Stock compensation expense................................        135        518
                                                                -------    -------
       Total costs and expenses.............................     11,891      6,753
                                                                -------    -------
Loss from operations........................................     (4,301)    (3,901)
  Interest income...........................................      1,100        698
                                                                -------    -------
Net loss....................................................    $(3,201)   $(3,203)
                                                                =======    =======
Net loss per common share -- basic and diluted..............    $ (0.20)   $ (0.37)
                                                                =======    =======
Weighted average common shares outstanding -- basic and
  diluted...................................................     16,412      8,758
                                                                =======    =======

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                                ------------------
                                                                 2001       2000
                                                                 ----       ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................    $(3,201)   $(3,203)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................        620        289
  Amortization of goodwill and acquired intangibles.........        303         --
  Charge related to issuance of warrants....................        876         --
  Provision for losses on receivables.......................         97        250
  Loss on impairment of investments.........................        503         --
  Amortization of unearned compensation.....................        135        518
  Other.....................................................        373        278
  Change in assets and liabilities:
     Accounts receivable....................................     (2,264)      (444)
     Work performed in advance of billings..................       (173)    (2,086)
     Other current assets...................................       (693)      (920)
     Other assets...........................................         70       (236)
     Accounts payable.......................................     (1,009)     1,136
     Accrued liabilities....................................      1,177        989
     Unearned revenue.......................................        209        581
                                                                -------    -------
          Net cash used in operating activities.............     (2,977)    (2,848)
                                                                -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment and software..........................       (880)    (1,140)
Purchases of short-term investments.........................     (4,300)        --
Sales of short-term investments.............................      3,200         --
Other investing activities..................................       (150)        --
                                                                -------    -------
          Net cash used in investing activities.............     (2,130)    (1,140)
                                                                -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments under capital leases and debt............        (13)       (13)
Proceeds from initial public offering, net..................         --     95,326
Proceeds from issuance of common stock......................         --         28
                                                                -------    -------
          Net cash provided by (used in) financing
           activities.......................................        (13)    95,341
                                                                -------    -------
Net increase (decrease) in cash and cash equivalents........     (5,120)    91,353
Cash and cash equivalents at beginning of period............     37,319      7,455
                                                                -------    -------
Cash and cash equivalents at end of period..................    $32,199    $98,808
                                                                =======    =======
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  TRANSACTIONS
Conversion of mandatorily redeemable preferred stock and
  mandatorily redeemable preferred stock warrants to common
  stock.....................................................    $    --    $23,849

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                XCARE.NET, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     Interim Consolidated Financial Statements. The accompanying condensed consolidated financial statements of XCare.net, Inc. (the "Company" ) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. However, we believe that the disclosures are adequate to make the information presented not misleading. The unaudited financial statements have been prepared on the same basis as our annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for a fair presentation in accordance with accounting principles generally accepted in the United States. The results for the three months ended March 31, 2001 are not necessarily indicative of the results expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2000.

     Reclassifications. Certain prior year information has been reclassified to conform with the current year presentation.

2. INITIAL PUBLIC OFFERING

     On February 9, 2000, the SEC declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, we completed an Initial Public Offering ("IPO") of 5,750,000 shares of our common stock (including 750,000 shares sold pursuant to the exercise of the underwriter's over-allotment option) at an offering price of $18.00 per share (the "Offering"). Proceeds to the Company from the Offering, after calculation of the underwriter's discount of $7.2 million, totaled $94.2 million, net of offering costs of approximately $2.1 million. Concurrent with the closing of the IPO, all outstanding shares of the Company's convertible preferred stock were automatically converted into 9,108,122 shares of common stock. In addition, upon closing of the IPO, all outstanding common stock warrants and the Series A convertible preferred stock warrants were exercised. The Series A convertible preferred stock issued upon the exercise of the latter warrants was automatically converted into common stock and together with the exercise of the common stock warrants, resulted in the issuance of 702,924 additional shares of common stock.

3. ACQUISITION OF ADVICA HEALTH RESOURCES AND INTEGRATED MEDIA

     On November 8, 2000, we purchased all of United/HealthScope, Inc.'s d/b/a Advica Health Resources ("Advica") common shares. The purchase price totaling approximately $2.2 million included 70,000 shares of XCare.net common stock, approximately $830,000 in cash, and professional fees directly related to the acquisition, net of accounts receivable and the Company's net investment in Advica. The purchase price was allocated to the acquired assets and liabilities at their fair values as of November 8, 2000. The acquired intangibles consisted of approximately $549,000 in customer base, $488,000 in acquired workforce, and $86,000 to trade name. The remaining excess purchase price of $402,000 was recorded as goodwill.

     On November 29, 2000, we purchased all of Integrated Media Inc.'s common stock. The purchase price, totaling $2.1 million, consisted primarily of cash and professional fees directly related to the acquisition. The total purchase price was allocated to the assets and liabilities at their fair values as of November 29, 2000. The acquired identifiable intangible assets totaling $322,000 consisted primarily of acquired workforce and customer base with the remaining excess purchase price of $1.62 million being recorded as goodwill. In addition to the $2.1 million purchase price, the Company will pay $1 million to the former president of Integrated Media as compensation for his assistance with the transition over the

                                XCARE.NET, INC.
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

next year. This $1 million has been paid into escrow, is included in other current assets, and is amortized to sales and marketing expense over the one year term of the agreement.

     The Company retained an independent appraiser to assist with the assigning of the fair values to the identifiable intangibles acquired from both Advica and Integrated Media. The total goodwill and identifiable intangible assets acquired of $3.5 million are being amortized over their estimated lives of 3 years.

4. NET LOSS PER COMMON SHARE

     Net loss per common share is calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". Under the provisions of SFAS No. 128, basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding excluding potential common shares outstanding during the period if their effect is antidilutive. Potential common shares consist of incremental common shares issuable upon the exercise of stock options and warrants.

     The following table sets forth the computation of the numerators and denominators in the basic and diluted net loss per common share calculations for the periods indicated:

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                                ------------------
                                                                 2001       2000
                                                                 ----       ----
                                                                  (IN THOUSANDS)
Numerator:
  Net loss..................................................    $(3,201)   $(3,203)
  Accretion of mandatorily redeemable convertible preferred
     stock..................................................         --         (7)
                                                                -------    -------
  Net loss available to common stockholders.................    $(3,201)   $(3,210)
                                                                =======    =======
Denominator:
  Weighted average common shares outstanding -- basic and
     diluted................................................     16,412      8,758
                                                                =======    =======

5. SEGMENT INFORMATION

     Segment information has been prepared in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards
(SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company defines operating segment as components of an enterprise for which discrete financial information is available and is reviewed regularly by the chief operating decision-maker or decision making group, to evaluate performance and make operating decisions. The chief operating decision-making group reviews the revenues and margins by the nature of the services provided and reviews the overall results of the Company.

     We operate in two segments: development and consulting services, and recurring services. The development and consulting services segment includes revenue generated from software engineering and integration. The recurring services segment includes revenue generated from hosting services, maintenance services, transaction services, recurring license fees and other services.

                                XCARE.NET, INC.
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Following is a breakout of our segments. The margin for the segments excludes corporate expenses. The "other" category includes our corporate expenses and eliminations.

                                                 DEVELOPMENT AND      RECURRING                   CONSOLIDATED
                                               CONSULTING SERVICES    SERVICES      OTHER            TOTAL
                                               -------------------    ---------     -----         ------------
                                                                       (IN THOUSANDS)
March 31, 2001
  Total revenues...........................          $5,187            $2,403      $     --         $  7,590
  Margin...................................           1,472              (235)       (4,438)(1)       (3,201)
  Assets...................................              --                --        94,209(2)        94,209
  Capital expenditures.....................              --                --           880(2)           880
March 31, 2000
  Total revenues...........................          $2,441            $  411      $     --         $  2,852
  Margin...................................            (142)              197        (3,258)(1)       (3,203)
  Assets...................................              --                --       107,730(2)       107,730
  Capital expenditures.....................              --                --         1,140(2)         1,140

-------------------------
(1) Represents loss before income taxes. Adjustments that are made to the total of the segments' income in order to arrive at income before income taxes include the following:

                                                                      THREE MONTHS
                                                                     ENDED MARCH 31,
                                                                    -----------------
                                                                     2001       2000
                                                                     ----       ----
    Costs and adjustments to reconcile segment data to the
      consolidated total:
      Sales and marketing.......................................    $ 1,389    $1,110
      General and administrative................................      2,570     1,867
      Research and development..................................      1,141       461
      Amortization of goodwill and other acquired intangibles...        303        --
      Stock compensation expense................................        135       518
      Interest expense (income), net............................     (1,100)     (698)
                                                                    -------    ------
                                                                    $ 4,438    $3,258
                                                                    =======    ======

(2) A breakout of assets and capital expenditures for all segments is not provided to our chief operating decision maker. The other column represents the amount to reconcile to the consolidated total.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Confer Software, Inc.

     We have audited the accompanying balance sheets of Confer Software, Inc. as of December 31, 2000 and 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Confer Software, Inc. at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                                  /s/ ERNST & YOUNG LLP

Denver, Colorado
June 22, 2001

                             CONFER SOFTWARE, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                1999       2000        2001
                                                                ----       ----     -----------
                                                                                    (UNAUDITED)
                           ASSETS

Current assets:
  Cash and cash equivalents.................................  $     --   $    243    $     71
  Short-term investments....................................    20,609      1,279       1,568
  Accounts receivable, net of allowance for doubtful
     accounts of $25 and $46 in 1999 and 2000,
     respectively...........................................     1,270      1,217         261
  Notes receivable from related parties.....................         2         72          72
  Prepaid expenses and other current assets.................        61         87          64
                                                              --------   --------    --------
          Total current assets..............................    21,942      2,898       2,036
Property and equipment, net.................................       547        904         864
Restricted investments......................................        --      2,125       2,125
                                                              --------   --------    --------
          Total assets......................................  $ 22,489   $  5,927    $  5,025
                                                              ========   ========    ========

       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Line of credit............................................  $    254   $     --    $     --
  Debt......................................................       203        278          --
  Current portion of capital lease obligations..............        48         76          66
  Accounts payable..........................................       473        711         265
  Accrued liabilities.......................................       752        546         202
  Deferred revenue..........................................     1,723      3,390       3,136
                                                              --------   --------    --------
          Total current liabilities.........................     3,453      5,001       3,669
Capital lease obligations, net of current portion...........        73         --          --
Commitments (Note 4)
Convertible redeemable preferred stock; $0.001 par value:
  Authorized shares -- 42,747 as of December 31, 1999 and
     2000 and 45,347 as of March 31, 2001; Issued and
     outstanding shares -- 42,681 shares as of December 31,
     1999 and 2000 and 44,197 shares as of March 31, 2001,
     respectively...........................................    36,192     36,192      37,693
  (Liquidation value of $37,255 as of December 31, 1999 and
     2000 and $52,413 as of March 31, 2001, respectively)
Stockholders' equity (deficit):
  Convertible preferred stock; $0.001 par value:
     Authorized shares -- 6,924; Issued and outstanding:
       6,621 shares as of December 31, 1999 and 2000 and
       March 31, 2001, respectively.........................     7,816      7,816       7,816
  Common stock; $0.001 par value:
     Authorized shares -- 71,000; Issued and outstanding
       shares -- 7,394, 7,593 and 7,608 shares as of
       December 31, 1999 and 2000 and March 31, 2001,
       respectively.........................................     1,069      1,250       1,220
  Deferred compensation.....................................      (355)      (159)       (114)
  Note receivable from stockholder..........................      (147)       (89)        (89)
  Accumulated deficit.......................................   (25,612)   (44,084)    (45,170)
                                                              --------   --------    --------
          Total stockholders' equity (deficit)..............   (17,229)   (35,266)    (36,337)
                                                              --------   --------    --------
          Total liabilities and stockholders' equity
            (deficit).......................................  $(22,489)  $  5,927    $  5,025
                                                              ========   ========    ========

              See accompanying notes to the financial statements.

                             CONFER SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                      YEARS ENDED          THREE MONTHS ENDED
                                                      DECEMBER 31,              MARCH 31,
                                                   ------------------   -------------------------
                                                    1999       2000        2000          2001
                                                    ----       ----        ----          ----
                                                                        (UNAUDITED)   (UNAUDITED)
Revenue..........................................  $ 1,260   $  1,624     $   150       $   611
Cost of revenue..................................    1,579      5,341       1,569           106
                                                   -------   --------     -------       -------
Gross profit (loss)..............................     (319)    (3,717)     (1,419)          505
Operating expenses:
  Research and development.......................    2,805      4,612       1,007           963
  General and administrative.....................    1,733      3,782         603           569
  Marketing and sales............................    3,795      7,124       1,815           432
  Stock compensation expense.....................       28        304          21            12
                                                   -------   --------     -------       -------
          Total operating expenses...............    8,361     15,822       3,446         1,976
                                                   -------   --------     -------       -------
Loss from operations.............................   (8,680)   (19,539)     (4,865)       (1,471)
Interest income (expense), net...................      (22)     1,067         259            55
                                                   -------   --------     -------       -------
Loss before extraordinary item...................   (8,702)   (18,472)     (4,606)       (1,416)
Extraordinary gain on debt restructuring.........       --         --          --           330
                                                   -------   --------     -------       -------
Net loss.........................................  $(8,702)  $(18,472)    $(4,606)      $(1,086)
                                                   =======   ========     =======       =======
Basic and diluted earnings per share:
  Loss before extraordinary item.................  $ (1.43)  $  (2.38)    $ (0.61)      $ (0.18)
  Extraordinary item.............................       --         --          --          0.04
                                                   -------   --------     -------       -------
Net loss per common share -- basic and diluted...  $ (1.43)  $  (2.38)    $ (0.61)      $ (0.14)
                                                   =======   ========     =======       =======
Weighted average common shares
  outstanding -- basic and diluted...............    6,096      7,768       7,601         7,608
                                                   =======   ========     =======       =======

              See accompanying notes to the financial statements.

                             CONFER SOFTWARE, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                              CONVERTIBLE                                         NOTE                         TOTAL
                            PREFERRED STOCK    COMMON STOCK                    RECEIVABLE                  STOCKHOLDERS'
                            ---------------   ---------------     DEFERRED        FROM       ACCUMULATED      EQUITY
                            SHARES   AMOUNT   SHARES   AMOUNT   COMPENSATION   STOCKHOLDER     DEFICIT       (DEFICIT)
                            ------   ------   ------   ------   ------------   -----------   -----------   -------------
BALANCE AT DECEMBER 31,
  1998,...................  6,621    $7,816   4,772    $ 529       $  --          $  --       $(17,033)      $ (8,688)
Exercise of stock
  options.................     --       --    2,622      157          --           (147)            --             10
Compensation expense
  related to stock option
  issued to employees.....     --       --       --      383        (355)            --             --             28
Reversal of accretion of
  redemption value of
  Series D convertible
  preferred stock (Note
  6)......................     --       --       --       --          --             --            123            123
Net loss..................     --       --       --       --          --             --         (8,702)        (8,702)
                            -----    ------   ------   ------      -----          -----       --------       --------
BALANCE AT DECEMBER 31,
  1999....................  6,621    7,816    7,394    1,069        (355)          (147)       (25,612)       (17,229)
Exercise of stock
  options.................     --       --    1,209       94          --             --             --             94
Compensation expense
  related to stock options
  issued to
  non-employees...........     --       --       --      140          --             --             --            140
Repurchase of common
  stock...................     --       --    (1,010)    (58)         --             58             --             --
Compensation expense
  related to stock options
  issued to employees.....     --       --       --      (32)        196             --             --            164
Warrants issued in
  connection with debt....     --       --       --       37          --             --             --             37
Net loss..................     --       --       --       --          --             --        (18,472)       (18,472)
                            -----    ------   ------   ------      -----          -----       --------       --------
BALANCE AT DECEMBER 31,
  2000....................  6,621    7,816    7,593    1,250        (159)           (89)       (44,084)       (35,266)
Exercise of stock options
  (unaudited).............     --       --       15        2          --             --             --              2
Compensation expense
  related to stock options
  issued to employees
  (unaudited).............     --       --       --      (32)         45             --             --             13
Net loss (unaudited)......     --       --       --       --          --             --         (1,086)        (1,086)
                            -----    ------   ------   ------      -----          -----       --------       --------
BALANCE AT MARCH 31, 2001
  (UNAUDITED).............  6,621    $7,816   7,608    $1,220      $(114)         $ (89)      $(45,170)      $(36,337)
                            =====    ======   ======   ======      =====          =====       ========       ========

              See accompanying notes to the financial statements.

                             CONFER SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            YEARS ENDED       THREE MONTHS   THREE MONTHS
                                                           DECEMBER 31,          ENDED          ENDED
                                                        -------------------    MARCH 31,      MARCH 31,
                                                          1999       2000         2000           2001
                                                          ----       ----     ------------   ------------
                                                                              (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
Net loss..............................................  $ (8,702)  $(18,472)    $(4,606)       $(1,086)
Adjustments to reconcile net loss to cash used in
  operating activities:
  Depreciation........................................       235        365          85             77
  Stock compensation expense..........................        28        304          22             12
  Gain from sale of fixed assets......................        --       (112)         --             --
  Amortization of warrants............................        --         16          --             22
  Provision for doubtful accounts.....................       (27)        21          --             --
  Changes in operating assets and liabilities:
    Accounts receivable...............................    (1,019)        31         863            956
    Prepaid expenses and deposits.....................       (33)       (96)         82             24
    Accounts payable and accrued liabilities..........       844         32         463           (790)
    Deferred revenue..................................       952      1,667         314           (254)
                                                        --------   --------     -------        -------
         Net cash used in operating activities........    (7,722)   (16,244)     (2,777)        (1,039)
INVESTING ACTIVITIES
Acquisition of fixed assets...........................      (337)      (696)       (229)           (37)
Proceeds from sale of fixed assets....................        --        150          --             --
(Purchase) sale of short-term investments.............   (20,609)    17,205       3,002           (289)
                                                        --------   --------     -------        -------
         Net cash (used in) provided by investing
           activities.................................   (20,946)    16,659       2,773           (326)
FINANCING ACTIVITIES
Proceeds from issuance of Series E convertible
  preferred stock, net of issuance costs..............    21,077         --          --             --
Proceeds from issuance of Series F convertible
  preferred stock, net of issuance costs..............        --         --          --          1,501
Proceeds from issuance of common stock................        10         94           4              2
Proceeds from debt....................................     3,437        313          --             --
Payments on debt and capital leases...................    (2,057)      (579)         --           (310)
                                                        --------   --------     -------        -------
         Net cash provided by (used in) financing
           activities.................................    22,467       (172)          4          1,193
                                                        --------   --------     -------        -------
Net increase (decrease) in cash and cash
  equivalents.........................................    (6,201)       243          --           (172)
Cash and cash equivalents at beginning of year........     6,201         --          --            243
                                                        --------   --------     -------        -------
Cash and cash equivalents at end of year..............  $     --   $    243     $    --        $    71
                                                        ========   ========     =======        =======
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year:
  Interest............................................  $    297   $     79     $    16        $    25
SUPPLEMENTARY DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Noncash investing and financing activities:
  Notes payable converted into preferred stock........  $  2,934   $     --     $    --        $    --
  Purchase of fixed assets under capital lease........  $    182   $     63     $    --        $    --
  Warrants issued in connection with debt.............        --         37          --             --

              See accompanying notes to the financial statements.

                             CONFER SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
           (Information subsequent to December 31, 2000 is unaudited)

1. FORMATION AND BUSINESS OF THE COMPANY

     Confer Software, Inc. formerly known as Araxsys, Inc. (the Company) was incorporated in the state of California on February 24, 1994 to develop and market client server systems and applications designed to be integral to healthcare delivery systems. During 1998, the Company emerged from the development stage and is engaged in developing and marketing its applications. On June 7, 2001, the Company was acquired by XCare.net, Inc. ("XCare") by merger of a wholly-owned subsidiary of XCare with the Company. As a result of the merger, the Company is a wholly-owned subsidiary of XCare. Under the terms of the merger agreement dated May 14, 2001, XCare, issued 592,453 shares of XCare common stock in exchange for outstanding shares of the Company's capital stock and assumed a $461,250 employee bonus plan that was paid in cash upon closing of the merger.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INTERIM FINANCIAL STATEMENTS

     The interim financial statements included herein have been prepared by the management of the Company pursuant to the rules and regulations of the United States Security and Exchange Commission, and, in the opinion of management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's financial position as of March 31, 2001 and interim results of operations and cash flows for the three months ended March 31, 2000 and 2001. These interim statements have not been audited. The financial position, results of operations and cash flows for interim periods disclosed within this report are not necessarily indicative of future financial results.

CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

     All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. Short-term investments consist of U.S. government agency and corporate debt securities with maturities less than 12 months. At March 31, 2001, December 31, 2000 and 1999, the Company classified $3.7 million, $3.4 million, and $20.6 million, respectively, of its portfolio of debt securities as available-for-sale as defined in Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investment securities classified as available for sale are measured at market value and net unrealized gains and losses are recorded as comprehensive income. Any gains and losses on sales of investments are computed on specific identification. At March 31, 2001, December 31, 2000 and 1999, net unrealized gains and losses on investments available for sale were not material.

RESTRICTED SHORT-TERM INVESTMENTS

     Restricted short-term investments are held under the terms of a lease agreement by trustee to secure payment under the lease agreement.

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of certain of the Company's financials instruments approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain our cash and cash equivalents in high quality U.S. financial institutions. We extend credit to various customers and establish an allowance for doubtful accounts for specific customers that we determine to have a significant credit risk.

MAJOR CUSTOMERS AND VENDORS

     As of December 31, 1999 and 2000 three customers accounted for 81% and 74% of accounts receivable, respectively, and two and three customers accounted for 42% and 34% of revenue, respectively. As of December 31, 2000 three vendors accounted for 60% of total accounts payable.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the asset or the lease term, if shorter.

SOFTWARE CAPITALIZATION

     Costs related to the conceptual formulation and design of software products are expensed as product development while costs incurred subsequent to establishing technological feasibility of software products are capitalized until general release of the product. Generally, technological feasibility is established when the software module performs its primary functions described in its original specification, contains convenience features required for it to be usable in a production environment and is completely documented. To date, the costs incurred during the period from establishment of technological feasibility to product release have not been material and as a result, the Company has not capitalized any software development costs.

REVENUE RECOGNITION

     Revenue is recognized in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition" as amended. Revenue is derived from license fees and related services under the terms of fixed price contracts. Maintenance revenue is derived from agreements for supporting and providing periodic updates to licensed software.

     For multiple element contracts, revenue is recognized when all elements have been delivered. When maintenance is the only undelivered element, revenue is recognized ratably over the maintenance term.

     Maintenance revenue is recorded as unearned revenue and is recognized ratably over the service period.

     Cost of revenue includes personnel and related overhead costs, payments to third-party consultants who assist with implementation and support services, consist of personnel and related overhead costs, including commission, travel expenses, field sales office expense and advertising and promotion costs. General and administrative expenses include personnel and related overhead costs for our executive,

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

administrative, finance and human resources functions, as well as legal and accounting fees, insurance expense, investor relation costs and bad debt expense. Research and development expense includes personnel and related overhead costs for product development, enhancements to existing applications and services and quality assurance activities.

STOCK OPTION COMPENSATION

     Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," permits the use of either a fair value based method or the method defined in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB 25 are required to disclose the pro forma net income (loss) and earnings per share that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangement under the provisions of APB 25 and included the pro forma disclosures required under SFAS No. 123 in Note 6.

ADVERTISING COSTS

     Advertising costs are expensed as incurred and totaled $133,000 and $335,000 for the years ended December 31, 1999 and 2000, respectively.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

INCOME TAXES

     The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

NET LOSS PER COMMON SHARE

     Net loss per common share is calculated in accordance with SFAS No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss for the period by the weighted average number of common and potential shares outstanding during the period if their effect is dilutive. Potential common shares consist of incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of the convertible preferred stock.

     Potentially dilutive securities totaling 38,577,000, 38,673,000, and 39,131,000 and 38,928,000 for the years ended December 31, 2000 and 1999 and the three months ended March 31, 2000 and 2001, respectively, were excluded from basic and diluted loss per common share because of their anti-dilutive effect.

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

COMPREHENSIVE INCOME

     The Company has adopted the provisions of Statement of Financial Accounting No. 130, "Reporting Comprehensive Income." This statement requires the disclosure of comprehensive income and its components in a full set of general purpose financial statements or on the statement of operations. Comprehensive income is defined as net income plus revenues, expenses, gains and losses that, under generally accepted accounting principles, are excluded from net income. For the years ended December 31, 2000 and 1999, there are no material differences between comprehensive income and net income.

RECENT PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). We adopted SFAS 133 on January 1, 2001. The adoption of SFAS 133 has not had a significant effect on the financial condition or results of operations of the Company.

3. PROPERTY AND EQUIPMENT

     Property and equipment are comprised of the following (in thousands):

                                                                       YEARS ENDED
                                                                      DECEMBER 31,
                                                                     ---------------
                                                                      1999     2000
                                                                      ----     ----
       Computer hardware and software..............................  $1,045   $1,338
       Furniture and fixtures......................................     173      205
       Leasehold improvements......................................      28      276
       Office equipment............................................      84       73
       Accumulated depreciation and amortization...................    (783)    (988)
                                                                     ------   ------
                                                                     $  547   $  904
                                                                     ======   ======

4. COMMITMENTS

LEASE -- BUILDING

     In October 1998, the Company extended its noncancelable building lease agreement for the property at 200 Renobsrot Drive, Redwood City, California. Annual payments under this lease were approximately $313,000. The lease was terminated in October 2000.

     In May 2000, the Company entered into a new property lease agreement which terminates in July 2003. The lease required a letter of credit secured by a $2,125,620 certificate of deposit. The lease was terminated and renegotiated in June 2001 with annual rent payments ranging from $528,000 to $616,000 to May 2006. The letter of credit has been reduced to $300,000 in the renegotiation and is secured by investments.

     The Company also leases certain personal property under noncancelable operating leases.

     The future minimum rental payments under the leases are as follows(in thousands):

       2001........................................................  $2,166
       2002........................................................   2,231
       2003........................................................   1,318
                                                                     ------
                                                                     $5,715
                                                                     ======

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

     Rental expense was approximately $1,209,000 and $287,000 for the years ended December 31, 2000 and 1999, respectively.

CAPITALIZED LEASE OBLIGATIONS

     The Company leases certain equipment under agreements accounted for as capital leases. Included in property and equipment as of December 31, 2000 is equipment held under capital leases with costs aggregating $131,566 and related accumulated amortization of $78,026.

     As of December 31, 2000, future minimum lease payments under capital lease obligations are as follows:

       Minimum lease payments......................................  $ 87,705
       Less amounts representing interest..........................   (11,898)
                                                                     --------
       Present value of minimum lease payments.....................    75,807
                                                                     --------
       Less current portion........................................   (75,807)
                                                                     --------
       Long-term minimum lease payments............................  $     --
                                                                     ========

5. LONG-TERM DEBT

NOTES PAYABLE

     In June of 1997, the Company entered into a $750,000 sale/leaseback agreement, structured as a Term Loan, which allowed the Company to finance any equipment to which the Company has clear title. The note term is 36 months and the borrowing bears interest at 12.23% per annum. In connection with the loan, the Company issued warrants to purchase preferred stock (Note 6). Upon maturity the Company has the option to purchase the equipment for 10% of the acquisition cost financed, release the equipment, or scrap the equipment. The Term Loan was extinguished by payment in July 2000.

     In June of 1998, the Company entered into a $2,000,000 term note and $1,500,000 line of credit with a lender. The Company issued warrants to purchase common stock in connection with the loans (Note 6). In November of 1998, the original loan agreement was amended. The new loan reduced the term note to $1,500,000 and the line of credit to $1,000,000. As part of the amended loan agreement, the Company issued additional warrants to purchase common stock (Note
6). The Term Loan bearing interest at prime plus 3.25% was extinguished in December 1999. The line of credit was canceled by payment in September 2000.

     In October 2000, the Company entered into a Loan and Security agreement ("the Agreement") which provided for a Committed Revolving Line, Letter of Credit, and Cash Management Services, which in combination, were not to exceed the lesser of $2,000,000 or 70% of the Company's accounts receivable. In addition, the Agreement provided for an equipment advance not to exceed $1,000,000. The Agreement, bearing interest at prime plus 1% required monthly interest payments on all loans outstanding. Monthly principal payments were required on the Equipment Advance as well. Substantially all of the Company's assets are pledged as collateral for the Agreement. The amount outstanding under the Equipment Advance provision was $300,000 at December 31, 2000. Aggregate payments due on long term debt in 2001 was $300,000 as of December 31, 2000 as no other amounts were outstanding under the Agreement. The Company is required to comply with certain covenants including restrictions on dividends and change of control provisions. Certain covenants were not met at December 31, 2000 and January 31, 2001. The Agreement originally matured October 20, 2001. The equipment advance was paid in March 2001 and the Agreement terminated.

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

     Total unused letters of credit were $2,126,000 and $4,126,000 as of December 31, 1999 and 2000, respectively.

     Total interest expense was $297,000 and $79,000 for the years ended December 31, 1999 and 2000, respectively.

6. SHAREHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     In August 1999 the Company issued $2.9 million of Convertible Subordinated Promissory Notes which bore an interest rate of 5.32%. In November 1999, the Company issued 21,367,520 shares of $0.001 par value of Series E redeemable convertible preferred stock and received cash proceeds totaling $21.1 million, net of issuance costs of $988,144 and converted the Convertible Subordinated Promissory Notes to the Series E preferred stock. In January 2001, the Company issued 1,515,775 shares of $0.001 Series F redeemable convertible preferred stock and received proceeds totaling $1.5 million. The liquidation value of the Series F preferred stock was $15,157,750 as of March 31, 2001.

     At December 31, 2000 and 1999, the amounts of the convertible preferred stock by series were as follows:

                       SHARES ISSUED AND
                          OUTSTANDING               NET AMOUNT
                          DECEMBER 31,             DECEMBER 31,
           SHARES    ----------------------  -------------------------   LIQUIDATION
SERIES   AUTHORIZED     2000        1999        2000          1999          VALUE
------   ----------     ----        ----        ----          ----       -----------
Convertible Preferred Stock:
 A          236,842     236,842     236,842  $   131,387   $   131,387   $   142,105
 B        2,475,000   2,475,000   2,475,000    1,652,921     1,652,921     1,658,250
 C        4,212,475   3,908,794   3,908,794    6,031,247*    6,031,247*    6,000,000
         ----------  ----------  ----------  -----------   -----------   -----------
          6,924,317   6,620,636   6,620,636  $ 7,815,555   $ 7,815,555   $ 7,800,355
         ==========  ==========  ==========  ===========   ===========   ===========
Redeemable Convertible Preferred Stock:
 D       21,313,246  21,313,246  21,313,246  $12,180,567   $12,180,567   $12,255,116
 E       21,434,188  21,367,520  21,367,520   24,011,854    24,011,854    25,000,000
         ----------  ----------  ----------  -----------   -----------   -----------
         42,747,434  42,680,766  42,680,766  $36,192,421   $36,192,421   $37,255,116
         ==========  ==========  ==========  ===========   ===========   ===========

-------------------------

* Includes warrants.

     The rights, preferences and privileges of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock are as follows:

  VOTING RIGHTS

     Holders of Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock are entitled to shares of common stock into which such shares of preferred stock could be converted, and have voting rights and powers equal to the voting rights and powers of the holders of common stock.

  DIVIDENDS

     The holders of Series A, Series B, Series C, Series E, and Series F preferred stock are entitled to noncumulative dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate of 8% of the preferred stocks'

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

original issue price per share per annum, respectively, when and if declared by the Board of Directors. The holders of Series D preferred stock originally were entitled to receive cumulative dividends, whether or not declared, out of any assets at the time legally available, prior and in preference to any declaration or payment of any dividend to the holders of Series A, Series E, Series C or Series D preferred stock or common stock. The dividend was payable at a rate equal 8% of the preferred stocks' original issue price per share per annum. During 2000, the Series D preferred stock terms were amended and the Series D cumulative dividend rights were terminated and all accrued dividends were cancelled. As of December 31, 2000 and 1999, no dividends have been declared.

  CONVERSION RIGHTS

     Each share of Series A, Series B, Series C, Series D, and Series F convertible preferred stock shall be convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the conversion price per share in effect for such series of preferred stock at the time of conversion into the per share conversion value of such series. The initial conversion price and value per share of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock are $0.60, $0.67, $1.535, $0.575, $1.054, and $1.00, respectively. Preferred stock converts to common stock at the option of the holder, or automatically upon consummation of a sale of common stock, at a price of not less than $1.725 per share, and for an aggregate offering price of not less than $20,000,000, pursuant to a registration statement under the Securities Act of 1933.

  LIQUIDATION

     In the event of any liquidation, dissolution or winding up of the company, the holders of Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to the sum of $0.60, $0.67, $1.535, $0.575, $1.17, and $10.00 per share for each outstanding share of Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock, respectively, plus any declared but unpaid dividends and cumulative dividends. If the assets and funds thus distributed among the holders of the Series F convertible preferred stock are insufficient to permit the payment to such holders of the full preferential amounts, then, the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of Series F convertible preferred stock. After the holders of Series F convertible preferred stock have received their preference amounts, the remaining amount shall be distributed ratably among the holders of Series A, Series B, Series C, Series D, and Series E convertible preferred stock, with any remainder distributed to the holders of common stockholders.

  REDEMPTION

     At the option of the holders, one-third of the outstanding shares of Series D, Series E, and Series F preferred stock is redeemable in December 2005, 50% of the outstanding Series D, Series E, and Series F preferred stock is redeemable in December 2006, and 100% of the outstanding Series D, Series E and F preferred stock is redeemable in December 2007. The Series D, Series E, and Series F preferred stock shall be redeemed by paying the holders of each share cash in an amount equal to the greater of (i) $0.575, $1.17, and $1.00 per share, respectively, plus all cumulative dividends unpaid thereon (whether or not declared) computed to the redemption date, or (ii) an amount equal to the fair market value of the company divided by the number of outstanding shares of common stock plus the number of outstanding common stock equivalents that would be used to calculate earnings per share in accordance with generally accepted accounting principles, at the redemption date.

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

WARRANTS

     In May 1997, the Company has granted a leasing company warrants to purchase 26,872 shares of Series C preferred stock. The warrants are exercisable at a purchase price of $1.535 per share until the later of five years after an initial public offering or June 10, 2007. The warrants issued had a fair value of approximately $29,000 at the time of issuance, as determined using the Black-Scholes valuation model, and have been recorded as a discount on the debt and accreted as interest expense over the term of the debt.

     In July 1997, the Company granted the bank that provided a line of credit, warrants to purchase 43,974 shares of Series C preferred stock. The warrants are exercisable at a purchase price of $1.535 per share and the warrants expire in July 2002. The warrants issued had a fair value of approximately $34,000 at the time of issuance, as determined using the Black-Scholes valuation mode, and have been recorded as a discount on the debt and accreted as interest expense over the term of the debt.

     In January 1998, the Company granted a lender warrants to purchase 231,532 shares of Series C preferred stock. The warrants are exercisable at a purchase price of $0.575 and expire on January 26, 2003. The warrants issued had a fair value of approximately $74,000 at the time of issuance, as determined using the Black-Scholes valuation model, and have been recorded as a discount on the debt and accreted as interest expense over the term of the debt.

     In June 1998, the Company granted warrants to purchase 325,735 shares of common stock at an exercise price of $1.535 in connection with a loan agreement. In November 1998, the Company issued an additional 195,652 warrants to purchase common stock at an exercise price of $0.575 in connection with an amended loan agreement. Both warrant grants were valued at the time of issuance with the Black-Scholes valuation model and the fair value of both grants was not deemed material.

     In 2000 the Company granted a bank warrants to purchase 34,188 shares of Series E preferred stock. The warrants are exercisable at a purchase price of $1.17 per share until the later of two years after an initial public offering or October 23, 2007. The warrants issued had a fair value of approximately $37,000 at the time of issuance, as determined using the Black-Scholes valuation model, and have been recorded as a discount on the debt and accreted as interest expense over the term of the debt. As the related debt agreement was terminated in March 2001, the entire discount was amortized as of March 31, 2001.

COMMON STOCK ISSUED IN EXCHANGE FOR PROMISSORY NOTES

     During 1999, the Company sold 2,551,182 shares of common stock to an officer of the Company at $0.0575 per share in exchange for a non-recourse promissory note in the amount of $147,000, secured by the shares the Company issued. On September 11, 2000, the officer of the Company resigned and the Company repurchased 1,010,000 shares at the stock's original purchase price. The remaining portion of the promissory note is due in October 2004.

STOCK OPTIONS

     In January 1997, the Company's Board of Directors approved the adoption of the 1997 Stock Option Plan (the 1997 Plan). Under the 1997 Plan, employees, directors, or consultants may be granted options that allow for the purchase of shares of the Company's common stock. Nonstatutory stock options may be granted to employees, directors, and consultants. Incentive stock options may be granted only to employees.

     Nonstatutory stock options may be granted under the plans at a price not less than 85% of the fair market value of the stock on the date the option is granted. Incentive stock options may be granted under

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

the plans at a price not less than 100% of the fair market value of the stock on the date the option is granted. The exercise period of the nonstatutory and incentive stock options is ten years or less from the date of the grant, as provided in the option agreements. Incentive and nonstatutory stock options are granted to employees and consultants who, on the date of grant, own stock representing less than 10% of the voting power of the fair market value of the stock at the date of grant. Vesting provisions of individual options may vary, but vesting is at least 20% per year of the total number of shares subject to the option.

     During 1999 and 2000, the Company also issued stock options to certain employees and officers outside of the plan. These options generally vest over four years and were granted at the fair value of the stock on the date of grant.

     Stock option activity is summarized as follows:

                                                              OPTIONS OUTSTANDING
                                              ----------------------------------------------------
                                                                                          WEIGHTED
                                   SHARES                                                 AVERAGE
                                 AVAILABLE    NUMBER OF                      AGGREGATE    EXERCISE
                                 FOR GRANT      SHARES     EXERCISE PRICE      PRICE       PRICE
                                 ---------    ---------    --------------    ---------    --------
Balance at December 31, 1998...   8,485,933      662,726   $0.058 - $0.154   $  101,018    $0.152
  Options Granted..............  (7,526,186)   7,526,186   $0.058 - $0.154   $  572,985    $0.076
  Options Exercised............          --   (2,622,309)  $0.058 - $0.154   $ (151,263)   $0.058
  Forfeitures..................     189,504     (189,504)  $0.058 - $0.154   $  (11,664)   $0.062
                                 ----------   ----------                     ----------
Balance at December 31, 1999...   1,149,251    5,377,099   $0.058 - $0.154   $  511,076    $0.095
  Options Granted..............  (4,958,024)   4,958,024   $ 0.058 - $0.35   $1,632,821    $0.329
  Options Exercised............          --   (1,209,348)  $ 0.058 - $0.35   $  (92,947)   $0.077
  Forfeitures..................   3,878,755   (3,878,755)  $ 0.058 - $0.35   $ (436,584)   $0.112
                                 ----------   ----------                     ----------
Balance at December 31, 2000...      69,982    5,247,020   $ 0.058 - $0.35   $1,614,366    $0.308
                                 ==========   ==========                     ==========

     Options granted to consultants are accounted for based on the fair value of the options issued, which were valued using the Black-Scholes valuation model assuming an expected life of 10 years, a risk free interest rate of 6.50%, expected dividend yield of 0% and expected volatility of 120%. Total expense for options issued to consultants was $139,990 for the year ended December 31, 2000.

     During 1999 and 2000, certain employee options were granted at prices below the fair market value of the Company's common stock. Additionally certain employee options' vesting terms were accelerated. Total compensation expense related to these options was $28,251 and $164,382 for the years ended December 31, 1999 and 2000, respectively.

     The Company records compensation expense related to stock options granted to employees using the intrinsic value based method and includes a pro forma disclosure in the footnotes for compensation value measured using the fair value accounting treatment. For the years ended December 31, 2000 and 1999, the value of each employee option on the date of grant was estimated using the minimum value method, assuming an expected life of four years, an expected dividend rate of 0.0%, and a risk-free interest rate of 6.00% to 7.00%. The risk-free interest rate was calculated in accordance with the grant date and expected life calculated for the options granted. The weighted average fair value of options granted was $0.01 and $0.07 in 1999 and 2000, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying Statement 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income (loss) in the future years

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

because they do not take into consideration pro forma compensation expense related to grants made prior to 1995.

     The impact on the Company's net loss and net loss per share had compensation cost been recorded as determined in accordance with SFAS No. 123 is as follows (in thousands except per share data):

                                                                  YEAR ENDED
                                                                 DECEMBER 31
                                                              ------------------
                                                               1999       2000
                                                              -------   --------
Net Loss:
  As reported...............................................  $(8,702)  $(18,472)
  Pro forma.................................................  $(8,686)  $(18,374)
Net loss per common share
  As reported...............................................  $ (1.43)  $  (2.38)
  Pro forma.................................................  $ (1.43)  $  (2.36)

     The options outstanding and currently exercisable by exercise price at December 31, 2000 are as follows:

                                WEIGHTED
                                 AVERAGE     WEIGHTED
                                REMAINING    AVERAGE
                   OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS
EXERCISE PRICE   OUTSTANDING      LIFE        PRICE     EXERCISABLE
--------------   -----------   -----------   --------   -----------
    $0.153          261,146       7.34        $0.153       167,836
    $0.154        1,707,461       8.04        $0.154       801,422
    $ 0.35        3,278,413       9.46        $0.350       369,779
                  ---------                              ---------
                  5,247,020                              1,339,037
                  =========                              =========

7. INCOME TAXES

     At December 31, 2000, the Company has approximately $42,878,289 in Federal and California net operating loss carryforwards, and has generated federal and California research tax credits of approximately $1,519,967, which expire in the years 2002 through 2020.

     The Tax Reform Act of 1986 limits the use of net operating loss and tax carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company should have an ownership change, as defined, utilization of the carryforwards could be restricted.

     Temporary differences and carryforwards which gave rise to significant portions of deferred tax assets and liabilities as of December 31, 1999 and 2000 are as follows (In thousands):

                                                                    1999       2000
                                                                    ----       ----
       Deferred tax assets:
         Net operating loss carryforwards.......................  $  9,595   $ 17,080
         Research and development credits.......................       966      1,520
         Deferred stock compensation............................       602         98
         Other..................................................       232        169
         Less valuation allowance...............................   (11,395)   (18,867)
                                                                  --------   --------
       Net deferred tax assets..................................  $     --   $     --
                                                                  ========   ========

                             CONFER SOFTWARE, INC.

           (Information subsequent to December 31, 2000 is unaudited)

     Variations from the federal statutory rate are as follows:

                                                                       YEAR ENDED
                                                                        DECEMBER
                                                                     ---------------
                                                                     1999      2000
                                                                     ----      ----
       Expected federal income tax expense at statutory rate of
         34%.......................................................   34.0%     34.0%
       Effect of permanent differences.............................   (0.1)%    (0.1)%
       State income tax expense net of federal benefit.............    3.1%      5.8%
       Valuation allowance.........................................  (37.0)%   (39.7)%
                                                                     -----     -----
                                                                       0.0%      0.0%
                                                                     =====     =====

8. 401(k) PROFIT SHARING PLAN

     The Company has a 401(k) Profit Sharing Plan which covers substantially all employees. Under the Plan, employees are permitted to contribute up to 25% of gross compensation not to exceed the annual 402(g) limitation for any plan year. Discretionary contributions may be made by the Company irrespective of whether it has net profits. No contributions were made by the Company during 2000 or 1999.

9. EXTRAORDINARY ITEM

     During the three months ended March 31, 2001, the Company renegotiated its terms with certain vendors thereby settling outstanding amounts payable at amounts less than their original balances. This resulted in an extraordinary gain of $329,734 during the three months ended March 31, 2001.

10. SUBSEQUENT EVENT

     In June 2001, the Company was acquired by XCare.net, Inc. ("XCare") by merger of a wholly-owned subsidiary of XCare with the Company. As a result of the merger, the Company is a wholly-owned subsidiary of XCare. Under the terms of the merger agreement dated May 14, 2001, XCare issued 592,453 shares of XCare common stock in exchange for all of the outstanding shares of the Company's preferred and common stock and assumed a $461,250 employee bonus plan that was paid in cash. As a result of the liquidation preference of the Series F preferred stock, all of the XCare shares were issued to the holders of Series F preferred stock.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

       SEC Registration Fee........................................   $ 5,801
       Legal Fees and Expenses.....................................     5,000
       Accounting Fees and Expenses................................     5,000
       Miscellaneous...............................................     5,000
                                                                      -------
                 Total.............................................   $20,801
                                                                      =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article IX of the XCare.net amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permitted under Delaware law.

     Article VI of the XCare.net bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation to the fullest extent permitted under the General Corporation Law of Delaware.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in XCare.net's amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     In addition, pursuant to the terms of the acquisition of Healthcare.com, XCare.net has agreed to fulfill and honor in all respects the obligations of Healthcare.com pursuant to any indemnification agreements between Healthcare.com and its directors and officers in effect immediately prior to the acquisition (the "Indemnified Parties") and any indemnification provisions under Healthcare.com's amended and restated articles of incorporation or bylaws as in effect immediately prior to the acquisition. The certificate of incorporation and bylaws of the surviving corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the articles of incorporation and bylaws of Healthcare.com as in effect on May 14, 2001, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time of the merger, were directors, officers, employees or agents of Healthcare.com, unless such modification is required by law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since October 1, 1996, the Registrant has issued and sold the following securities:

          (a) From March 12, 1997 to September 15, 1999, XCare.net, Inc. sold an aggregate of 5,336,625 shares of unregistered common stock to 23 directors, officers, employees, former employees and consultants at prices ranging from $0.01 to $0.025 per share, for aggregate cash consideration of $78,515.63. These shares were sold pursuant to the exercise of options granted by the Board. As to each director, officer, employee, former employee and consultant of the Company who was issued such securities, the Company relied upon Rule 701 of the Securities Act of 1933, as amended (the "Securities Act"). Each such person purchased securities of XCare.net, Inc. pursuant to a written contract between such person and XCare.net, Inc.; in addition, the Company met the conditions imposed under Rule 701(b).

          (b) On March 12, 1997, the Company sold in the aggregate 2,450,000 shares of unregistered Series A Preferred Stock at a price per share of $2.86 to certain investors for aggregate cash consideration of $7,007,000. The Company relied upon Section 4(2) of the Securities Act in connection with the sale of these shares. Each investor who was not an accredited investor represented to the Company that he or she had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the investment.

          (c) In June and July 1999, the Company sold in the aggregate 63,053,144 shares of unregistered Series B Preferred Stock at a price per share of $0.27 to certain investors for aggregate cash consideration of $17,024,348.88. The Company relied upon Section 4(2) of the Securities Act in connection with the sale of these shares. Each investor who was not an accredited investor represented to the Company that he or she had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the investment.

          (d) From January 29, 1997 to June 9, 1998, XCare.net, Inc. issued an aggregate of 13 convertible promissory notes for aggregate cash consideration of $2,500,000. On June 4, 1999, all of the 13 convertible promissory notes were converted into an aggregate of 10,831,798 shares of Series B Preferred Stock and all of the 13 convertible promissory notes were cancelled immediately upon conversion.

          (e) From December 29, 1997 to June 9, 1998, XCare.net, Inc. issued an aggregate of 13 warrants for the purchase of an aggregate of 437,062 shares of Series A Preferred Stock at an exercise price per share of $0.25. Each warrant shall expire 5 years from the date of issuance.

          (f) On March 12, 1997 and November 20, 1998, XCare.net, Inc. issued an aggregate of 3 warrants for the purchase of an aggregate of 2,122,500 shares of common stock at exercise prices per share ranging from $0.01 to $3.15. The warrant issued on March 12, 1997 shall expire on March 12, 2005 and the 2 warrants issued on November 20, 1998 shall expire on November 20, 2003.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

  (A) EXHIBITS.

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
 2.1(1)        Agreement and Plan of Merger and Reorganization by and among
               Registrant, Orbit Acquisition Corp. and Healthcare.com
               Corporation, dated as of May 14, 2001.
 2.2           Agreement and Plan of Merger and Reorganization by and among
               Registrant, Confer Acquisition Corp. and Confer Software,
               Inc., dated as of May 14, 2001.
 2.3           Amendment No. 1 to Agreement and Plan of Merger and
               Reorganization by and among Registrant, Confer Acquisition
               Corp. and Confer Software, Inc., dated as of June 5, 2001.
 3.1(2)        Amended and Restated Certificate of Incorporation.
 3.2(2)        Bylaws.

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
 4.1(2)        Specimen Common Stock Certificate.
 4.2(2)        Second Amended and Restated Registration Rights Agreement,
               dated as of July 27, 1999, between Registrant and the
               parties named therein.
 4.3           Registration Rights Agreement by and among Registrant and
               certain Stockholders of Confer Software, Inc., dated as of
               June 7, 2001.
 5.1           Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation, as to the validity of the shares being
               registered.
 9.1(1)        Form of Voting Agreement between XCare.net, Inc. and certain stockholders of Healthcare.com Corporation.
 9.2(1)        Form of Voting Agreement between Healthcare.com Corporation and certain stockholders of XCare.net, Inc..
10.1(2)        Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2(2)        Amended and Restated 1997 Stock Option Plan.
10.3(2)        1999 Employee Stock Purchase Plan and related agreements.
10.4(2)        1999 Director Option Plan and related agreements.
10.5(2)+       Licensing Agreement, dated as of December 30, 1998 between
               Registrant and Match Healthcare Services, Ltd.
10.6(2)+       Master Licensing Agreement, dated February 4, 1999, between
               Registrant and Methodist Care, Inc.
10.7(2)        Services Agreement Subcontract, dated December 17, 1998
               between Registrant and PRC, Inc.
10.8(2)+       Master Licensing, Processing and Services Agreement, dated
               February 16, 1997, between Registrant and
               Healthscope/United, Inc.
10.9(2)+       System Management Contract, dated April 1, 1999, between
               Registrant and Advica Health Resources.
10.10(2)+      Administration Services Agreement, dated March 29, 1999,
               between Registrant and American Medical Pathways, Inc.
10.11(2)+      Addendum to Processing and Services Agreement, dated July
               25, 1997, between Registrant and Brokerage Services
               Incorporated.
10.12(2)+      Addendum to Processing and Services Agreement, dated July
               25, 1997, between Registrant and Brokerage Services
               Incorporated.
10.13(2)+      Supplemental Agreement, dated December 24, 1997, between
               Registrant and Brokerage Services Incorporated.
10.14(2)+      Employers Mutual, Inc. Assignment Letter, dated August 5,
               1999, between Registrant and Employers Mutual, Inc.
10.15(2)+      Master License and Services Agreement, dated June 24, 1998, between Registrant and Employers Mutual, Inc.
10.16(2)+      Contractor Agreement, dated February 19, 1999, between
               Registrant and Employers Mutual, Inc.
10.17(2)+      Master Licensing and Services Agreement, dated February 20,
               1998, between Registrant and Provider Services,
               Incorporated.
10.18(2)+      Contractor Agreement, dated April 27, 1999, between
               Registrant and Provider Services, Incorporated.

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
10.19(2)+      Master Licensing and Services Agreement, dated August 24,
               1998, between Registrant and Quest Diagnostics Incorporated.
10.20(2)       Offer letter, dated September 22, 1997, with Lorine Sweeney.
10.21(2)       Offer letter, dated December 12, 1997, with Mark Rangell.
10.22(2)       Offer letter, dated June 12, 1998, with Tammy McLaren.
10.23(2)       Sublease, dated as of May 11, 1998, by and between
               Registrant and Echo Bay Management Corp.
10.24(2)       Sub-sublease Agreement, dated as of December 18, 1998, by
               and between Registrant and Project Discovery, Inc.
10.25(2)       Office lease, dated May 2, 1997, between Registrant and MBL
               Life Assurance Corporation.
10.26(2)       Office lease, dated September 29, 1995 between Registrant
               and MBL Life Assurance Corporation.
10.27(2)+      Consulting Agreement, dated June 10, 1998, by and between
               Registrant and ADIS International Ltd.
10.28(2)+      Consulting Agreement, dated September 16, 1998, by and
               between Registrant and ADIS International Ltd.
10.29(2)+      Development Services Agreement, dated November 8, 1999, by and between Registrant and Doheny Eye Medical Group, Inc.
10.30(2)+      Development Services Agreement, dated November 10, 1999 by and between Registrant and Delta Health Services.
10.31(2)+      Hosting Services Agreement, dated November 10, 1999, by and between Registrant and Delta Health Services.
10.32(2)       Office Lease Agreement, dated November 1, 1999, by and
               between Registrant and Mountain States Mutual Casualty
               Company.
10.33(2)+      Software License and Services Agreement, dated October 25,
               1999, by and between Registrant and Oracle Corporation.
10.34(2)+      Professional Services Agreement, dated September 9, 1999, by and between Registrant and Asthma Management Company.
10.35(2)       Consulting Services Agreement, dated November 29, 1999, by and between Registrant and Decision Consultants, Inc.
10.36(2)       Sublease dated December 17, 1999 by and between Registrant and The Pittsburgh & Midway Coal Mining Co.
10.37(3)       2000 Nonstatutory Stock Option Plan and related agreements.
10.38(3)       Agreement and Plan of Reorganization by and among XCare.net,
               AX Acquisition Corporation and United/Healthscope, Inc.
               d/b/a Advica Health Resources and AHR Seller Group dated
               November 8, 2000.
10.39(3)       Registration Rights Agreement by and Between XCare.net,
               Inc., United/HealthScope, Inc. (d/b/a Advica Health
               Resources), dated November 8, 2000.
10.40(3)       Stock Purchase Agreement by and Between XCare.net, Inc. and
               Integrated Media, Inc. and Alan Hochman, dated November 29,
               2000.
10.41(3)       Escrow Agreement Between XCare.net, Inc. and Alan Hochman,
               dated November 29, 2000.
10.42          Amended and Restated Healthcare.com Corporation Non-Employee
               Director Stock Option Plan (filed as Exhibit 10 to
               Healthcare.com's Quarterly Report on Form 10-Q for quarter ended June 30, 1999 (Commission file No. 0-27056) and
               incorporated herein by reference).

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
10.43          Healthcare.com Adjustment Stock Option Plan (filed as
               Exhibit 10.5 to Amendment No. 1 to Healthcare.com's
               Registration Statement on Form S-1 (Registration No.
               33-96478), and incorporated herein by reference).
10.44          Healthcare.com Restated Stock Option Plan Two (filed as
               Exhibit 10.2 to Healthcare.com's Quarterly Report on Form
               10-Q for the quarter ended March 31, 1998 (Commission file
               No. 0-27056), and incorporated herein by reference).
10.45(1)       Affiliate Agreement between XCare.net, Inc. and certain
               stockholders of Healthcare.com Corporation.
10.46(1)       Form of Robert Murrie Employment Agreement.
10.47(1)       Form of Severance Agreement.
16.1(4)        Letter dated as of April 17, 2001 from
               PricewaterhouseCoopers LLP to the Securities and Exchange
               Commission.
21.1(3)        XCare.net, Inc. Subsidiaries.
23.1           Consent of PricewaterhouseCoopers LLP, Independent
               Accountants (relating to consolidated financial statements for XCare.net, Inc.).
23.2           Consent of Ernst & Young LLP, Independent Auditors (relating to financial statements for Confer Software, Inc.).
23.4           Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).

-------------------------
(1) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Current Report on Form 8-K on May 18, 2001.

(2) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Registration Statement on Form S-1 (Registration Statement 333-90165) on November 2, 1999.

(3) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Annual Report on Form 10-K (File Number 333-90165) for the year ended December 31, 2000.

(4) Previously filed with the Securities and Exchange Commission as Exhibit 16.1 to Registrant's Current Report on Form 8-K on April 18, 2001.

 + Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

 *  To be filed by amendment.

  (B) FINANCIAL STATEMENT SCHEDULE.

                                                                     SCHEDULE II

                                XCARE.NET, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                               BALANCE AT
                                              BEGINNING OF   CHARGED TO                  BALANCE AT END
ALLOWANCE FOR UNCOLLECTIBLES                     PERIOD       EXPENSE     DEDUCTION(A)     OF PERIOD
----------------------------                  ------------   ----------   ------------   --------------
2000........................................      $141          $636          $231            $546
1999........................................        50            91            --             141
1998........................................         0            50            --              50

---------------

(a) Represents credit losses written off during the period, less collection of amounts previously written off.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, XCare.net, Inc. caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Englewood, State of Colorado, on this 17 day of July, 2001.

                                            XCARE.NET, INC.

                                            By:    /s/ LORINE R. SWEENEY
                                              ----------------------------------
                                                     Lorine R. Sweeney
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lorine R. Sweeney and Gary T. Scherping and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 426(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                /s/ LORINE R. SWEENEY                  President and Chief Executive      July 17, 2001
-----------------------------------------------------    Officer (Principal Executive
                  Lorine R. Sweeney                      Officer) and Director

                /s/ GARY T. SCHERPING                  Senior VP of Finance and Chief     July 17, 2001
-----------------------------------------------------    Financial Officer (Principal
                  Gary T. Scherping                      Financial and Accounting
                                                         Officer)

                /s/ JEFFREY M. KRAUSS                  Chairman of the Board and          July 17, 2001
-----------------------------------------------------    Director
                  Jeffrey M. Krauss

                  /s/ FRED L. BROWN                    Director                           July 17, 2001
-----------------------------------------------------
                    Fred L. Brown

                 /s/ ANDREW COWHERD                    Director                           July 17, 2001
-----------------------------------------------------
                   Andrew Cowherd

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----


                 /s/ JAMES B. HOOVER                   Director                           July 17, 2001
-----------------------------------------------------
                   James B. Hoover

                 /s/ DANIEL MITCHELL                   Director                           July 17, 2001
-----------------------------------------------------
                   Daniel Mitchell

                                 EXHIBIT INDEX

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
 2.1(1)        Agreement and Plan of Merger and Reorganization by and among
               Registrant, Orbit Acquisition Corp. and Healthcare.com
               Corporation, dated as of May 14, 2001.
 2.2           Agreement and Plan of Merger and Reorganization by and among
               Registrant, Confer Acquisition Corp. and Confer Software,
               Inc., dated as of May 14, 2001.
 2.3           Amendment No. 1 to Agreement and Plan of Merger and
               Reorganization by and among Registrant, Confer Acquisition
               Corp. and Confer Software, Inc., dated as of June 5, 2001.
 3.1(2)        Amended and Restated Certificate of Incorporation.
 3.2(2)        Bylaws.
 4.1(2)        Specimen Common Stock Certificate.
 4.2(2)        Second Amended and Restated Registration Rights Agreement,
               dated as of July 27, 1999, between Registrant and the
               parties named therein.
 4.3           Registration Rights Agreement by and among Registrant and
               certain Stockholders of Confer Software, Inc., dated as of
               June 7, 2001.
 5.1           Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation, as to the validity of the shares being
               registered.
 9.1(1)        Form of Voting Agreement between XCare.net, Inc. and certain stockholders of Healthcare.com Corporation.
 9.2(1)        Form of Voting Agreement between Healthcare.com Corporation and certain stockholders of XCare.net, Inc..
10.1(2)        Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2(2)        Amended and Restated 1997 Stock Option Plan.
10.3(2)        1999 Employee Stock Purchase Plan and related agreements.
10.4(2)        1999 Director Option Plan and related agreements.
10.5(2)+       Licensing Agreement, dated as of December 30, 1998 between
               Registrant and Match Healthcare Services, Ltd.
10.6(2)+       Master Licensing Agreement, dated February 4, 1999, between
               Registrant and Methodist Care, Inc.
10.7(2)        Services Agreement Subcontract, dated December 17, 1998
               between Registrant and PRC, Inc.
10.8(2)+       Master Licensing, Processing and Services Agreement, dated
               February 16, 1997, between Registrant and
               Healthscope/United, Inc.
10.9(2)+       System Management Contract, dated April 1, 1999, between
               Registrant and Advica Health Resources.
10.10(2)+      Administration Services Agreement, dated March 29, 1999,
               between Registrant and American Medical Pathways, Inc.
10.11(2)+      Addendum to Processing and Services Agreement, dated July
               25, 1997, between Registrant and Brokerage Services
               Incorporated.
10.12(2)+      Addendum to Processing and Services Agreement, dated July
               25, 1997, between Registrant and Brokerage Services
               Incorporated.
10.13(2)+      Supplemental Agreement, dated December 24, 1997, between
               Registrant and Brokerage Services Incorporated.
10.14(2)+      Employers Mutual, Inc. Assignment Letter, dated August 5,
               1999, between Registrant and Employers Mutual, Inc.
10.15(2)+      Master License and Services Agreement, dated June 24, 1998, between Registrant and Employers Mutual, Inc.

                                 EXHIBIT INDEX

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
10.16(2)+      Contractor Agreement, dated February 19, 1999, between
               Registrant and Employers Mutual, Inc.
10.17(2)+      Master Licensing and Services Agreement, dated February 20,
               1998, between Registrant and Provider Services,
               Incorporated.
10.18(2)+      Contractor Agreement, dated April 27, 1999, between
               Registrant and Provider Services, Incorporated.
10.19(2)+      Master Licensing and Services Agreement, dated August 24,
               1998, between Registrant and Quest Diagnostics Incorporated.
10.20(2)       Offer letter, dated September 22, 1997, with Lorine Sweeney.
10.21(2)       Offer letter, dated December 12, 1997, with Mark Rangell.
10.22(2)       Offer letter, dated June 12, 1998, with Tammy McLaren.
10.23(2)       Sublease, dated as of May 11, 1998, by and between
               Registrant and Echo Bay Management Corp.
10.24(2)       Sub-sublease Agreement, dated as of December 18, 1998, by
               and between Registrant and Project Discovery, Inc.
10.25(2)       Office lease, dated May 2, 1997, between Registrant and MBL
               Life Assurance Corporation.
10.26(2)       Office lease, dated September 29, 1995 between Registrant
               and MBL Life Assurance Corporation.
10.27(2)+      Consulting Agreement, dated June 10, 1998, by and between
               Registrant and ADIS International Ltd.
10.28(2)+      Consulting Agreement, dated September 16, 1998, by and
               between Registrant and ADIS International Ltd.
10.29(2)+      Development Services Agreement, dated November 8, 1999, by and between Registrant and Doheny Eye Medical Group, Inc.
10.30(2)+      Development Services Agreement, dated November 10, 1999 by and between Registrant and Delta Health Services.
10.31(2)+      Hosting Services Agreement, dated November 10, 1999, by and between Registrant and Delta Health Services.
10.32(2)       Office Lease Agreement, dated November 1, 1999, by and
               between Registrant and Mountain States Mutual Casualty
               Company.
10.33(2)+      Software License and Services Agreement, dated October 25,
               1999, by and between Registrant and Oracle Corporation.
10.34(2)+      Professional Services Agreement, dated September 9, 1999, by and between Registrant and Asthma Management Company.
10.35(2)       Consulting Services Agreement, dated November 29, 1999, by and between Registrant and Decision Consultants, Inc.
10.36(2)       Sublease dated December 17, 1999 by and between Registrant and The Pittsburgh & Midway Coal Mining Co.
10.37(3)       2000 Nonstatutory Stock Option Plan and related agreements.
10.38(3)       Agreement and Plan of Reorganization by and among XCare.net,
               AX Acquisition Corporation and United/Healthscope, Inc.
               d/b/a Advica Health Resources and AHR Seller Group dated
               November 8, 2000.
10.39(3)       Registration Rights Agreement by and Between XCare.net,
               Inc., United/HealthScope, Inc. (d/b/a Advica Health
               Resources), dated November 8, 2000.
10.40(3)       Stock Purchase Agreement by and Between XCare.net, Inc. and
               Integrated Media, Inc. and Alan Hochman, dated November 29,
               2000.

                                 EXHIBIT INDEX

EXHIBIT NO.                           EXHIBIT TITLE
-----------                           -------------
10.41(3)       Escrow Agreement Between XCare.net, Inc. and Alan Hochman,
               dated November 29, 2000.
10.42          Amended and Restated Healthcare.com Corporation Non-Employee
               Director Stock Option Plan (filed as Exhibit 10 to
               Healthcare.com's Quarterly Report on Form 10-Q for quarter ended June 30, 1999 (Commission file No. 0-27056) and
               incorporated herein by reference).
10.43          Healthcare.com Adjustment Stock Option Plan (filed as
               Exhibit 10.5 to Amendment No. 1 to Healthcare.com's
               Registration Statement on Form S-1 (Registration No.
               33-96478), and incorporated herein by reference).
10.44          Healthcare.com Restated Stock Option Plan Two (filed as
               Exhibit 10.2 to Healthcare.com's Quarterly Report on Form
               10-Q for the quarter ended March 31, 1998 (Commission file
               No. 0-27056), and incorporated herein by reference).
10.45(1)       Affiliate Agreement between XCare.net, Inc. and certain
               stockholders of Healthcare.com Corporation.
10.46(1)       Form of Robert Murrie Employment Agreement.
10.47(1)       Form of Severance Agreement.
16.1(4)        Letter dated as of April 17, 2001 from
               PricewaterhouseCoopers LLP to the Securities and Exchange
               Commission.
21.1(3)        XCare.net, Inc. Subsidiaries.
23.1           Consent of PricewaterhouseCoopers LLP, Independent
               Accountants (relating to consolidated financial statements for XCare.net, Inc.).
23.2           Consent of Ernst & Young LLP, Independent Auditors (relating to financial statements for Confer Software, Inc.).
23.4           Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).

-------------------------
(1) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Current Report on Form 8-K on May 18, 2001.

(2) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Registration Statement on Form S-1 (Registration Statement 333-90165) on November 2, 1999.

(3) Previously filed with the Securities and Exchange Commission as an Exhibit to Registrant's Annual Report on Form 10-K (File Number 333-90165) for the year ended December 31, 2000.

(4) Previously filed with the Securities and Exchange Commission as Exhibit 16.1 to Registrant's Current Report on Form 8-K on April 18, 2001.

 + Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.